SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

January 3, 2019

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ______)

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Shelf Offering Memorandum - Partner Communications Company Ltd.

English Translation-for convenience only
The Hebrew version shall be the binding version

January 3, 2019

Partner Communications Company Ltd.
(hereinafter: “the Company” or “Partner”)

Shelf Offering Memorandum Draft

Pursuant to the Company’s shelf prospectus of June 13, 2018 (hereinafter: “the Shelf Prospectus” or “the Prospectus”), as published by the Company on June 13, 2018 (reference no.: 2018-02-057361), and pursuant to the provisions of the Israel Securities Regulations (Shelf Offering of Securities), 5766 – 2005 (hereinafter: “Shelf Offering Regulations”), the Company is pleased to publish herewith a shelf offering memorandum for the issue and listing of the Offered Securities, as defined hereunder (hereinafter: “the Shelf Offering Memorandum” or “the Offering Memorandum” or “the Memorandum”) for trading on the Tel-Aviv Stock Exchange Ltd. (hereinafter: “the TASE”).

American Depositary Shares (hereinafter: “ADS”) of the Company (with each ADS representing one share of the Company) are listed for trading on the NASDAQ Global Select Market under the ticker “PTNR.” Additionally, shares of the Company are listed for trading on the TASE under the ticker “Partner,” and three series of debentures of the Company are listed for trading on the TASE under the symbol "Partner K3," "Partner K4" and "Partner K6" pursuant to a listing document by virtue of the provisions regarding dual listing in Chapter E.3. of the Israel Securities Law, 5728 – 1968 (hereinafter: “Securities Law”) and the regulations enacted by virtue thereof. The Company’s current reports are in accordance with the law in the United States and are in English, and are in accordance with the dual listing rules prescribed in Chapter E.3. of the Securities Law and the regulations enacted by virtue thereof. The Company shall also continue to report according to the dual listing rules subsequent to the issuance pursuant to this Shelf Offering Memorandum.

As set forth in clause 1.3.4 of the Shelf Prospectus, the Company undertook that, as of the date of issuance of its Debentures to the public, solely in Israel, the Company shall be subject to reporting obligations in accordance with the hybrid disclosure model, as defined in the Shelf Prospectus. Therefore, this model applies as of the date of issuance of the Debentures to the public. According to the model, the Company is required to ascertain the existence of "warning signs" as defined in the Securities Regulations (Periodic and Immediate Reports), 5730 – 1970, and, to the extent that there are warning signs, it must provide disclosure as specified in clause 1.3.7 of the Shelf Prospectus.1

The Memorandum includes supplementary information (either in the Memorandum or by way of referral) about material developments in the Company since the date of the Shelf Prospectus, and additional information that is required pursuant to the United States Securities Act of 1933, as amended from time to time (hereinafter: “Securities Act”) and the rules and regulations of the United States Securities and Exchange Commission that would have applied, had the offering of securities as stated been registered under the Securities Act using the Form F-3 registration statement, including updated financial information based on the rules and requirements of the United States Securities and Exchange Commission in Item 8 of Form 20-F, and this, in addition to the details required pursuant to the Shelf Offering Regulations. In accordance with the opinion that the Company received from a U.S. law firm (hereinafter: "the U.S. Lawyer"), the Memorandum, together with the documents incorporated by reference herein and the Shelf Prospectus, together with the documents incorporated by reference therein, are appropriately responsive in all material respects to the requirements of the Securities Act and the applicable rules and regulations of the U.S. Securities and Exchange Commission (hereinafter: “the SEC”) that would apply to it if it were being filed with the SEC as a prospectus filed as part of a registration statement on Form F-3 in connection with a public offering in the United States of the Offered Securities (as defined below)  under the Securities Act, , apart from the sections of the Offering Memorandum that are in Hebrew, and apart from the fact that particular clauses and appendices would have been included in Form F-3 that are not included in the Offering Memorandum and that are technical in nature and are immaterial to the matter of offering securities to the public in Israel.

[1]
In accordance with the position of the Securities Authority of 9.9.13, which was updated on 27.6.17, in the event that such warning signs exist, the Company shall file an immediate report entitled "Commencement of reports according to the Hybrid Disclosure Model," which concerns notification of a change in the reporting regime as detailed in section 1.3.7 of the Shelf Prospectus.

The offering of the Series G Debentures by the Company within the scope of this Shelf Offering Memorandum (hereinafter: “the Offered Securities”) shall be done solely in Israel and shall not be done in the United States and/or to U.S. Persons, as this term is defined in Regulation S under the Securities Act, as amended from time to time (hereinafter: “Regulation S”), and this, according to the conditions of the exemption from the registration requirements pursuant to Category 1 of Regulation S.

The Offered Securities may be resold in reliance on Rule 904 of Regulation S, whereby, the Offered Securities may be resold on the TASE by any person (excluding resales by the Company, a distributor, or affiliate to any of them (except an officer who is an affiliate solely by virtue of holding such office), or any person acting on behalf of any of them), without imposing any blocking period or other restriction), provided that: (1) the offering is not made to a person in the United States; (2) the seller and anyone acting on its behalf did not know that the transaction has been organized in advance with a purchaser in the United States; and (3) No Directed Selling Efforts, as this term is defined in Regulation S, shall be done in the United States by the seller, affiliate or by any person acting on its behalf.

The Company has provided the TASE with an opinion of the U.S. Lawyer according to which, based on the assumptions, reservations and limitations in the opinion, the offering in accordance with the Shelf Offering Memorandum is exempt from the registration requirements of the Securities Act and that, in accordance with Regulation S, the securities being offered according to This Offering Memorandum shall be eligible for  resale on the TASE by any person (except as and subject to that detailed above).

Any purchaser of the Offered Securities pursuant to the Memorandum shall be deemed as a party who declared: (i) that it is not located in the United States and that it is not a U.S. Person; (ii) that it is not purchasing the Offered Securities for or on behalf of a U.S. Person or any person located in the United States; (iii) that it was not staying in the United States when it submitted an application to purchase or when it purchased the Offered Securities; and (iv) that it is not purchasing the Offered Securities with an intention to carry out a “distribution” of the said Offered Securities in the United States (as this term is defined in the U.S. securities laws).

Pursuant to that stated above, all the “Distributors” (as this term is defined in clause 15 of the Memorandum) have undertaken that they shall offer the Offered Securities solely in Israel and only parties that are not a U.S. Person and that they did not and shall not perform any action or publish any advertisement in the United States pertaining to the promotion of the sale of the Offered Securities.

Solely the laws of the State of Israel shall apply to This Memorandum and no other laws whatsoever shall apply; solely the competent courts in Israel and they alone shall have sole jurisdiction in relation to any matter pertaining to the said matters; and the offerees, by consenting to purchase the Offered Securities, are accepting this sole jurisdiction and this choice of law.

The Shelf Prospectus and the Shelf Offering Memorandum were not filed with the United States Securities and Exchange Commission. The Offered Securities shall not be registered under the Securities Act in the United States, and any person purchasing Offered Securities pursuant to this Shelf Offering Memorandum shall be allowed to offer, sell, pledge or transfer the said Offered Securities in any other way solely: (i) pursuant to Regulation S; (ii) pursuant to a registration statement filed under the Securities Act; or (iii) pursuant to an exemption from the registration requirements of the Securities Act. The Company is not undertaking to register the Offered Securities for offer or sale in the United States under the Securities Act.

A decision to purchase the Offered Securities should be reached solely relying on the information contained (including by way of referral) in the Shelf Prospectus and in the Shelf Offering Memorandum. The Company did not allow any person or other body to furnish information that differs from that specified in the Shelf Prospectus or in This Memorandum. The Shelf Prospectus and This Memorandum do not constitute an offering of securities in any other country apart from in the State of Israel.

The terms used in this Shelf Offering Memorandum shall have the definitions ascribed to them in the Shelf Prospectus, unless otherwise stated.

1.	The Offered Securities

Debentures (Series G)

1.1
Up to NIS 275,000,000 par value, registered debentures (Series G) of NIS 1 par value each,  bear fixed  annual interest at a rate to be determined in the tender and shall not exceed 4.00% and are not linked (principal and interest)[2] to any linkage base (hereinafter: “the Debentures (Series G)” or “the Debentures”).

1.2
Notwithstanding clause 1.1,  if and to the extent that, during the issue of the Debentures (Series G) being carried out pursuant to this Shelf Offering Memorandum, the total demands exceed NIS 225,000,000 par value of Debentures (Series G) (hereinafter: “the Quantity being Issued to the Public”) (the said difference shall be called hereinafter: “the Excess Sum”), the Company shall not issue more than the Quantity being Issued to the Public pursuant to this Shelf Offering Memorandum and, in such instance, the following provisions shall apply:

1.2.1
The Company shall announce the amount of the Excess Sum and the total issue that the Company intends to issue by virtue of this Shelf Offering Memorandum (which, as stated, shall not exceed NIS 225,000,000 par value) in the report of the results of the issue;

1.2.2	No units shall be issued to the public in the amount of the Excess Sum (only), and no money shall be collected from the subscribers in respect of the Excess Sum (only);

1.2.3
The allotment to the subscribers who responded during the public tender pursuant to the provisions of clause 2 of the Shelf Offering Memorandum (determining the interest rate in the tender and allotting the units) shall be allocated pro rata between the quantity being issued to the public and the quantity offered pursuant to the Shelf Offering Memorandum or the orders for Debentures (Series G) actually received, the lower of the two, for example, if orders are received during the public tender reflecting NIS 265,000,000 par value of Debentures (Series G),  then, in light of the Company’s resolution not to issue up to a total of NIS 225,000,000 par value of Debentures (Series G), about 85% of the volume of the allotment according to the results of the tender (225,000,000/265,000,000) shall be allocated to every subscriber whose order would have been accepted pursuant to the results of the tender, which is being held according to the provisions of clause 2 of the Shelf Offering Memorandum.

[2]	In accordance with the provisions of the TASE rules and regulations, it is not possible to change the linkage method.

1.3
The principal of the Debentures shall be repayable in six annual payments, that will be paid between the years 2022 until 2027, whereby each of the first four payments shall constitute 10% of the inclusive par value of the principal of the Debentures, the fifth payment shall constitute 20% of the inclusive par value of the principal of the Debentures and the sixth payment shall constitute 40% of the inclusive par value of the principal of the Debentures.  Payments of the principal shall be paid on June 25 of each of the years 2022 through 2027 (inclusive).

1.4
The balance of the outstanding principal of the Debentures, as it shall be from time to time, shall bear fixed annual interest at the rate to be determined in the tender. The interest in respect of the Debentures is payable annually, on June 25 of each of the years 2019 through 2027 (inclusive) for the twelve (12) month period ended on the payment date (excluding the first interest period as detailed below) so that the first payment shall be paid on June 25, 2019 and the last payment shall be paid on June 25, 2027, all this, except for the payment in respect of the first interest period that shall be paid on June 25, 2019, in respect of which the interest shall be paid for the period beginning on the first trading day after the date of the tender to the public and ending on the first payment date of the interest, calculated on the basis of 365 days a year, according to the number of days during this period. The final payment of the interest on the principal of the Debentures (Series G) shall be paid together with the final payment on account of the principal of the Debentures (Series G), against the delivery of the Debenture certificates (Series G) to the Company.

1.5
The Company shall publish an Immediate Report of the results of the tender in respect of the issue of the Debentures (Series G), and in it, the Company shall announce the interest rate determined in the tender, the interest rate in respect of the first interest period of the Debentures (Series G) and the annual interest rate that shall be paid.

1.6
The Deed of Trust relating to the Debentures (Series G) (as defined hereunder in clause 8.1) prescribes that, subject to the conditions prescribed in clause 2.4 of the Deed of Trust, the Company shall be allowed to expand the series of Debentures (Series G) at any time, at its sole discretion (whether by way of a private offering, or pursuant to a prospectus, or pursuant to a shelf offering memorandum or in any other way), including to a related holder, without having to receive the approval of the trustee for the Debentures (Series G) and/or of the holders of the Debentures (Series G) existing at that time, at any price and in any manner that the Company shall deem appropriate, including at a discount rate or at a premium  that differs from the discount rate of the debentures that are in circulation at that time (if any) (or without a discount or without a premium). If the discount rate that shall be determined for the Debentures (Series G) due to a series expansion shall differ from the discount rate of the Debentures (Series G) that are in circulation at that time, then, prior to expanding the series of Debentures (Series G), the Company shall apply to the Israel Tax Authority in order to obtain its approval that, on the matter of deducting withholding tax from the discount fees in respect of the said Debentures, a uniform discount rate shall be set for the said Debentures according to a formula that weights the various discount rates (if any) in Series G, and all in conformity with the provisions prescribed in clause 2.4.1 of the Deed of Trust.

1.7
The Debentures (Series G) that shall be in circulation and additional debentures of that same series that shall be issued (if any) as stated above in clause 1.6, shall constitute (as of the date of their issue) a single series for all intents and purposes.

1.8
If, subsequent to the date of the initial issue of the Debentures (Series G), the Company shall expand the series of the Debentures (Series G), the holders of Debentures (Series G) that shall be issued within the framework of the series expansion shall not be entitled to receive a payment of principal and/or interest in respect of the Debentures (Series G) if the record date for the payment thereof predates the date of their issue.

2.	Details of the Offering (Tender Number – 1151752)

2.1
The Debentures (Series G) are being offered to the public in 275,000 units of NIS 1,000 par value each (hereinafter: "the Units"), for a consideration of NIS 1,000 per unit, by way of a tender, on the annual interest rate to be borne by the Debentures (Series G), which shall not exceed 4.00% (hereinafter: "the Maximum Interest Rate"). The Debentures (Series G) will be offered by means on a uniform offering, as stated in the Israel  Securities Regulations (Mode of Offering of Securities to the Public), 5767 – 2007 (hereinafter: “the Mode of Offering Regulations”)

2.2
Any subscriber must specify in its order the number of Units that it wishes to purchase and the interest rate that it is bidding, which shall not exceed the Maximum Interest Rate. An order for the purchase of Units that shall be submitted within the scope of the tender and for which the interest rate specified therein exceeds the Maximum Interest Rate, or that did not specify an interest rate, shall be nullified and shall be deemed as if not submitted.

2.3
Any subscriber may submit up to three (3) orders at different interest rates (which shall not exceed the Maximum Interest Rate), which shall be quoted at increments of 0.01%; i.e., bids may be submitted at interest rates of 4.00%, 3.99%, 3.98% and so forth. Any order of Units that tenders a bid not quoted according in increments of 0.01% shall be upwardly rounded to the next increment.

2.4
Orders may be submitted for the purchase of whole Units only. Any order that shall be submitted for any fraction of a Unit shall be deemed an order being submitted solely for the number of whole Units specified therein, and the fraction of a Unit specified in the order shall be deemed as if not included therein ab initio.

2.5
Subject to any law, the orders for the purchase of the offered Units are irrevocable. Every order shall be deemed an irrevocable undertaking on the part of the subscriber to accept the Debentures that shall be allotted to it as a result of full or partial acceptance of its order, and to pay the full price of the Debentures, pursuant to the terms of the Shelf Prospectus and the Shelf Offering Memorandum, that it is entitled to receive, through the Issue Coordinator (as this term is defined hereunder) pursuant to the terms of the Shelf Prospectus and the Shelf Offering Memorandum.

2.6	The offering of the Offered Securities pursuant to the Shelf Offering Memorandum is not secured by underwriting.

In this regard, “Subscriber” or “Applicant” – including a family member residing with the subscriber, and a Classified Investor that is ordering Offered Securities pursuant to clause 4 of the Memorandum.

2.7	The timeframe for submitting orders

The period for the submission of orders for the purchase of the Units being offered to the public shall be opened on January 3, 2019 (hereinafter: “the Day of the Tender” or “the Submission Date of the Applications”), at 09:30 (hereinafter: “Opening Time of the Subscription List”) and shall be closed on the same day at 16:30 (hereinafter: “Closing Time of the Subscription List”), provided that the Closing Time of the Subscription List shall not be before seven (7) hours have elapsed, at least five (5) of which are hours of trading, since the publication time of the Offering Memorandum. The Company shall be allowed to withdraw the offering up until the Closing Time of the Subscription List, without the investors having any claim and/or right in relation thereto. In the aforesaid instance, all of the orders tendered in connection with the offering shall be deemed voided.

2.8	Order submissions

2.8.1
Orders for the purchase of the Units must be submitted to the Company using the customary forms for this purpose, either directly through the Issue Coordinator, Israel Discount Bank Ltd., of [38 Yehuda Halevy St, Tel Aviv (hereinafter: “the Issue Coordinator”), or through banks or other TASE members (hereinafter: “the Authorized Order Recipients”), by no later than the Closing Time of the Subscription List. The Authorized Order Recipients shall be responsible and liable to the Company and to the Issue Coordinator for the payment of the full consideration that shall be due to the Company in respect of orders submitted through them that were fully or partially accepted.

2.8.2
Any order that shall be submitted to an Authorized Order Recipient on the Day of the Tender shall be deemed as submitted on that day if it shall be received by the Authorized Order Recipient by the Closing Time of the Subscription List, provided that the Authorized Order Recipient shall forward it to the Issue Coordinator and the Issue Coordinator shall receive it by one hour after the Closing Time of the Subscription List; i.e., by 17:30 on the Day of the Tender (hereinafter: “the Deadline for Submissions to the Coordinator”).

2.8.3
The Authorized Order Recipients shall forward the orders to the Issue Coordinator on the Day of the Tender by transmission of the applications to a digital safe or in sealed envelopes that shall remain sealed until the Deadline for Submissions to the Coordinator, and shall be inserted into a closed box, together with the orders that were submitted directly to the Issue Coordinator.

2.9	The tender proceedings, publication of the results and payment of the consideration

2.9.1
On the Day of the Tender, after the Deadline for Submissions to the Coordinator, the box shall be opened and the envelopes shall be opened, including the applications transmitted in a digital safe, in the presence of a representative of the Company, a representative of the Issue Coordinator and an accountant, who shall supervise the proper conduct of the tender proceedings.

2.9.2
By 10:00 a.m. on the morning of the first trading day after the Day of the Tender, the Issue Coordinator shall deliver notice to the subscribers, through the Authorized Order Recipients through which the orders were submitted, about the extent of the acceptance of their orders. The notice shall specify the interest rate determined in the tender, the quantity of Units that shall be allotted to the subscriber and the consideration that it must pay for them. Upon receipt of the notice, and by 12:30 on that same afternoon, the subscribers whose orders for Units were fully or partially accepted, must transfer the consideration that must be paid for the Units in their orders that were accepted, to the Issue Coordinator, through the Authorized Order Recipients.

2.9.3	On the first day of trading after the Day of the Tender, the Company shall announce the results of the tender in an Immediate Report to the Israel Securities Authority and to the TASE.

2.9.4
The Company deems the deposit of the consideration of the issue in the Special Account, as this term is defined hereunder in clause 2.11 of the Memorandum, as a transfer of the consideration to the Company, and the Company shall apply to the TASE to list the Debentures for trading on the basis of this.

2.10	Mode of determining the interest rate and the allotment to the subscribers

All of the Units for which purchase orders shall be accepted, shall be issued at a uniform interest rate per Unit (hereinafter: “the Uniform Interest Rate”), that will be determined in accordance with the tender results, and the method for allotting the Units shall be as follows:

2.10.1
If the inclusive number of Units included in the orders (including Units in purchase orders that were received from Classified Investors that engaged in an early commitment with the Company, as stated in clause 4 of the Memorandum) that shall be accepted is less than the inclusive number of Units being offered pursuant to the Offering Memorandum, then all of the orders shall be accepted in their entirety and, in such instance, the Uniform Interest Rate shall be the Maximum Interest Rate prescribed in the Offering Memorandum. The balance of the Units, for which orders shall not be accepted, shall not be issued.

2.10.2
If the inclusive number of Units included in the orders (including Units in purchase orders that were received from Classified Investors that engaged in an early commitment with the Company, as stated in clause 4 of the Memorandum) that shall be accepted is equal to or higher than the inclusive number of Units being offered to the public, then the Uniform Interest Rate shall be equal to the lowest interest rate at which orders were submitted for the purchase of all of the Units being offered pursuant to this Offering Memorandum (including orders submitted by Classified Investors) pursuant to the Offering Memorandum.

In such instance, the Units being offered shall be allotted as follows:

(a)	Orders quoting an interest rate higher than the Uniform Interest Rate – shall not be accepted;

(b)	Orders quoting an interest rate lower than the Uniform Interest Rate – shall be accepted in their entirety;

(c)
Orders (not including orders submitted by Classified Investors that engaged in an early commitment with the Company, as stated in clause 4 of the Memorandum) quoting an interest rate that equals the Uniform Interest Rate – shall be accepted on a pro rata basis, so that each subscriber shall receive, out of the total of the offered Units that shall remain for distribution after accepting orders quoting  an interest rate that is lower than the Uniform Interest Rate (and after accepting the orders of the Classified Investors that engaged in an early commitment with the Company, which shall order at the Uniform Interest Rate, as stated in clause 4 of the Memorandum), a portion that is equal to the ratio between the number of Units that it ordered in an order quoting the Uniform Interest Rate and the inclusive number of Units included in all orders submitted to the Company that quoted the Uniform Interest Rate  (after deducting the Units of the Classified Investors that engaged in an early commitment with the Company, as stated in clause 4 of the Memorandum);

(d)	The allotment to Classified Investors shall be done as specified in clause 4 of the Memorandum.

2.10.3
If an allotment as stated above in clause 2.10.2 shall not lead to the fulfillment of the minimum dispersion requirements of the Offered Debentures, as stated in the clause 13.3 of the Shelf Offering Memorandum, then the allotment priority to the Classified Investors shall be cancelled, and the offered Units shall be allotted as follows:

(a)	Orders quoting an interest rate higher than the Uniform Interest Rate – shall not be accepted;

(b)	Orders quoting an interest rate lower than the Uniform Interest Rate – shall be accepted fully;

(c)
Orders (including orders submitted by Classified Investors that engaged in an early commitment with the Company, as stated in clause 4 of the Memorandum) quoting an interest rate that is equal to the Uniform Interest Rate – shall be accepted on a pro rata basis, so that each subscriber shall receive, out of the total of the offered Units that shall remain for distribution after accepting orders quoting a lower interest rate than the Uniform Interest Rate, a portion that is equal to the ratio between the number of Units that it ordered in an order in which it quoted the Uniform Interest Rate and the total number of Units included in all of the Orders, which were submitted to the Company in which the Uniform Interest Rate was quoted (including Units for which the Classified Investors’ commitments to purchase them were received as an early commitment with the Company, as stated in clause 4 of the Memorandum);

2.10.4
If an allotment as stated above in clause 2.10.3 shall not lead to the fulfillment of the minimum dispersion requirement of the Debentures (Series G) as stated in clause 13.3 herein, then the offered Units shall be allotted as follows:

(a)	Orders quoting an interest rate higher than the Uniform Interest Rate – shall not be accepted;

(b)
Orders (including orders submitted by Classified Investors that engaged in an early commitment with the Company, as stated in clause 4 of the Memorandum) quoting the Uniform Interest Rate and/or a lower interest rate – shall be accepted on a pro rata basis, so that each subscriber shall receive, out of the total of the offered Units, a portion that is equal to the ratio between the number of Units that it ordered quoting the Uniform Interest Rate and/or a lower interest rate, and the total of the Units at the Uniform Interest Rate and/or a lower interest rate, which were submitted to the Company (including Units for which the Classified Investors’ commitments to purchase them were received, as stated in clause 4 of the Memorandum);

2.10.5
If an allotment as stated above in clause 2.10.4 shall not lead to the fulfillment of the minimum dispersion requirement of the Debentures (Series G), as stated in clause 13.3 of the Shelf Offering Memorandum, then a re-allotment shall be executed for the purpose of determining a new Uniform Interest Rate per Unit, which shall exceed the Maximum Interest Rate, and which shall be the lowest interest rate at which it shall be possible to allot the securities included in the Units in a manner that shall fulfill the minimum dispersion requirement as stated in clause 13.3 of the Shelf Offering Memorandum, provided that Units shall not be allotted to a subscriber at a number higher than the number it ordered or at an interest rate lower than the price it quoted in its order (hereinafter: “the New Uniform Interest Rate per Unit”).

If the New Interest Rate per Unit as stated in this clause is determined, then the allotment shall be carried out according to that stated above in clause 2.10.4, except that, instead of “the Uniform Interest Rate per Unit,” it shall be deemed as if it states “the New Uniform Interest Rate per Unit.”

2.10.6
If an allotment as stated above in clause 2.10.5 shall not lead to the fulfillment of the minimum dispersion requirement of the Debentures (Series G), as stated in clause 13.3 of the Shelf Offering Memorandum, which are being offered pursuant to this Shelf Offering Memorandum, then the issue shall be cancelled, the Offered Securities shall not be allotted, and no monies shall be collected from the applicants in respect thereof.

2.10.7
If fractional Units shall be created as a result of the allotment of the Units according to the response to the tender as stated above, they shall be rounded, to the extent possible, to the closest whole Unit. Surplus Units that might remain as a result of rounding as stated shall be purchased by the Issue Coordinator at the price per Unit specified in the Offering Memorandum.

2.10.8
Each subscriber shall be deemed as if it committed in its order to purchase all of the Units that shall be allotted to it as a result of a partial or full acceptance of its order, according to the rules specified above in this clause 2.

2.11	Special account

2.11.1
Shortly before the Day of the Tender, the Issue Coordinator shall open a special income-bearing trust account under the Company’s name in a banking corporation (hereinafter: “the Special Account”) and shall disclose the details of the Special Account to the Authorized Order Recipients. The Special Account shall be used for monies that shall be received from the subscribers.

2.11.2
The Special Account shall be managed exclusively by the Issue Coordinator for and on behalf of the Company pursuant to the provisions of section 28 of the Securities Law. The monies that shall be paid in respect of the orders that were fully or partially accepted by the Company shall be deposited in the Special Account. The Issue Coordinator shall invest the monies that shall accumulate in the Special Account in liquid, unlinked deposits bearing interest on a daily basis, to the extent that this shall be possible.

2.11.3
By no later than 12:00 p.m. on the second trading day after the Day of the Tender, the Issue Coordinator shall transfer the balance of the monies that shall remain in the Special Account to the Company, including the profits that accumulated in respect thereof, and this, against the transfer of certificates in respect of the Debentures Mizrahi Tefahot Nominee Company Ltd. (hereinafter: “the Nominee Company”) and crediting of the TASE member pursuant to the instructions of the Issue Coordinator.

In the event of cancellation of the tender, the Debentures (Series G) being offered in the tender shall not be  listed for trading on the TASE, and no monies shall be collected from the investors in connection with those Debentures.

3.	Additional allotment

The Company shall not execute an additional allotment, as this term is defined in the Mode of Offering Regulations, pursuant to this Shelf Offering Memorandum.

4.	Classified Investors

Out of the Units being offered to the public as stated in this Shelf Offering Memorandum, early commitments for the purchase of 225,000 Units were given by Classified Investors,3 as defined in Regulation 1 of the Mode of Offering Regulations (hereinafter: “the Classified Investors”), whereby, the Classified Investors shall submit orders in the tender for the purchase of Units constituting approximately 82% of the total Units being offered pursuant to the Shelf Offering Memorandum, as specified hereunder in this clause 4.

The early commitments from Classified Investors were received according to the principles prescribed in the Mode of Offering Regulations.

In this clause 4, “oversubscription” is the ratio between the quantity of offered Units for which orders were submitted at the Uniform Interest Rate, and the quantity remaining for distribution (as defined below), provided that it exceeds one;

“The quantity remaining for distribution” is the quantity of Units that were offered in the tender at the interest rate, in accordance with the Shelf Offering Memorandum, after deducting from it that quantity of securities for which orders were submitted at an interest rate that is lower than the Uniform Interest Rate.

Pursuant to the Mode of Offering Regulations, in the event of oversubscription, the allotment to Classified Investors shall be as follows:

(a)
if the oversubscription was up to five times higher than the quantity of Units offered to the public, then each Classified Investor shall be allotted 100% of the quantity that it committed to purchase;

(b)
if the oversubscription was more than five times higher than the quantity of Units offered to the public, then each Classified Investor shall be allotted 50% of the quantity that it committed to purchase.

[3]
“Classified Investor” – one of the following: (1) a portfolio manager as defined in section 8(b) of the Investment Counseling Law, that purchases at its discretion for the account of a client; (2) a corporation that is wholly owned by one or more classified investors, that purchases for itself or for another classified investor; (3) an investor as set forth in section 15A(b)(2) of the Securities Law 5728 – 1968 (hereinafter: "the Law"); (4) an investor as set forth in sections (1) through (9) or (11) of the First Addendum to the Law, that purchases for itself. In addition, a Classified Investor must undertake to purchase securities at a minimum volume of NIS 800,000.

If the quantity of the Debentures (Series G) remaining for distribution is insufficient for an allotment as stated above, then the quantity remaining for distribution shall be allotted to the Classified Investors according to the pro rata of each early commitment out of the total early commitments submitted at the same interest rate.

The allotment to Classified Investors shall be at the Uniform Interest Rate.

Orders from the Classified Investors shall be submitted within the scope of the tender and shall be deemed orders submitted by the public for the purpose of determining the interest rate, and this, subject to that stated above with regard to the allotment of the Debentures (Series G) in the event of an oversubscription. It is clarified that, if there is no oversubscription, then the orders from the Classified Investors within the scope of the tender shall be deemed orders submitted by the public for the purpose of allotting the Debentures (Series G) to the subscribers.

Early commitments received from Classified Investors:

Each of the Classified Investors specified hereunder committed, within the scope of an early commitment, to submit orders to purchase Units at a quantity of not less than detailed herein, and at the interest rate that shall not exceed the rate specified hereunder:

No.	Name of the Classified Investor	Quantity of units	Interest rate
1	Arbitrage Global, LP. (*)	7,500	3.89%
2	Arbitrage Global, LP. (*)	5,504	4.00%
3	Oporto Securities Distribution Ltd.	2,000	3.99%
4	Orcam Strategies Ltd.	2,000	3.90%
5	Orcam Strategies Ltd.	2,203	4.00%
6	Alumot Trust Fund Management Ltd.	550	4.00%
7	Altris Finance Ltd.	3,800	3.89%
8	Ametrine Limited Partership(*)	6,500	3.90%
9	Excellance Nessuah Investment Management Ltd. (**)	12,500	3.99%
10	Best Invest-Yalin Lapidot Investment Portfolio Management Ltd.	3,000	3.94%

No.	Name of the Classified Investor	Quantity of units	Interest rate
11	Barak Capital Investments 2006 Ltd. (*)	800	3.90%
12	Harel Insurance Company Ltd.- Nostro	20,000	3.99%
13	Vardan Investment House Ltd.	7,784	3.70%
14	Yalin-Lapidot Provident Fund Management	8,000	3.94%
15	Clal Insurance Company Ltd.-Nostro	7,031	3.80%
16	Clal Insurance Company-for Institutional Investors it controls	49,219	3.82%
17	Mahog Ltd.	3,000	3.94%
18	Meitav-Dash-Fund Management Ltd. (**)	11,653	3.70%
19	Meitav-Dash-Fund Management Ltd. (**)	1,417	3.98%
20	Meitav-Dash-Fund Management Ltd.-Best Invest(**)	800	3.98%
21	Meitav-Dash-Fund Management Ltd.-for Institutional Funds(**)	17,680	3.79%
22	Menora Mivtahim Holdings Ltd. (**)	2,000	3.92%
23	Menora Mivtahim Insurance Ltd. (**)	14,000	3.92%
24	Mifal Hapayis	1,500	2.10%
25	Inbar Derivatives Ltd. (*)	3,500	3.92%
26	Inbar Derivatives Ltd. (*)	7,000	3.97%
27	Fidelity Venture Capital Ltd.	1,555	3.77%
28	Proxima Investment Management Ltd. (*)	2,300	3.70%

No.	Name of the Classified Investor	Quantity of units	Interest rate
29	R.I.L Spirit Management and Investments Ltd.	1,700	3.89%
30	R.I.L Spirit Management and Investments Ltd.	1,600	3.94%
31	R.I.L Spirit Management and Investments Ltd.	2,900	3.97%
32	Shomra Insurance Company Ltd. (**)	4,000	3.92%
33	Partnership- Traded Corporate Bonds-Haphoenix Amitim(**)	5,504	4.00%
34	Shobolet Provident Fund Management Company Ltd.	4,500	3.79%
Total		225,000

*A Classified Investor that is a distributor in the issuance or is affiliated with the distributor in the issuance.

** An interested party in the Company or entities affiliated with an interested party in the Company.

The total Units ordered by said investors – 33,104 Units – approximately 14.71%.

The Classified Investors shall be entitled to an early commitment fee at the rate of 0.6% of the inclusive immediate consideration in respect of the Units for which the Classified Investors committed to submit orders.

On the Day of the Tender, a Classified Investor shall be permitted to decrease the interest rate compared to the interest rate that it had quoted in its aforesaid early commitment (at increments of 0.01%), by delivering written notice to the Issue Coordinator, which must be received by the Issue Coordinator by 16:30.

The consideration that shall be paid by the Classified Investors shall be transferred to the Issue Coordinator through the TASE members, on the first trading day after the Day of the Tender, by 12:30 p.m., and shall be deposited by it in the Special Account, as defined in clause 2.11 of the Memorandum.

It is clarified that the Classified Investors shall be able to order Units at a quantity that exceeds that specified in their early commitments, however, any extra Units that shall be ordered shall not be deemed orders from Classified Investors for the purposes of this Shelf Offering Memorandum, but rather, for all intents and purposes, as orders submitted by the public.

5.	Additional terms of the Debentures (Series G)

5.1
The payments on account of the principal and the interest of the Debentures (Series G) shall be paid to persons whose names shall be registered in the register of the Debentures (Series G) on June 19 in respect of payments paid on June 25 that preceded the payment date of that payment (with respect to the payments of the interest during each of the years 2019 – 2027 and with respect to the payments of the principal during each of the years 2022-2027)  ("the Record Date of the Debentures (Series G)"), except for the last payment of the interest and the principal, which shall be paid on June 25, 2027, in respect of which the following shall apply: the final payment of the interest and payment of the principal shall be paid to persons whose names shall be registered in the register on the date of payment of the principal and the last interest payment and shall be made against delivery of the Debentures (Series G) certificates to the Company.

5.2
It is hereby clarified that any party that is not registered in the register for the Debentures (Series G) on the Record Date of the Debentures (Series G), shall not be entitled to an interest payment in respect of the interest period that began before that date.

5.3
In any instance whereby the payment date of principal and/or interest is due on a day that is not a business day, the payment date shall be postponed to the next business day without an additional payment, and the record date for the purpose of determining interest eligibility shall not change as a result.

5.4	For further details regarding principal and interest payments of the Debentures (Series G), see clause 4 of the Terms and Conditions Overleaf of the Deed of Trust.

5.5	The Debentures (Series G) being offered under this Shelf Offering Memorandum are not secured by any collateral whatsoever.

5.6	For details regarding arrears interest, see clause 8 of the Terms and Conditions Overleaf of the Deed of Trust.

6.	Immediate repayment and/or realization of collateral

The Trustee and the meeting of the holders of the Debentures (Series G) are entitled to demand the immediate repayment of the outstanding balance of the Debentures and/or to realize collateral provided (insofar as provided) to secure the Company's obligations to the Debenture holders pursuant to the Debentures, in the cases described in clause 11 of the Deed of Trust.

7.	Early Redemption

7.1
Should the TASE decide to delist the Debentures (Series G) that are in circulation because the value of the Debenture series (Series G) held by the public is less than the sum specified in the TASE regulations and directives regarding delisting of debentures, the Company shall carry out an early redemption of the Debentures. For details regarding early redemption at the initiative of the TASE, see clause 10.1 of the Deed of Trust.

7.2
In addition, the Company may, at its sole discretion, call the Debentures (Series G) for early redemption as of 60 days following the date of listing of the Debentures (Series G) for trading on the TASE. For details regarding early redemption at the Company's initiative, see clause 10.2 of the Deed of Trust.

For details regarding the Company's liabilities to the Trustee and the holders of Debentures (Series G) in connection with financial covenants and changes in the interest rate due to failure to comply with financial covenants, see clause 6 of the Deed of Trust and clause 2 of Appendix A to the Deed of Trust.

8.	The Trustee for the Debentures

8.1
The trustee for the Debentures (Series G) is Hermetic Trust (1975) Ltd., with whom the Company engaged in a Deed of Trust for the Debentures (Series G) dated January 2, 2019 (hereinafter: The "Deed of Trust")[4]. The full text of the Deed of Trust is attached as Appendix A to the Shelf Offering Memorandum. It is clarified that, in the event of the cancellation of the issue of the series of Debentures (Series G) for any reason whatsoever, the Deed of Trust shall be null and void.

8.2	The Trustee has no material interest in the Company and the Company has no material interest in the Trustee.

9.	Discounting

9.1
The Debentures (Series G) being issued pursuant to this Shelf Offering Memorandum are being offered for the first time at a minimum price equal to their par value and therefore shall be issued without a discount for tax purposes.

9.2	In the event of a series expansion of Series G, the Company shall take action with regard to the discount rate, in conformity with that stated in clause 2.4 of the Deed of Trust.

10.	Tax implications

10.1	Capital gain from a sale of Debentures

Pursuant to section 91 of the Israel Income Tax Ordinance (New Version), 5721 – 1961 (hereinafter in this section: “the Ordinance”), a real capital gain from a sale of offered debentures that are not linked to the CPI5 by an individual resident of Israel, whose income from the sale of debentures does not constitute income from a "business" or from an "occupation" and who did not claim a deduction of financing expenses, shall be taxable at a rate not exceeding 15% or 20%,  With respect to a “material shareholder” of the Company – i.e., a holder, whether directly or indirectly, whether alone or jointly with another party,6 of at least 10% of one or more types of means of control7 over the Company – the entire capital gain on the date of sale of the debentures or on any date during the 12 months preceding the sale as stated (hereinafter: "Material Shareholder") shall be deemed a real capital gain.

[4]	The contact details for the Trustee: 113 Hayarkon St., Tel Aviv. Tel.: 03-5274867, Fax: 03-5271736.
[5]	As this term is defined in section 91 of the Ordinance.
[6]	As this term is defined in section 88 of the Ordinance.

10.2
In addition, for an individual who claimed real interest expenses and linkage differentials in relation to the Debentures, the capital gain from the sale of the Debentures shall be taxed at the rate of 30% until the provisions and conditions for deducting real interest expenses are prescribed according to sections 101A (a) (9) and 101A (b) of the Ordinance.

10.3
The reduced tax rate as aforesaid shall not apply to an individual whose income from the sale of the Debentures is considered to be income from a "business" or an "occupation," in accordance with the provisions of section 2 (1) of the Ordinance. In this case, the individual will be charged a marginal tax rate in accordance with the provisions of section 121 of the Ordinance.

10.4	In addition to all that stated above, an individual's income shall be subject to a surtax of 3% on that part of the taxable income for 2019, in excess of NIS 640,000.

10.5	A body of persons shall be taxed for a real capital gain from a sale of Debentures at the corporate tax rate prescribed in section 126(a) of the Ordinance (25%) (as of 2018 and thereafter – 23%).

10.6
Exempt mutual funds and provident funds and tax-exempt bodies pursuant to section 9(2) of the Ordinance are exempt from tax in respect of capital gains from a sale of debentures as stated, subject to the conditions prescribed in the said section. The tax rate applicable to a taxable mutual fund’s income from a sale of debentures shall be the tax rate that applies to the income of an individual when the income does not constitute income from a “business” or a “profession,” unless otherwise expressly stated. If no special tax rate is defined for the income, the income shall be taxed at the maximum tax rate prescribed in section 121 of the Ordinance.

[7]	As this term is defined in section 88 of the Ordinance

10.7
As a rule, a foreign resident (individual or company), as defined in the Ordinance, is exempt from capital gains tax in a sale of debentures traded on the stock exchange in Israel, if the capital gain is not in his permanent enterprise in Israel, and is in accordance with the conditions and restrictions specified in section 97(B2) of the Ordinance. That stated above shall not apply to a foreign company if residents of Israel are controlling shareholders[8] therein or are beneficiaries of or are entitled to 25% or more of the income or profits of the group of foreign resident persons, whether directly or indirectly, as stated in section 68A of the Ordinance. In the event that such exemption does not apply, exemption provisions of the tax treaty (if any) may apply between Israel and the foreign resident's country of domicile, subject to the furnishing of a suitable confirmation from the Tax Authority in advance.

10.8
With respect to the withholding tax from the real capital gain on the sale of the offered Debentures, in accordance with the provisions of the Income Tax Regulations (Deduction from Consideration, Payment or Capital Gain on the Sale of a Security, Sale of a Mutual Fund Unit or a Future Transaction), 5763 – 2002 ("Capital Gains Deduction Regulations") a taxpayer (as this term is defined in the Capital Gains Deduction Regulations) paying a consideration to a seller who is an individual during a sale of unlinked debentures must deduct tax at the rate of 15% of the capital gain, and, when the seller is a body of persons, at the corporate tax rate (as of 2018 and thereafter – 23% ) from the real capital gain, this, subject to certificates of exemption (or a reduced rate) from withholding tax, and subject to offsetting of losses that the taxpayer withholding tax at source is permitted to execute.

10.9
In addition, tax shall not be deducted at source for provident funds, mutual funds and other bodies exempt from withholding tax according to the law, after they furnished appropriate approvals in advance.

[8]
"Controlling Shareholder" – Shareholders who hold, directly or indirectly, alone, together with another, or together with another resident of Israel, one or more of the means of control at a ratio exceeding 25%.

10.10
If, at the time of the sale, the full withholding tax is not deducted from the real capital gain, the provisions of section 91 (d) of the Ordinance and the provisions by virtue thereof shall apply to reporting and payment of an advance payment in respect of such sale.

10.11
The provisions of the Capital Gains Deduction Regulations shall not apply to a taxpayer that is a financial institution that is paying a consideration or other payment to a seller who is a foreign resident for an exempt capital gain, if the selling foreign resident submits a declaration on Form 2402 to the financial institution within 14 days of the account opening date and once every three years, if it or its representative was in Israel, regarding its being a foreign resident and its entitlement to an exemption.

10.12
Insofar as the Debentures being offered pursuant to the Prospectus are delisted from trading on the TASE, the rate of the withholding tax to be deducted at the time of their sale (after the delisting) shall be 30% of the consideration, as long as a confirmation from the tax assessor specifying another withholding tax rate (including exemption from withholding tax) has not been issued.

10.13
Pursuant to section 92 of the Ordinance, losses during the tax year originating from the sale of the Debentures offered during the tax year, which, had they been capital gains, they would have been taxable by their recipient, shall be offset against a real capital gain and land appreciation deriving from the sale of any asset in Israel or abroad (excluding an inflationary sum due that shall be offset at a ratio of 1 to 3.5).

10.14
A capital loss as aforesaid shall be offsettable during the tax year in which it was incurred also against income from interest and dividends that were paid in respect of the same security or in respect of other securities during that same tax year, provided that the applicable tax rate on the interest or dividends from the other aforesaid security does not exceed the corporate tax rate prescribed in section 126 (A) of the Ordinance (as of 2018 and thereafter – 23%) for a company and did not exceed the tax rate prescribed in sections 125B (1) and 125C (b) of the Ordinance regarding an individual (tax rate of 25%). Losses shall be offset by way of offsetting the capital loss against capital gains or income from interest or dividends as aforesaid.

10.15
A loss from the sale of debentures that is not offsettable, in whole or in part, during the tax year as stated, shall be offsettable against a real capital gain and land appreciation only, as stated in section 92 (b) of the Ordinance in the following tax years, one after another, after the year in which the loss was incurred, as long as a report was filed with the tax assessor for the tax year during which the loss was incurred.

10.16
Pursuant to the Capital Gains Deduction Regulations, as part of the calculation of the capital gain for purposes of withholding tax from the sale of securities and futures transactions, the taxpayer (as this term is defined in the Capital Gains Deduction Regulations) shall offset a capital loss deriving from a sale of securities and futures transactions, in accordance with the provisions of section 92 of the Ordinance, as long as the following apply: the loss derived from the sale of securities that were under the taxpayer’s management and provided that the gain was created during the same tax year in which the loss was incurred, whether before or after the date the loss was incurred.

10.17	The tax rate that shall apply to interest income from Debentures

Pursuant to section 125C (c) of the Ordinance, an individual shall be taxable at a tax rate of 15% on interest or discount fees originating in a debenture that is not linked to the CPI, or that is partially linked to the rate of the rise in the CPI, in whole or in part, or is not linked to the CPI until maturity.

10.18
Pursuant to section 125C (d) of the Ordinance, the reduced tax rates as aforesaid shall not apply if, inter alia, one of the following conditions is fulfilled: (1) the interest is income from a "business" or an "occupation" under section 2 (1) of the Ordinance or is recorded in the accounting books of the individual or must be registered as aforesaid; (2) the individual claimed deduction of interest expenses and linkage differentials in respect of the Debentures on which the interest is being paid; (3) the individual is a Material Shareholder – as defined in section 88 of the Ordinance – in the company paying the interest; (4) the individual is an employee of a company paying the interest or provides services to it or sells products to it or has other special relations with the company, unless it has been proven, to the satisfaction of the tax assessor, that the interest rate was determined in good faith and without being influenced by the existence of such relations between the individual and the group of people; (5) another condition has been stipulated by the Minister of Finance with the approval of the Finance Committee of the Knesset. In these cases, marginal tax shall apply in accordance with the provisions of section 121 of the Ordinance. In addition, a surtax of 3% shall apply to that part of the individual's taxable income that exceeds NIS 640,000 in 2019.

10.19
The tax rate applicable to interest income or discount fees of a body of persons that is a resident of Israel, but is not a body of persons to which the provisions of section 9 (2) of the Ordinance apply when determining its income, except for the purpose of section 3(h) of the Ordinance regarding accrued interest originating in debentures traded on the TASE, is the corporate tax rate in accordance with section 126 (a) of the Ordinance (as of 2018 and thereafter – 23%).

10.20
Exempt mutual funds and provident funds and tax-exempt bodies pursuant to section 9(2) of the Ordinance are exempt from tax in respect of such interest income or discount fees, subject to the provisions of section 3 (h) of the Ordinance regarding interest or discount fees accrued during the period of the holding by another party.

10.21
The tax rate applicable to the income of an individual whose income does not constitute income from a “business” or from an “occupation” shall apply to the gains or income of a taxable mutual fund from interest or from discount fees, unless otherwise determined. If no special tax rate is set for the income, the income shall be taxed at the maximum rate prescribed in section 121 of the Ordinance.

10.22
Pursuant to the provisions of section 9 (15d) of the Ordinance, a foreign resident[9] is exempt from tax on income from interest, discount fees or linkage differentials on account of a debenture traded on a stock exchange in Israel, which was issued by a body of persons that is a resident of Israel, provided that the income is not in a permanent enterprise of the foreign resident in Israel. Subject to the provisions of the treaties for the avoidance of double taxation that were signed between the State of Israel and the foreign resident's country of domicile, and subject to the approval of the Tax Authority, the exemption shall not apply in the following cases:

(a)	the foreign resident is a Material Shareholder in the issuer body of persons, or

(b)	the foreign resident is a “relative,” as defined in paragraph (3) of the definition of “relative” in section 88 of the Ordinance, of an issuer body of persons, or

(c)
the foreign resident is an employee, a provider of services or a seller of products to an issuer body of persons or has special relations with it (unless it has been proven that the interest rate or discount fees were determined in good faith and were not influenced by the existence of special relations).

It should be noted that the aforesaid exemption shall not apply to a foreign resident company held by residents of Israel at a ratio exceeding 25%, in accordance with the provisions of section 68A of the Ordinance.

10.23
In the event that the aforesaid exemption does not apply, the tax rate applicable to interest income of foreign residents (an individual and a body of persons) originating from the Debentures shall be charged in accordance with the provisions of the Ordinance and the regulations enacted by virtue thereof, as specified above, or in accordance with the provisions of treaties for the avoidance of double taxation that were signed between the State of Israel and the country of domicile of the foreign resident and subject to the receipt of an appropriate confirmation in advance from the Tax Authority.

[9]
Foreign resident - a person who is a foreign resident on the date of receipt of the interest, discount fee or linkage differentials, as the case may be, unless he is one of the following: (1) a Material Shareholder of the issuer body of persons; (2) a relative, as this term is defined in paragraph (3) of the definition of "relative" in section 88 of the Ordinance, of the issuer body of persons; (3) a person who is employed in the issuer body of persons, provides services to it, sells products to it, or has other special relations with it, unless it was proven, to the tax assessor’s satisfaction, that the interest rate or the discount fee was determined in good faith and without being influenced by the existence of the relations as stated.

10.24
Pursuant to Regulation 5(a) of the Israel Income Tax Regulations (Deduction from Interest, Dividend and Particular Earned Income), 5766 – 2005 ("Deduction from Interest and Dividend Regulations"), the withholding tax rate on interest (as defined in the Deduction from Interest and Dividend Regulations)[10] payable on debentures that are not linked to the CPI, with respect to an individual who is not a Material Shareholder of the company that is paying the interest, is 15%. On the other hand, pursuant to Regulation 6 of the Deduction from Interest and Dividend Regulations, with respect to an individual who is a Material Shareholder in a company paying the interest, or an individual who is working at a company paying the interest or who provides services to it or sells products to it, the tax rate shall be at the maximum marginal tax rate in accordance with section 121 of the Ordinance.  With respect to a body of persons (an Israeli resident and a foreign resident), tax shall be deducted at the corporate tax rate prescribed in section 126 (A) of the Ordinance (as of 2018 and thereafter – 23%).

10.25
Notwithstanding that stated above, the withholding tax rate for a foreign resident (an individual and a body of persons) may be reduced in accordance with the treaties for the prevention of double taxation that were signed between the State of Israel and the foreign resident's country of domicile, and subject to prior presentation of a valid confirmation from the Tax Authority.

It should be noted that no withholding tax shall be deducted from interest payable to a foreign resident to whom the provisions of section 9 (15d) of the Ordinance apply.

10.26
Interest payments to provident funds, mutual funds and other entities listed in the Addendum to the Deduction from Interest and Dividend Regulations are exempt from withholding tax, subject to prior presentation of appropriate confirmations.

That stated above is subject to certificates of exemption (or reduced rates) from withholding tax and is subject to offsetting of losses that the taxpayer withholding tax at source is permitted to execute.

[10]	Interest – interest, linkage differentials that are not exempt in accordance with any law, including partial linkage differentials, as defined in section 9(13) of the Ordinance, and discount fees.

10.27	Method of calculating the discount for purposes of withholding tax in respect of debentures[11]

In accordance with the provisions of section 2 (4) of the Ordinance and section 125C of the Ordinance, a discount12 in respect of a debenture is treated as taxable interest and subject to withholding tax as stated above. The withholding tax in respect of the discount fee12 shall be deducted on the redemption dates of the debenture principal.

As a rule, in the absence of any other directive from the Tax Authority, the discount rate shall be determined according to the difference between the liability value of the debentures and the consideration attributed to the debenture insofar as this difference is positive. To the extent that they shall be issued in units of debentures only, the discount rate shall be specified in the offering memorandum or in the report of the results of the issue, as the case may be.

Withholding tax from interest (including discount fees12) as aforesaid and transfer thereof to the Tax Authority shall be carried out by TASE members and not by the Company. The Company shall transfer to the TASE members (through the TASE) the gross sum of the interest as well as the information it possesses in relation to the holders and the security by virtue of which such interest is being paid.

Regulation 4 of the Income Tax Regulations (Calculation of Capital Gain on the Sale of a Security Traded on a Stock Exchange, a State Loan or a Mutual Fund Unit), 5763 – 2002, prescribes that when redeeming debentures traded on the TASE in respect whereof discount fees are also paid, the consideration plus the discount fees shall be deemed as the consideration of the redemption, if all of the following are fulfilled: (1) the capital gain on the sale of the debenture is not exempt from tax; (2) a capital loss was incurred on the redemption date; and (3) the redemption is not in the possession of the controlling shareholder or a holder of the debenture from the date it was allotted or issued, all up to the height of the capital loss. The discount fees that are considered as consideration in accordance with these provisions shall not be considered income under section 2 (4) of the Ordinance.

[11]	The debentures according to the Shelf Offering Memorandum are being issued without discounting.
[12]	The aforesaid is relevant only in the instance of the issue of additional Debentures (Series G) at a discount.

The TASE members shall withhold the tax payments from the interest payments paid by them to the Debenture holders that they are obligated to withhold, except for entities exempt from withholding tax as stated in accordance with the law. On the repayment dates of the principal of the Debentures, the TASE members shall withhold tax in respect of the discount fees, if any, as detailed above and below.

10.28	Issuance of additional debentures as part of a series expansion

In the event that the Company shall issue additional debentures in the series in the future, within the scope of a series expansion at a discount rate that is different from the discount rate for that series (including without a discount, if relevant), the Company shall apply to the Tax Authority, prior to expanding the series, in order to obtain its approval that, on the matter of deducting withholding tax from the discount fees in respect of the debentures, a uniform discount rate shall be set for the debentures according to a formula that weights the various discount rates (if any) in that same series (hereinafter in this section: “the Weighted Discount Rate”). In the event that such approval is received, then, prior to expanding the series, the Company shall calculate the Weighted Discount Rate in respect of all of the debentures in accordance with that approval, and, prior to the expansion of the series, the Company shall file an Immediate Report announcing the Weighted Discount Rate for the entire series and shall deduct tax on the redemption dates of the debentures of the said series according to the said Weighted Discount Rate and in accordance with the provisions of the law.

In such instance, all other provisions of the law relating to taxation of discount fees shall apply. If the aforesaid approval is not received from the Tax Authority, the Company shall file an Immediate Report prior to the expansion of the series, announcing that such approval was not received, and that the uniform discount rate shall be the highest discount rate created in respect of the series and all other statutory provisions relating to taxation of discount fees shall apply. The TASE members shall withhold tax upon redemption of the series, in accordance with the rate to be reported as aforesaid.

Therefore, there may be instances when the Company shall withhold tax in respect of discount fees at a rate higher than the discount fees determined for a party holding the debentures from the series prior to the series expansion (hereinafter: “the Excess Discount Fees“), regardless of whether or not approval was received from the Tax Authority to set a uniform discount rate for that series. A taxpayer who held the debentures from the said series prior to the series expansion and until the redemption of the debentures held by him, shall be entitled to submit a report to the Tax Authority and to receive a tax rebate at the height of the tax deducted from the Excess Discount Fees, to the extent that he is entitled to such rebate by law.

As is customary when making decisions about financial investments, the tax implications relating to the investment in the securities offered under this Shelf Offering Memorandum should be considered. It is clarified that that stated above reflects the provisions of law described therein as are in effect on the date of this Shelf Offering Memorandum, and they might be amended and lead to different outcomes. It is also emphasized that that stated above does not purport to constitute an agreed interpretation of the provisions of the law referred to in this Shelf Offering Memorandum; therefore, the general description above does not constitute a substitute for individual advice by experts, taking into account the unique circumstances of each investor. It is recommended that anyone wishing to purchase securities pursuant to this Shelf Offering Memorandum should seek professional advice in order to clarify the tax results that might apply to him, considering his unique circumstances.

11.	Refraining from arrangements

11.1
The Company and the directors, by signing the Shelf Offering Memorandum, are undertaking to refrain from making any arrangements that are not specified in the Shelf Prospectus or in a Shelf Offering Memorandum in relation to the offering of the Offered Securities that shall be offered pursuant to the Shelf Offering Memorandum, the distribution and dispersion thereof among the public, and are undertaking to refrain from granting a right to purchasers of the Offered Securities that shall be offered pursuant to a Shelf Offering Memorandum to sell the Offered Securities that they purchased, and all, beyond that specified in the Shelf Prospectus or in the Shelf Offering Memorandum.

11.2
The Company and the directors, by signing the Shelf Offering Memorandum, are undertaking to notify the Israel Securities Authority about any arrangement known to them with a third party in relation to the registration and offering of the Offered Securities that shall be offered pursuant to the Shelf Offering Memorandum, the distribution and dispersion thereof among the public, that contradicts the undertaking as stated above in section 11.1.

11.3
The Company and the directors, by signing the Shelf Offering Memorandum, are undertaking to refrain from engaging with any third party in relation to the registration and offering of the Offered Securities that shall be offered pursuant to a Shelf Offering Memorandum, the distribution and dispersion thereof among the public, who, to the best of their knowledge, made arrangements contrary to that stated above in section 11.1.

12.	Rating of the Debentures

12.1
On December 9, 2018, S & P Global Ratings Maalot Ltd. (hereinafter: "Maalot") announced a rating of ilA+ for the Debentures (Series G), at the volume of up to NIS 200,000,000 million par value, which shall be issued by the Company, by the issuance of a new series of Debentures (Series G). On January 2, 2019 Maalot announced a rating of ilA+ for the Debentures (Series G), at the volume of up to NIS 225,000,000 million par value, which shall be issued by the Company, by the issuance of a new series of Debentures (Series G). For details, see the Company’s Immediate Report of December 9, 2018, reference no.: 2018-15-112903, and Immediate Report of January 2, 2019, reference no.: 2019-02-000817, the contents of which are presented herewith by way of referral.

12.2	Maalot's consent to attaching the rating report to the Shelf Offering Memorandum, including by way of referral, is attached as Appendix B to the Shelf Offering Memorandum.

12.3
For details regarding the adjustment of the interest rate of the Debentures (Series G) as a result of a change in the rating and/or non-compliance with the financial covenants, see Appendix A to the Deed of Trust.

13.	Permits and confirmations

13.1	The TASE has issued its approval to list the Debentures (Series G) being offered to the public pursuant to the Shelf Offering Memorandum.

13.2
The TASE’s said approval is not to be construed as a confirmation of the details presented in the Shelf Offering Memorandum, or of the reliability or completeness thereof, and it should not be construed as expressing any opinion about the Company or about the quality of the securities being offered in the Shelf Offering Memorandum or about the price at which they are being offered.

13.3	The listing of the Debentures (Series G) being offered pursuant to this Shelf Offering Memorandum for trading on the TASE is subject to the fulfillment of the conditions specified hereunder:

13.3.1	The value of the public’s holdings of the Debentures (Series G) shall not diminish from NIS 36 million.

13.3.2	The minimum dispersion required of the series of Debentures (Series G) is at least 35 holders, whereby each holder holds a minimum value of holdings of NIS 200,000.

For the purposes of this clause, “holder” means – one holder, when the value of its holdings exceeds the minimum holding value required pursuant to this clause, or a holder together with others, when the value of their joint holdings exceeds the minimum holding value for a holder as stated.

13.3.3	The Debentures (Series G) have been assigned a rating of ilA+ by Maalot. Therefore, the Company is exempt from the equity requirements specified in the TASE regulations.

13.4
If it shall become evident that the TASE’s preconditions for listing for trading on the TASE as stated above in clause 13.3 have not been fulfilled in relation to the Offered Securities, then the issue shall be cancelled, and the securities offered shall not be allotted and shall not be listed for trading on the TASE and no monies shall be collected from the subscribers.

The Company shall be allowed to issue the Debentures (Series G), the issue of which has been cancelled as stated, under subsequent shelf offering memoranda, insofar as published, and this, subject to the provisions of any law and the TASE regulations.

13.5	Trading of the securities being offered pursuant to This Offering Memorandum shall commence shortly after they are listed for trading.

14.	Payment of a fee

Pursuant to the provisions of Regulation 4.A of the Israel Securities Regulations (Application Fee for the Granting of a Permit to Publish a Prospectus), 5755 – 1995, the Company shall pay the Israel Securities Authority the additional fee for the securities being offered within the scope of the Shelf Offering Memorandum.

15.	Proceeds of the issue

15.1
The immediate proceeds that the Company anticipates from the issue pursuant to the Shelf Offering Memorandum, assuming that all of the Debentures being offered in the Shelf Offering Memorandum shall be purchased, after deducting the expenses involved in the issue pursuant to the Shelf Offering Memorandum, shall be as specified hereunder:

The anticipated immediate proceeds (gross)	~ NIS 225 million
Less early commitment fees and distribution fees	~ NIS 1.6 million
Less other expenses (estimated)	~ NIS 1.0 million
Total anticipated proceeds, (net)	~ NIS 222.4 million

15.2	This Shelf Offering Memorandum is not secured by underwriting.

15.3	Regarding the designated use of the proceeds of the issue, see section 18.5 hereunder.

15.4	Until the issue proceeds are used, the Company shall deposit and invest these monies as it shall deem fit, provided that every such investment shall be in solid channels.

In this section, “solid channels” – including, but not limited to, an interest-bearing cash deposit, deposit in foreign currency, bonds assigned a rating of at least “(AA),” etc. For the purpose of that stated above, an investment in shares or in ETFs, when their underlying asset is shares or share indices or Maof options, or a purchasing or writing of derivative positions, shall not be deemed an investment in solid channels.

15.5	No minimum sum for achievement was defined in this issue.

Discount Capital Undertaking Ltd., , Poalim I.B.I. Undertaking and Issuances Ltd., Barak Capital and Undertaking Ltd., Rosaria Undertaking Services (A.S.) Ltd. Inbar Issuance and finance Ltd. and Alpha Beta Issuance Ltd. (hereinafter together: “the Distributors”), shall serve as the Distributors for the purpose of the Offered Securities being offered pursuant to this Shelf Offering Memorandum. For their services, the Distributors shall be entitled to a distribution fee at the rate of 0.1% plus duly required VAT as well as a success fee that shall be paid at the sole discretion of the Company at a rate of up to 0.1% plus duly required VAT and all from the immediate proceeds that shall actually be received in respect of the Offered Debentures pursuant to the Shelf Offering Memorandum. The Distribution and success fees shall be divided among the Distributors at Discount Capital Underwriting Ltd.’s sole discretion. In addition, a coordination fee at the sum of NIS 25,000 shall be paid to the Issue Coordinator.

For details about an early commitment fee that shall be paid to the Classified Investors in respect of the Offered Securities for which the Classified Investors committed to submit orders, see clause 4 of the Shelf Offering Memorandum.

16.	Updates to the Shelf Prospectus

In accordance with that stated in Regulation 4 of the Shelf Offering Regulations, all reports submitted by the Company subsequent to the publication of the Shelf Prospectus are included in this Shelf Offering Memorandum by way of referral. The full text of the Company's reports can be perused on the distribution website of the Israel Securities Authority at www.magna.isa.gov.il and on the TASE's website at maya.tase.co.il.

17.	Consent for inclusion

A letter of consent of the Company’s independent auditor is attached to this Shelf Offering Memorandum, which includes its consent that its opinion of the Company’s financial statements shall be included, by way of referral, in This Shelf Offering Memorandum, all in the version of the attached consent letter and subject thereto.

18.	Information about the Offering and the Company

18.1	Summary Terms of the Offer

Issuer	Partner Communications Company Ltd. (the “Company”)
Securities Offered	Up to NIS 225,000,000 principal amount of registered Series G Debentures (the “Debentures” or “Series G Debentures”).
Denomination	The Debentures will be issued in units, each in the principal amount of NIS 1,000 (each a "Unit").
Offering Price	NIS 1,000 per Unit.
Principal Payment Dates
Principal payable in 6 annual instalments on June 25 of each of the years 2022 through 2027. Such that each of the first four payments will constitute 10% of the principal of the total par value of the Debentures, the fifth installment will constitute 20% of the principal of the total par value of the Debentures, and the sixth payment will constitute 40% of the principal of the total par value of the Debentures.

Interest Rate
To be determined by auction process, and in any event not more than 4.00% per year, subject to some adjustments in the event of changes of the rating of the Debentures and breach of financial covenants.

Maturity	June 25, 2027.
Linkage	None
Preliminary Ranking	ilA+
Forced Redemption	The Debentures will be subject to forced redemption by the Company under certain conditions set forth in Section 10.2 of the Indenture between the Company and the Trustee dated as of 02 January, 2019
Listing	Application will be made to list the Debentures for trading on the Tel Aviv Stock Exchange (the “TASE”).
Use of Proceeds	The proceeds from this issuance will be used primarily for debt refinancing and also for the Company's on-going operations.
Governing Law	Israeli law and courts.
Trustee	Hermetic Trust (1975) Ltd.

THE OFFERED SECURITIES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) AND WILL NOT BE OFFERED OR SOLD IN THE UNITED STATES.

Each purchaser of the Offered Securities offered pursuant to this shelf offering document shall be deemed to have acknowledged, represented and agreed that (i) the Offered Securities offered hereby have not been and will not be registered under the U.S. Securities Act, or with any securities regulatory authority of any state of the United States; (ii) it is not located in the United States and that it is not purchasing the Offered Securities on behalf of any person located in the United States; and (iii) it was not in the United States at the time that it submitted an application to purchase or when it purchased the Offered Securities.

18.2	Risk Factors

Investing in our Company's securities involves a high degree of risk. See “Risk Factors” in Section 3.5 of the shelf prospectus filed with the Israel Securities Authority (“ISA”) on June 13, 2018 (the “Shelf Prospectus”) and in Item 3.D of our annual report on Form 20-F for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission (“SEC”) and the ISA on March 29, 2018 (the “2017 20-F”).

We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on the Offered Securities.

You should read these risk factors in conjunction with the detailed discussion of risk factors starting on page 10 in our 2017 20-F, and those identified in our future filings with the SEC and the ISA, incorporated herein by reference. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business operations.

Capitalized terms used in this Section 18.2 without definition shall have the meanings assigned to such terms in the 2017 20-F.

18.2.1	Risks Related to the Offered Securities and the Offering

Our Debentures will be unsecured and will be effectively subordinated to our existing and future secured indebtedness.

Although our Series F Debentures include undertakings not to pledge our assets, subject to certain conditions described in the Shelf Prospectus, our Debentures will be unsecured and will be effectively subordinated to any existing and future secured borrowings we may have. Therefore, the rights of our creditors, including the holders of the Debentures, to participate in our assets upon liquidation or reorganization will be subject to the prior claims of our secured creditors.

We may not be able to generate sufficient cash flow to make payments under the Debentures.

Our ability to pay principal and interest on our borrowings (as also discussed under the risk factor entitled “Our level of indebtedness could adversely affect our business, profits and liquidity. Furthermore, difficulties in generating sustainable cash flow may impair our ability to repay our debt and reduce the level of indebtedness” in Item 3D.2b of our 2017 20-F), including on the Debentures being offered by this shelf offering report, will depend on our ability to generate cash in the future. This, to a certain extent, depends on general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Should there be a significant change in any of these factors, we cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us, in an amount sufficient to enable us to pay principal and interest on our debt or to fund our other liquidity needs. As a result of substantial and continuing changes in our regulatory and business environment, our operating results and profitability have decreased significantly in the past five years, with a loss for 2015. Profit for the nine month period ended September 30, 2018 decreased by 77% compared with profit for the nine month period ended September 30, 2017. The principal factor leading to the continued decline in operating results over the past several years has been the intense competition resulting largely from regulatory developments intended to enhance competition in the Israeli telecommunications market.

Competition resulting from the bundled service offerings by other telecommunications groups and additional entrants into the cellular telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, could further adversely affect our business and results of operations. Further significant declines in operating results would likely increase the need for alternative sources of liquidity. If we are unable to generate sufficient cash flow to make payments on the Debentures or our other borrowings, we will have to pursue one or more alternatives, such as reducing our operating expenses, reducing or delaying capital expenditures, refinancing the Debentures or such other borrowings, or raising equity. We cannot assure you that any of these alternatives could be accomplished on satisfactory terms or that they would yield sufficient funds to repay the Debentures and our other borrowings.

Although we expect to list the Debentures on the TASE, there are restrictions on your ability to transfer or resell the Debentures in the United States without registration under applicable U.S. federal and state securities laws.

The Debentures have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state or any other jurisdiction in the United States and, unless so registered, may not be offered or sold in the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and the applicable securities laws of any state or any other jurisdiction. It is the obligation of holders of the Debentures to ensure that their offers and sales of the Debentures within the United States and other countries comply with applicable securities laws.

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to the Debentures could cause the liquidity or market value of the Debentures to decline significantly.

Maalot S&P Global Ratings Ltd., an Israeli rating agency, assigned a preliminary rating of ilA+ for this Debenture offering in an amount of up to NIS 200 million. We cannot assure you that this rating will remain for any given period of time or that the rating will not be revised, lowered or withdrawn entirely by Maalot S&P Global Ratings Ltd. or any other rating agency if in such rating agency’s judgment future circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant, and a security rating is not a recommendation to buy, sell or hold securities. In July 2015, the rating of our debentures was downgraded. For more information, see the risk factor entitled "Our level of indebtedness could adversely affect our business, profits and liquidity. Furthermore, difficulties in generating sustainable cash flow may impair our ability to repay our debt and reduce the level of indebtedness" in Item 3D.2b of our 2017 20-F and "Item 5. Operating and Financial Review and Prospects – 5B. Liquidity and Capital Resources" in our 2017 20-F.

18.2.2	Risks Relating to the Regulation of Our Industry

If the Ministry of Communications fails to enforce its fixed-line wholesale market reforms on Bezeq and HOT Telecom, or if it fails to prevent Bezeq or HOT Telecom from lowering their retail prices for fixed-line services and thereby narrowing our margin in this segment, our business and results of operations may be materially adversely affected.

In the past, the Ministry of Communications (the “MoC”) has failed to enforce its fixed-line wholesale market reforms ("Wholesale Market Reform") on Bezeq-The Israel Telecommunication Corp., Ltd. ("Bezeq") and HOT Telecom LP ("HOT Telecom"), the two largest wireline infrastructure operators in Israel. See "Item 3D.2f Competition resulting from the full service offers by telecommunications groups and additional entrants into the mobile telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, may continue to cause a further decrease in tariffs and an increase in subscriber acquisition and retention costs, and may continue to reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations." and "Item 4B.12e - iv The Ministry of Communications policy regarding the fixed-line telecommunications sector" in the Company’s 2017 20-F.

MoC policy and decisions regarding the Wholesale Market Reform (Bit Stream Access (BSA), fixed-line telephony and passive infrastructures, see "Item 4B.12e - iv The Ministry of Communications policy regarding the fixed-line telecommunications sector" in the Company’s 2017 20-F) have not been effectively enforced by the MoC since May 2015. If the MoC fails to enforce the most important components of its wholesale market reform, or if it rolls back (partially or in-whole), or fails to enforce, its decisions regarding wholesale access to HOT Telecom's network, or adopts other regulation unfavorable to companies, such as Partner, which must rely on the two wholesale suppliers, such actions may negatively affect our business and results of operations.

For further information regarding this risk, see “Item 4B.12e - iv The Ministry of Communications policy regarding the fixed-line telecommunications sector” in the Company’s 2017 20-F.

In addition, the infrastructure owners (Bezeq and HOT Telecom) may lower their infrastructure retail prices thereby narrowing the margin between their retail prices and the wholesale price we are required to pay them to use their fixed-line infrastructure. This may erode our margin to the point of eradicating the economic feasibility of continuing such operations. If the MoC fails to prevent such conduct by the infrastructure owners, this may adversely affect our business and results of operations.

If the structural separation provisions (which apply to Bezeq and HOT) are not enforced or are removed before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations.

The current structural separation limitations require Bezeq to equally market all ISPs (internet service providers) when selling service bundles which include its infrastructure services and ISP services. Since the launch of the Wholesale Market Reform, Bezeq has launched a bundle which includes its services and the services of certain ISPs and does not market all ISPs equally. If the MoC continues to fail to effectively enforce this requirement, it may continue to erode our market share in the internet segment.

The MoC has also announced that it intends to cancel the regulations requiring Bezeq to maintain a “structural separation” between its fixed-line telephony, ILD, mobile telecommunications, internet infrastructure and services and TV operations. In the past, the former General Manager of the MoC has published official announcements which indicate its satisfaction with the implementation of the Wholesale Market Reform. The former General Manager of the MoC also provided Bezeq with a letter in which he announced it is promoting the removal of corporate separation provisions which currently apply to the Bezeq group. We strongly oppose the factual descriptions and the conclusions in these announcements. According to an immediate report filed by Bezeq during November of 2018 on this subject, the MoC is considering all options regarding the structural separation of the Bezeq and HOT groups.

If the MoC removes the structural separation provisions based on its above-mentioned announcements before we have firmly established ourselves in the fixed-line telecommunications services market (in both fixed-line telephony, passive infrastructures and broadband) and the multi-channel TV market, Bezeq and HOT may be able to offer bundled services more effectively than we, and thereby gain a competitive advantage which could adversely affect our results of operations. For further information regarding this risk, see “Item 4B.12e - iv The Ministry of Communications policy regarding the fixed-line telecommunications sector” in the Company’s 2017 20-F.

The State may impose regulations on TV content services provided over the Internet, which may negatively affect our business and results of operations.

The state (through the MoC and/or the Council for Cable and Satellite Broadcasting) may impose regulations on nascent TV content services which are provided over the Internet ("OTT") and which are currently unregulated. The MoC has recently published a draft bill which proposes that OTT services be regulated in stages, according to annual income of the relevant operator (the “Draft Bill”). According to the draft bill, no regulation will be imposed on local OTT services with an annual income of less than NIS 350 million. The Draft Bill is an implementation of the Filber report published in 2016.

If the state places burdensome regulations on our OTT services, this may raise the cost of operations in this segment and, if applied only to Israeli OTT providers, place us at a competitive disadvantage, in both cases with potential negative effects on our business and results of operations.

The deployment of our fiber-optic based infrastructure is dependent on effective enforcement by the Ministry of Communications of its reform enabling us to use a competitor’s cable ducts and other passive infrastructure elements.

The deployment of a fiber-optic based infrastructure is part of our overall strategy to become a comprehensive telecommunications group.

Currently, the majority of our deployment is performed based on the MoC's reform which enables us to use Bezeq's existing cable ducts in order to deploy our fiber optic cables, see "Item 4B.12e - iv- The Ministry of Communications policy regarding the fixed-line telecommunications sector" in the Company’s 2017 20-F.

Bezeq has not abided by some of its main obligations under the relevant MoC reform. For example, Bezeq does not allow us to place fiber-optic closures and other network equipment inside its manholes and has also attempted to charge us fees for actions which the relevant MoC decision expressly states are to be performed at no charge.

 During October of 2018, the MoC published a draft of a new service portfolio which will require all wireline infrastructure operators (including Partner) to allow access to their passive infrastructure elements.

If the MoC fails to effectively enforce its reform in this matter against Bezeq, the future progress of this project and our business and results of operations may be materially and adversely affected.

We have had difficulties obtaining some of the building and environmental permits required for the erection and operation of our cellular network sites, and some building permits have not been applied for or may not be fully complied with. These difficulties could have an adverse effect on the coverage, quality and capacity of our network. Operating network sites without building or other required permits, or in a manner that deviates from the applicable permit, may result in criminal or civil liability to us or to our officers and directors.

Our ability to maintain and improve the extent, quality and capacity of our cellular network coverage depends in part on our ability to obtain appropriate sites and approvals to install our network infrastructure, including network sites. The erection and operation of most of these network sites require building permits from local or regional planning and building authorities, as well as a number of additional permits from other governmental and regulatory authorities. In addition, as part of our network build-out and expansion, we are erecting additional network sites and making modifications to our existing network sites for which we may be required to obtain new consents and approvals.

For the reasons described in further detail below, we have had difficulties obtaining some of the building permits required for the erection and operation of our network sites. As of December 31, 2017, less than 10% of our network sites were operating without local building permits or exemptions which, in our opinion, are applicable. In addition, some of our network sites are not built in full compliance with the applicable building permits.

Network site operation without required permits or that deviates from the permit has in some cases resulted in the filing of criminal charges and civil proceedings against us and our officers and directors, and monetary penalties against the Company, as well as demolition orders. See “Item 8A.1 Legal and Administrative Proceedings” in the Company’s 2017 20-F. In the future, we may face additional demolition orders, monetary penalties (including compensation for loss of property value) and criminal charges. The prosecutor’s office has a national unit that enforces planning and building laws. The unit has stiffened the punishments regarding violations of planning and building laws, particularly against commercial companies and its directors. If we continue to experience difficulties in obtaining approvals for the erection and operation of network sites and other network infrastructure, this could have an adverse effect on the extent, coverage and capacity of our network, thus impacting the quality of our cellular voice and data services, and on our ability to continue to market our products and services effectively. In addition, as we seek to improve the range and quality of our services, we need to further expand our network, and difficulties in obtaining required permits may delay, increase the costs or prevent us from achieving these goals in full. Our inability to resolve these issues could prevent us from maintaining the quality requirements contained in our license.

Uncertainties under National Building Plan 36. Since June 2002, following the approval of the National Building Plan 36 (the “Plan”), which regulates network site construction and operation, building permits for our network sites (where required) have been issued in reliance on the Plan. Several local planning and building authorities have questioned the ability of Israeli cellular operators to receive building permits, in reliance on the Plan, for network sites operating in frequencies not specifically detailed in the frequency charts attached to the Plan. In a number of cases, these authorities have refused to grant building permits for network sites, claiming that frequencies are not included in the Plan. On April 12, 2018, a ruling was given by the Haifa District Court, which accepted the position of the cellular companies that in accordance with the Plan, network sites may be approved even if these sites are operating in frequencies not specifically detailed in the frequency charts attached to the Plan. This ruling was appealed to the Supreme Court and the appeal is still pending. On October 17, 2018, a ruling was given regarding the same network site by another judge in the Haifa District Court, which ruled that it is not possible to approve network sites that do not match the frequency table. The Company intends to appeal this ruling to the Supreme Court.

In the framework of the legal proceedings conducted by the Haifa District Court regarding this issue, the State's position was that network sites in accordance with the Plan may be approved even if they are not included in the frequency chart.

If a future court ruling determines that building permits cannot be issued for network sites operating in frequencies not specifically detailed in the frequency charts attached to the Plan, this could have a material adverse effect both on our ability to erect new sites as well as on our existing sites.

The Plan is in the process of being changed. See “Item 4B.12h Network Site Permits” in the Company’s 2017 20-F.

Uncertainties regarding the validity of exemptions for wireless access devices. We have set up several hundred small communications devices, called wireless access devices, pursuant to a provision in the Telecommunications Law which exempts such devices from the need to obtain a building permit. A claim was raised that the exemption does not apply to cellular communications devices and the matter reached first instance courts a number of times, resulting in conflicting decisions. This claim is included in an application to certify a class action filed against the three principal Israeli cellular operators. In May 2008, a district court ruling adopted the position that the exemption does not apply to wireless access devices. We, as well as our competitors, filed a request to appeal this ruling to the Supreme Court. In May 2008, the Attorney General filed an opinion regarding this matter stating that the exemption does apply to wireless radio access devices under certain conditions. Two petitions were filed with the High Court of Justice in opposition to the Attorney General’s opinion. On October 25, 2018, the Attorney General submitted a request to dismiss the petitions on the grounds that the matter of network sites has been regulated by regulations. The matter is still pending before the Supreme Court and the High Court of Justice. See “Item 4B.12h Network Site Permits” in the Company’s 2017 20-F. In December 2017, the Knesset Economics Committee discussed a new version of the regulations passed by the Minister of Finance in coordination with the other relevant government ministries. On May 8, 2018, the Economics Committee approved the new regulations which were published on October 25, 2018. According to the provisions of the regulations that were approved, in order to establish a new wireless access device, a short process of licensing is required before the committee engineer, which constitutes a significant obstacle to obtaining such approval.

If a definitive court judgment holds that the exemption does not apply to cellular devices at all, we may be required to remove the existing devices. As a result, our network capacity and coverage would be negatively impacted, which could have an adverse effect on our revenue and results of operations.

Uncertainties regarding requirements for repeaters and other small devices. We, like the other cellular operators in Israel, provide repeaters, also known as bi-directional amplifiers, to subscribers seeking an interim solution to weak signal reception within specific indoor locations. In light of the lack of a clear policy of the local planning and building authorities, and in light of the practice of the other cellular operators, we have not requested permits under the Planning and Building Law, 1965 (“Planning and Building Law”) for the repeaters. However, we have received an approval to connect the repeaters to our communications network from the Ministry of Communications and have received from the Ministry of Environmental Protection permit types for all our repeaters. If the local planning and building authorities determine that permits under the Planning and Building Law are also necessary for the installation of these devices, or any other receptors that we believe do not require a building permit, it could have a negative impact on our ability to obtain permits for our repeaters.

In addition, we construct and operate microwave links as part of our transmission network. The various types of microwave links receive permits from the Ministry of Environmental Protection in respect of their radiation level. Based on an exemption in the Telecommunications Law, we believe that building permits are not required for the installation of most of these microwave links on rooftops, but to the best of our knowledge, there is not yet a determinative ruling on this issue by the Israeli courts. If the courts determine that building permits are necessary for the installation of these sites, it could have a negative impact on our ability to obtain environmental permits for these sites and to deploy additional microwave links, and could hinder the coverage, quality and capacity of our transmission network.

The Ministry of Communications has indicated its intent to reduce or cancel cellular interconnection charges, which would negatively affect our income.

An MoC economic opinion published in February 2013, included a recommendation for a further reduction of cellular call and SMS interconnect tariffs towards the end of 2016. Such a reduction may negatively affect our business and results of operations. In February 2017, the MoC notified the cellular companies that due to other priorities, it does not intend to pursue this task at this time. A recent economic opinion commissioned by the MoC has recommended that cellular interconnection charges should be cancelled.

18.2.3	Risks Relating to Our Business Operations

As a result of substantial and continuing changes in our regulatory and business environment, our operating results and profitability have decreased significantly in the past five years, including a loss for the year 2015.  For the nine month period ended September 30, 2018, we earned profit of NIS 37 million, a decrease of 77% compared with profit for the nine month period ended September 30, 2017. Our operating results may continue to decline in the future, which may adversely affect our financial condition.

Our revenues for the nine month period ended September 30, 2018 were NIS 2,445 million, approximately no change from NIS 2,434 million for the nine month period ended September 30, 2017. The Company recorded a profit for the nine month period ended September 30, 2018 of NIS 37 million, compared with a profit for the nine month period ended September 30, 2017 of NIS 164 million, a decrease of 77%.  The principal factor leading to the continued decline in operating results over the past several years has been the intense competition resulting largely from regulatory developments intended to enhance competition in the Israeli telecommunications market. These developments have caused, over the past several years, (i) significant price erosion in cellular services due to heightened competition from new entrants (since 2012) in the Israeli cellular market, (ii) a decrease in our cellular subscriber base and market share, and (iii) a significant decrease in gross profits from equipment sales. Cellular service revenues and gross profits from equipment sales may decrease further in 2019 and beyond.

Because the regulatory and business environment continues to evolve, generally with the objective of further increasing competition in the various markets in which we operate, depending on past and future regulatory and market developments, these factors may continue to negatively impact our business through 2019 and beyond, which may adversely affect our financial condition by, among other things, increasing the risk of a substantial impairment in the value of our telecommunications assets.  See also “Item 5D.2 Outlook” in the Company’s 2017 20-F.

Our level of indebtedness could adversely affect our business, profits and liquidity. Furthermore, difficulties in generating sustainable cash flow may impair our ability to repay our debt and reduce the level of indebtedness.

As of September 30, 2018, total borrowings and notes payables amounted to NIS 1,550 million, compared to NIS 1,923 million as of December 31, 2017. See also “Item 5B.4 Total net financial debt” in the Company’s 2017 20-F. The terms of the Company’s borrowings and notes payable require the Company to comply with financial covenants and other stipulations and allow the lenders to demand an immediate repayment of the borrowings in certain events (events of default), including, among others, a material adverse change in the Company’s business and non-compliance with the financial covenants set in those agreements. Furthermore, although the Company has entered into agreements for notes payable issuance commitments in a total amount of NIS 376.75 million (as of September 30, 2018), these agreements allow the lenders to not purchase the notes payable should any of the events of default defined for our existing debt occur prior to the date for providing the notes payable. These events of default include non-compliance with the financial covenants, as well as other customary terms. See also “Item 5B.2 Long-Term Borrowings” in the Company’s 2017 20-F.

In addition, our need for cash to service our substantial existing debt may in the future restrict our ability to continue offering long-term installment plans to promote sales of equipment. As a result, our ability to continue benefiting from one of the current contributors to total Company profits may be limited. (See also “ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and specifically “Item 5D.2 Outlook” in the Company’s 2017 20-F);

Our substantial indebtedness could also adversely affect our financial condition and profitability by, among other things:
•          requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the funds available for financing ongoing operating expenses and future business development;
•          limiting our flexibility in planning for, or reacting to, changes in our industry and business as well as in the economy generally;
•          increasing the likelihood of a downgrade in the rating of our Notes by the rating company;
•          increasing the risk of a substantial impairment in the value of our telecommunications assets; and
•          limiting our ability to obtain the additional financing we may need to serve our debt, operate, develop and expand our business on acceptable terms or at all.

If our financial condition is affected to such an extent that our future cash flows are not sufficient to allow us to pay principal and interest on our debt, we might not be able to satisfy our financial and other covenants, and may be required to refinance all or part of our existing debt, use existing cash balances or issue additional equity or other securities. We cannot be sure that we will be able to do so on commercially reasonable terms, if at all.

Competition resulting from the full service offers by telecommunications groups and additional entrants into the mobile telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, may continue to cause a further decrease in tariffs and an increase in subscriber acquisition and retention costs, and may continue to reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations.

Competition by Golan Telecom and HOT Mobile. HOT Mobile and Golan Telecom, which entered the market in May 2012, were awarded various benefits and leniencies by the MoC. These leniencies include a waiver of HOT Mobile and Golan Telecom’s obligation to build an independent network subject to their commitment to invest in a shared network with another operator the same amount that they have committed to invest in their UMTS network. Such leniencies and benefits place us at a substantial competitive disadvantage, which may negatively affect our results of operations.

Entrance of the sixth facility-based operator. Following the 4G tender results, Marathon 018 Xfone Ltd. ("Xfone") gained one band of 5 MHz in the 1800 range, allowing it to share its frequencies with other operators and share their network (as part of a network sharing agreement). Cellcom, Golan and Xfone have reached a network sharing agreement which has been approved by the Anti-Trust Commissioner and the Ministry of Communications. This agreement has enabled Xfone to enter the market as the sixth facility-based operator, which has further increased competition levels in the cellular market and caused further rate decreases, thus negatively affecting our results of operations.

The acquisition of Golan Telecom by Electra, which was approved by the Anti-Trust Commissioner under certain conditions and by the MoC, might increase competition in the cellular market. Electra's retail business allows it access to a wide customer base and distribution network and may enable it to offer attractive package prices to their customers. Furthermore, the terms under which the acquisition of Golan by Electra has been approved by the relevant regulators may also affect our ability to compete. See "Item 3D.1d- Network sharing and similar agreements entered into by our competitors" in the Company’s 2017 20-F.

Network sharing and national roaming agreements entered into by our competitors. Our knowledge of the content of the network sharing and national roaming agreements entered into by our competitors is based on partial publications, including reports filed by Cellcom, Electra and the IDB Development Company Ltd. However, if such agreements (or any such future agreements) have been approved under conditions that are more lenient than those imposed on us, or if such conditions are not effectively enforced by the relevant authorities, this would place us at a competitive disadvantage compared to our competitors. As a result, our business and results of operations may be negatively impacted. See “Item 3D.1d The Network Sharing Agreement we entered into with HOT Mobile may be terminated earlier than we expected due to regulatory intervention. In such case we will be required to split the shared network with HOT Mobile, and the resources, time and expense it may take us to have our own network on a nation-wide coverage may be substantial and could also materially harm our business and the results of operations at such time. Network sharing and similar agreements entered into by our competitors may place us at a competitive disadvantage" in the Company’s 2017 20-F.

Entrance of additional MVNOs. The entrance of additional Mobile Virtual Network Operators (“MVNOs”) may further increase competition in the cellular market. Some MVNOs are retailers with a wide customer base and distribution network that allows them to offer attractive package prices to their customers. See “Item 4B.9a Competitors in the Cellular Services market” in the Company’s 2017 20-F.

Competitive advantages of the two fixed-line infrastructure groups. The Bezeq Group and the HOT Group are the only Israeli telecommunications providers that have their own nationwide fixed-line telecommunications infrastructures. See "Item 3D.1c If the structural separation provisions (which apply to Bezeq and HOT) are not enforced or are removed before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations" in the Company’s 2017 20-F.

Because the Bezeq Group and the HOT Group operate their own broadband internet access and transmission infrastructures, they do not depend on any third party for broadband internet access. Partner and other telecommunications services providers who do not have their own independent broadband internet access infrastructure are unable to provide some of these services, and are dependent on Bezeq and HOT in providing some of these services, substantially limiting their ability to compete.

Entry into the fixed-line infrastructure market. In August 2017, we announced the commencement of the commercial phase and acceleration of our independent fixed-line infrastructure deployment using fiber optics. Entry into this market entails significant long-term investments associated with infrastructure deployment, for which a positive return on capital is not expected in the short term.  As a result, our results of operations may be adversely affected. In addition, our entrance into this market may accelerate the entry of additional competitors, deploying their own competitive infrastructures and operating existing ones, all of which might reduce or limit our market penetration.

Furthermore, entry into new markets (e.g. television services, fixed-line infrastructure) may further intensify price competition in the cellular and fixed-line markets which may have an adverse effect on our results of operations.

Israel Broadband Company (IBC). In August 2013, the Minister of Communications granted Israel Broadband Company (2013) Ltd. (“IBC”), a general license for the provision of fixed-line telecom services (infrastructure) and for the establishment of a nationwide optic fiber network using the Israeli Electric Company’s infrastructure. IBC has launched a web portal in which it offers ISP services to end-users (through agreements with selected ISPs). The variety of suppliers, immediate choice, and ability to quickly switch suppliers may commoditize the ISP segment and negatively impact our revenues and profits. IBC was also granted a special license for the provision of domestic fixed-line data communication. According to local media reports, IBC is permitted under its special license to provide its services to large business customers. Entry of IBC into the large business segment of the ISP market may increase competition in this segment and erode our market share and may affect our results of operation. In August 2018 Cellcom signed a memorandum of understanding for the acquisition of a controlling share in IBC. During that month, the MoC decided to allow IBC to apply for a new license, thus replacing its universal deployment obligation with an obligation to reach only 40% of Israel's households within 10 years from the grant of such license. If the MoC decides to grant IBC such leniencies and not treat other competitors (such as Partner) equally by providing them with the NIS 150 million grant that was paid to IBC by the State, this may place us at a competitive disadvantage and adversely effect on our results of operations.

Sale of handsets and other equipment. Competition in the market for handsets and other equipment including tablets, laptops, audio-visual devices and other related equipment sold by the Company is high and may increase, which may affect our results of operation.

Competition in Roaming Services. Some of our competitors may be able to obtain lower roaming rates than us either since they have larger call volumes or through their affiliations with other international cellular operators. Some competing service providers use alternative technologies for roaming that bypass the existing method of providing roaming services.  Further competition in roaming services (both inbound and outbound) has arisen and may arise in the future from other telecommunication operators and new technologies that allow subscribers to use global SIM cards and pure internet-based services such as Skype, Viber and WhatsApp, as well as other operators' products which use VoIP applications. In addition, some cellular operators market plans that, in addition to calls, SMS and internet, include roaming services to set lists of countries.

Reliance on other service providers for roaming. We rely on agreements to provide roaming capability to our subscribers in many areas outside Israel. However, we cannot control the quality of the service that other telecommunication companies provide or whether they will be able to provide the services at all, and it may be inferior to our quality of service. Our subscribers also may not be able to use some of the advanced features that they enjoy when making calls on our network. As a result, we may lose some of our customers’ roaming traffic to other roaming solutions, which would negatively impact our results of operations from this important source of earnings.

Actual and alleged health risks related to network sites and the use of mobile telecommunications devices, including handsets, could have a material adverse effect on our business, operations and financial condition.

A number of studies have been conducted to examine the health effects of wireless phone use and network sites, and some of these studies have been construed as indicating that radiation from wireless phone use causes adverse health effects. Media reports have suggested that radio frequency emissions from network sites, wireless handsets and other mobile telecommunication devices may raise various health concerns.

The Ministry of Health published in July 2008 recommendations regarding precautionary measures when using cellular handsets. The Ministry of Health indicated that although the findings of an international study on whether cellular phone usage increases the risk of developing certain tumors were not yet finalized, partial results of several of the studies were published, and a relationship between prolonged cellular phone usage and tumor development was observed in some of these studies. These studies, as well as the precautionary recommendations published by the Ministry of Health, have increased concerns of the Israeli public with regards to the connection between cellular phone exposure and illnesses.

In May 2011, the International Agency for Research on Cancer (“IARC”), which is part of the World Health Organization (“WHO”), published a press release according to which it classified radiofrequency electromagnetic fields as possibly carcinogenic to humans based on an increased risk for adverse health effects associated with wireless phone use.

In June 2011, WHO published a fact sheet (no. 193) in which it was noted that “A large number of studies have been performed over the last two decades to assess whether mobile phones pose a potential health risk. To date, no adverse health effects have been established as being caused by mobile phone use”. It was also noted by WHO that “While an increased risk of brain tumors is not established, the increasing use of mobile phones and the lack of data for mobile phone use over time periods longer than 15 years warrant further research of mobile phone use and brain cancer risk in particular, with the popularity of mobile phone use among younger people, and therefore a potentially longer lifetime of exposure”. WHO notified that in response to public and governmental concern it will conduct a formal risk assessment of all studied health outcomes from radio frequency fields exposure by 2014. We are not aware that such an assessment has been published.

We have complied and are committed to continue to comply with the rules of the authorized governmental institutions with respect to the precautionary rules regarding the use of cellular telephones. We refer our customers to the precautionary rules that have been recommended by the Ministry of Health, as may be amended from time to time.

While, to the best of our knowledge, the handsets that we market comply with the applicable laws that relate to acceptable Specific Absorption Rate (“SAR”) levels, we rely on the SAR levels published by the manufacturers of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset, and not for each and every handset, we have no information as to the actual level of SAR of the handsets along the lifecycle of the handsets, including in the case of repaired handsets. See also “Item 4B.12g Other Licenses” in the Company’s 2017 20-F. Furthermore, our network sites comply with the International Council on Non-Ionizing Radiation Protection standard, a part of the World Health Organization, which has been adopted by the Israeli Ministry of Environmental Protection.

Several lawsuits have been filed in the past against operators and other participants in the wireless industry alleging adverse health effects and other claims relating to radio frequency transmissions from sites, handsets and other mobile telecommunications devices, including lawsuits against us.

A class action was filed against us and three other operators alleging, among other things, that health effects were caused due to a lack of cell sites, resulting in elevated levels of radiation, mainly from handsets. The plaintiffs stressed that health damages are not a part of the claim. Another class action was also filed against us and three other operators alleging, among other things, that the supply of accessories that are intended for carrying cellular handsets on the body are sold in a manner that contradicts the instructions and warnings of the cellular handset manufacturers and the recommendations of the Ministry of Health, and without disclosing the risks entailed in the use of these accessories when they are sold or marketed. In these two class actions, Partner and the plaintiff filed a settlement agreement, which the court approved.

In February 2009, a municipal court ruled against one of our competitors, stating that there is no need for the standard burden of proof to prove damages from a cellular network site, and that under certain circumstances it would be sufficient to prove the possibility of damage in order to transfer the burden of proof to the cellular companies. To the best of our knowledge, the defendant appealed the ruling and the ruling was dismissed as part of a settlement between the parties. Although we were not a party to this proceeding, such rulings could have an adverse effect on our ability to contend with claims of health damages as a result of the erection of network sites.

The perception of increased health risks related to network sites may cause us increased difficulty in obtaining leases for new network site locations or renewing leases for existing locations or otherwise in installing mobile telecommunication devices. If it is ever determined that health risks existed or that there was a deviation from radiation standards which would result in a health risk from sites, other telecommunication devices or handsets, this would have a material adverse effect on our business, operations and financial condition, including through exposure to potential liability, a reduction in subscribers and reduced usage per subscriber. Furthermore, we do not expect to be able to obtain insurance with respect to such liability.

18.3	Recent Developments

18.3.1	Trading Update—Key Factors Affecting Our Results of Operations

In 2018 to date, the competition in the Israeli telecommunications market continued across both cellular segment services and fixed-line segment services, as well as in the market for equipment and device sales.

This continued competition, together with increased capital investment, as the Company continues to invest in fiber and TV services, are expected to continue to have a downward effect on the Company's profits and free cash flow in the near term. The Company believes that these investments will constitute a potential growth engine for the Company in subsequent years.

For the interim condensed consolidated financial statements of the Company as at and for the nine months ended September 30, 2018, and the related notes thereto, please see Appendix D.

18.3.2	Indebtedness and Capitalization

The following table sets forth our capitalization and indebtedness (i) as of September 30, 2018 and (ii) as adjusted to reflect:

●	Series F notes issued on December 4, 2018; and
●	the offering and sale of the Offered Securities offered hereby.

		New Israeli Shekels in millions
		Adjustments
	As of September 30, 2018	Series F notes issued on December 4, 2018	This offering of Series G Debentures	As Adjusted
Cash and cash equivalents	361	150	222	733
Short term deposit	291			291
Debt
Notes payable series C, net of deferred costs, including current maturities	215			215
Notes payable series D, net of deferred costs, including current maturities	436			436
Notes payable series F, including premium costs, including current maturities	649	150		799
Notes payable series G, less deferred costs, including current maturities	0		222	222
Borrowings from banks and others	250			250
Total debt	1,550	150	222	1,922

Equity:
Share Capital	2			2
Capital surplus	1,131			1,131
Accumulated retained earnings	539			539
Treasury shares	(272)			(272)
Non-controlling interests	1			1
Total shareholders’ equity	1,401			1,401

Total Capitalization and Indebtedness	2,299			2,299

The Company purchased its own shares in October 2018 in a total amount of NIS 18 million. The Company also repaid debts, other than the Offered Securities, in December 2018 in a total amount of NIS 332 million. These are not presented in the capitalization table above.

18.4	Ratio of Earnings to Fixed Charges

Our ratio of earnings to fixed charges for the periods indicated below was as follows:

	2013	2014	2015	2016	2017	Nine Months Ended September 30, 2018
Ratio of earnings to fixed charges	1.73	2.10	0.84	1.48	1.58	1.73

The ratio resulting from the application of the proceeds of the debt offering is not provided because it is less than 10%.

Our ratio of earnings to fixed charges is calculated by dividing (i) income (loss) from ordinary activities before income taxes plus fixed charges by (ii) fixed charges. Fixed charges consist of interest expensed and capitalized, amortization of issuance costs relating to our notes payable, and one third of our operating leases, principally for antenna sites (being the portion deemed to represent the interest factor).

18.5	Use of Proceeds

The net proceeds from the offering, after deduction of the arranger’s fees and other expenses and commissions of the offering, will be approximately NIS 222 million.

We intend to use the net proceeds from the offering primarily for debt refinancing and also for the Company's ongoing operations.

18.6	Expenses of the Offering

The aggregate amount that we will pay for arrangement fees and our other commissions and expenses in connection with this offering is approximately NIS 3 million.

18.7	Incorporation of Certain Information by Reference

We are allowed to incorporate by reference into this shelf offering report the information that we file with the SEC and the ISA, which means that we can disclose important information to you by referring to those filings. The information incorporated by reference is considered to be part of this offering report. We are incorporating by reference in this shelf offering report the documents listed below, the documents listed in Section 3.14 of the Shelf Prospectus and any future filings we may make with the SEC and ISA on Form 20-F or on Form 6-K (to the extent that such Form 6-K indicates that it is intended to be incorporated by reference herein) prior to the termination of this offering:

•	Form 20-F for the year ended December 31, 2017, filed with the ISA on March 29, 2018;
•	Form 6-K filed with the ISA on March 29, 2018 (relating to fourth quarter and annual 2017 results);
•	Form 6-K filed with the ISA on April 3, 2018 (relating to interest rate for the series D notes for the period commencing on March 31, 2018 and ending on June 30, 2018);
•	Form 6-K filed with the ISA on April 15, 2018 (relating to the Company's collaboration with Amazon Prime Video in Israel);
•	Form 6-K filed with the ISA on April 17, 2018 (relating to the Company receiving a lawsuit and a motion for the recognition of this lawsuit as a class action);
•	Form 6-K filed with the ISA on May 6, 2018 (relating to results of the extraordinary general meeting of shareholders and changes to the Board of Directors);
•	Form 6-K filed with the ISA on May 15, 2018 (relating to Company’s announcement of the release of first quarter 2018 results);

•	Form 6-K filed with the ISA on May 24, 2018 (relating to changes to the Board of Directors);
•	Form 6-K filed with the ISA on May 31, 2018 (relating to a share buyback plan);
•	Form 6-K filed with the ISA on May 31, 2018 (relating to the Company’s first quarter 2018 results);
•	Form 6-K filed with the ISA on June 13, 2018 (relating to the filing of the Shelf Prospectus);
•	Form 6-K filed with the ISA on July 4, 2018 (relating to the interest rate for the series D notes for the period commencing on July 1, 2018 and ending on September 30, 2018);
•	Form 6-K filed with the ISA on July 12, 2018 (relating to the receipt of a temporary allocation of spectrum bands);
•	Form 6-K filed with the ISA on July 26, 2018 (relating to the Company’s announcement of the release of second quarter 2018 results);
•	Form 6-K filed with the ISA on August 6, 2018 (relating to the results of the Company's repurchase of its shares);
•	Form 6-K filed with the ISA on August 13, 2018 (relating to S&P rating);
•	Form 6-K filed with the ISA on August 15, 2018 (relating to the Company’s second quarter 2018 results);
•	Form 6-K filed with the ISA on September 13, 2018 (relating to materials for the annual general meeting of shareholders);
•	Form 6-K filed with the ISA on October 4, 2018 (relating to the interest rate for the series D notes for the period commencing on October 1, 2018 and ending on December 31, 2018);
•	Form 6-K filed with the ISA on October 10, 2018 (relating to changes to the proxy statement for the annual general meeting of shareholders);
•	Form 6-K filed with the ISA on October 28, 2018 (relating to the results of the Company's repurchase of its shares);
•	Form 6-K filed with the ISA on October 28, 2018 (relating to results of the annual general meeting of shareholders);
•	Form 6-K filed with the ISA on November 1, 2018 (relating to Company’s announcement of the release of third quarter 2018 results);
•	Form 6-K filed with the ISA on November 21, 2018 (relating to Company’s third quarter 2018 results);
•	Form 6-K filed with the ISA on November 28, 2018 (relating to the announcement of an 'ilA+' rating for a deferred private placement);
•	Form 6-K filed with the ISA on December 4, 2018 (relating to the announcement of the uniform weighted discount rate for series F debentures); and
•	Form 6-K filed with the ISA on December 9, 2018 (relating to the consideration of a debenture issuance in Israel);

•	Form 6-K filed with the ISA on December 20, 2018 (relating to updated version of the Deed of Trust); and
•	Form 6-K filed with the ISA on December 20, 2018 (relating to updated version of the summary of stipulations); and
•	Form 6-K filed with the ISA on December 20, 2018 (relating to updated version of the Deed of Trust and the updated version of the summary of stipulation) ; and
•	Form 6-K filed with the ISA on December 30, 2018 (relating to updated version of the Deed of Trust and the updated version of the summary of stipulation).
As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this shelf offering report, you should rely on the statements made in the most recent document.

We will provide to each person, including any beneficial owner, to whom this shelf offering report is delivered, a copy of these filings, at no cost, upon written or oral request to us at: 8 Amal Street, Afek Industrial Park, Rosh Ha’ayin 48103, Israel, Attn.: Corporate Secretary, telephone number: 972-54-7814-888. Copies of these filings may also be accessed on the SEC’s website at www.sec.gov, the ISA’s website at www.magna.isa.gov.il and our website at www.partner.co.il. Except for such filings, information contained on such websites is not part of this shelf offering report.

18.8	Legal Matters

Certain legal matters with respect to the offering of the Debentures are being passed upon for us by Agmon & Co., Rosenberg, Hacohen & Co. of Tel Aviv, Israel and by Shearman & Sterling (London) LLP of London, United Kingdom.

19.	The legal opinion:

The Company received the following opinion:

January 3, 2019

Partner Communications Company Ltd.
8 Amal Street
Afek Industrial Park
Rosh Ha-Ayin

Dear Mr./Ms.,

Re: Partner Communications Company Ltd. (hereinafter: “the Company”) –
Shelf Offering Memorandum of January 3, 2019
(hereinafter: “the Shelf Offering Memorandum”)

With reference to the Company’s Shelf Prospectus dated June 13, 2018, and to the Shelf Offering Memorandum that is being published by virtue thereof, we hereby issue our opinion as follows:

1.	In our opinion, the rights attached to the securities being offered pursuant to the Shelf Offering Memorandum have been correctly described in the Shelf Offering Memorandum.

2.	In our opinion, the Company has the authority to issue the Securities being offered in the Shelf Offering Memorandum in the manner described in the Shelf Offering Memorandum.

3.	In our opinion, the Company’s directors have been duly appointed and their names are included in the Shelf Offering Memorandum.

We hereby agree to the inclusion of this opinion in the Shelf Offering Memorandum.

Sincerely,

Matan Daskal, Adv.	Amir Gudard, Adv.

Agmon & Co. Rosenberg Hacohen & Co.

20.	Letter of consent of the Company’s independent auditor

January 02, 2019

The Board of Directors of Partner Communications Company Ltd.

Dear Mr./Ms.,

We are agreeing to the inclusion, by way of referral, in the Shelf Offering Memorandum (hereinafter – “the Offering Memorandum”) of Partner Communications Company Ltd. (hereinafter – “the Company”), of the auditors’ opinion that we signed on March 29, 2018, which relates to the Company’s consolidated financial statements and to the effectiveness of internal control components on the Company’s financial reporting as on December 31, 2017, which were filed by the Company with the United States Securities and Exchange Commission and with the Israel Securities Authority within the scope of the 20-F Report for 2017, on March 29, 2017, as well as to the inclusion of our name under the title “experts” in the Offering Memorandum, as the term “expert” is defined in the Securities Act of 1933.

This letter is being issued at the request of the Company and is designated solely for inclusion in the Company’s Offering Memorandum, which will be filed with the Israel Securities Authority and is planned to be published in January 2019. Furthermore, since the securities being offered within the scope of the Offering Memorandum were not and shall not be listed pursuant to the Securities Act of 1933, we did not submit this letter of consent under the Securities Act of 1933.

Sincerely,

Kesselman & Kesselman
Accountants
PwC Israel

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel, POB 50005, Tel-Aviv 6150001
Telephone: +972-3-7954555, fax: +972-3-7954556, www.pwc.com/il

Kesselman & Kesselman is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity

Signatures

The Company:
Partner Communications Company Ltd.

The Directors:
Adam Chesnoff

Alon Shalev

Jonathan Kolodny

Barry Ben-Zeev

Sumeet Jaisinghani

Barak Pridor

Osnat Ronen

Yoav Rubinstein

Arieh Saban

Arie (Arik) Steinberg

Ori Yaron

Yehuda Saban

Tomer Bar Zeev

Appendices

Appendix A – Deed of Trust

Appendix B – Consent to the attachment of the rating report

Appendix C – Lawyer’s confirmation

Appendix D – Summary of the financial reports dated September 30, 2018

Appendix E – Tel-Aviv Stock Exchange Approval

Appendix A – Deed of Trust

Deed of Trust

Drawn up and signed in Tel-Aviv on the 2 of January 2019
and valid solely in relation to the Debentures (Series G)

between:	PARTNER COMMUNICATIONS COMPANY LTD.
of 8 Amal Street, Rosh Ha’ayin, Israel
Telephone: +972-54-7814190;
Fax: + 972-54-7814193
(hereinafter – "the Company")
of the first part;

and:	HERMETIC TRUST (1975) LTD.
of 113 Hayarkon Street, Tel-Aviv, Israel
Telephone: + 972-3-5544553
Fax: + 972-3-5271451]
(hereinafter – "the Trustee")
of the second part;

Whereas:	the Company published a shelf prospectus on June 13, 2018, under which the Company may issue, inter alia, debentures (hereinafter: “the Shelf Prospectus”);

and whereas:	the Trustee is a company limited in shares, duly incorporated in Israel pursuant to the Companies Law, 5759 – 1999, whose principal object is to engage in trusts;

and whereas:
on January 2, 2019, the Company’s Board of Directors resolved to approve an issue of nonconvertible Debentures (Series G) (“the Debentures (Series G)” or “the Debentures”), which shall be listed for trading on the TASE;

and whereas:	S & P Global Ratings Maalot Ltd. (“Maalot”) announced that it has assigned a rating of ilA+ for the Debentures.

and whereas:
the Trustee declared that there is no obstruction pursuant to the Securities Law, 5728 – 1968, or pursuant to any other law, to its engagement with the Company pursuant to This Deed of Trust, that it fulfills the requirements and qualification criteria prescribed in the Securities Law, 5728 – 1968, for serving as the Trustee for the issue of the Debentures that are the subject of This Deed, and that the Company has no personal interest in the Trustee and the Trustee has no material interest in the Company[1];

and whereas:	the Company applied to the Trustee, requesting it to serve as the Trustee for the Debentureholders, and the Trustee agreed to this, all subject and pursuant to the conditions of This Deed of Trust;

and whereas:
the Company declares that there is no statutory and/or contractual obstacle to carrying out an issue of the Debentures and/or to engaging with the Trustee pursuant to This Deed of Trust, and that, on the date of issue of the Debentures (Series G), all of the approvals and permits required by any law and/or agreement for the purpose of carrying out the issue have been received;

[1]	It is clarified that the Trustee serves as trustee for additional series of the Company’s debentures.

wherefore, the parties agree, declare and stipulate as follows:

Table of Contents

Deed of Trust
1.	Recitals, interpretation and definitions	4
2.	The issue of the Debentures and the application of the Deed of Trust	6
3.	Appointment of the Trustee; validation of its incumbency; term of incumbency; expiration of incumbency; resignation; dismissal; the Trustee’s roles; the Trustee’s authorities	9
4.	Purchase of Debentures by the Company and/or by a subsidiary and/or by controlling shareholders	11
5.	The Company’s covenants	12
6.	Compliance with financial covenants	12
7.	Restrictions on a distribution	13
8.	Rating	14
9.	Negative pledge	14
10.	Early redemption	16
11.	Immediate repayment and/or exercise of collateral (insofar as issued)	20
12.	Additional provisions regarding early redemption:	23
13.	Lawsuits and Proceedings by the Trustee	25
14.	Trusteeship on the receipts; Prioritization of creditors	26
15.	Power to delay a distribution of monies	27
16.	Notice of a distribution and deposit with the Trustee	27
17.	Prevention from payment for a reason not dependent upon the Company	27
18.	Payment acknowledgement from the Debentureholders	29
19.	Presentation of Debentures to the Trustee and recording in relation to a partial payment in the event that the Debentures are not traded on the TASE	29
20.	Investment of monies	29
21.	The Company’s covenants to the Trustee; reports	30
22.	Additional covenants	33
23.	Reporting by the Trustee	33
24.	Special Authorities	34
25.	The Trustee’s authority to employ delegates	35
26.	Indemnification of the Trustee	36
27.	Notices	39
28.	Waiver, compromise and/or amendments to the Deed of Trust	41
29.	The register of the Debentureholders	42
30.	Release	43
31.	Debentureholders’ meetings and urgent representation	43
32.	The Trustee’s fee	43
33.	Applicable law and sole jurisdiction	43

34.	General	43
35.	Addresses	44
36.	The Trustee’s liability	44
37.	Other agreements	44
38.	Authorization to report through the “Magna” system	44
Appendix A – Adjustment for a Change in the Interest Rate resulting from a Rating Revision or a Breach of Financial Covenants		46
Appendix B – The Trustee’s Fee Agreement		50
Appendix C – The Trustee’s Roles		52
First Addendum to the Deed of Trust - Debenture (Series G) (hereinafter: “the Debenture”)		54
Terms and Conditions Overleaf		55
1.	General	55
2.	The Principal of the Debentures (Series G)	55
3.	The interest on the Debentures (Series G)	56
4.	Payments of the Principal and the interest of the Debentures	56
5.	Prevention from paying, for a reason not dependent upon the Company	57
6.	Debenture Certificates and Splitting of Certificates	57
7.	Transfer of the Debenture	58
8.	Immediate repayment and arrears interest	58
9.	Amendments to the terms of the Debenture	59
10.	Payment acknowledgements from the Debentureholders	59
11.	Replacement of the Debenture Certificate	59
12.	Applicable law and jurisdiction	59
13.	Notices	59
14.	The Register of the Debentureholders	59
Second Addendum – General Meetings of the Debentureholders		60
Appendix D – Ascertaining the Existence of a Conflict of Interests		66
Third Addendum – Urgent Representation for the Series G Debentureholders		67

1.         Recitals, interpretation and definitions

1.1	The recitals to This Deed of Trust and the appendices attached thereto constitute a material and integral part thereof.

1.2	This Deed of Trust has been divided into clauses and clause headings have been added solely for the sake of convenience and reference, and they may not be used for interpretation purposes.

1.3
All that stated in This Deed in the plural also implies the singular and vice versa; all that stated in the masculine gender also implies the feminine and vice versa, and every reference to a person also implies a corporation, all provided that This Deed does not contain any other express provision.

1.4	In This Deed of Trust and in the Debentures, the following expressions shall have the meanings alongside them:

1.4.1	“This Deed” or “the Deed of Trust”	This Deed of Trust, including the appendices and addenda attached thereto and constituting an integral part thereof;
1.4.2	“The Prospectus” or “the Shelf Prospectus”	As defined in the recitals above;
1.4.3	“Shelf Offering Memorandum” or “Offering Memorandum”
The memorandum under which the Debentures (Series G) are being offered to the public pursuant to the provisions of section 23.A,(f) of the Securities Law, 5728 – 1968, which shall furnish all of the specific details of that offering, pursuant to the provisions of any law and pursuant to the TASE regulations and directives, as they shall be at that time;

1.4.4	“The Trustee”	The Trustee referred to in the recitals of This Deed and/or any party that shall serve from time to time as the Trustee of the Debentureholders pursuant to This Deed;
1.4.5	"The Tender"	The tender during which the Debentures (Series G) will be offered to the public;
1.4.6	“The Register”	The Register of the Debentureholders as stated in clause 29 of This Deed;
1.4.7	“The Debentureholders” and/or “the Holders”	As the terms “holder” and “debentureholder” are defined in the Securities Law;
1.4.8	“The Debenture Certificate”	Debenture certificate, the version of which is attached as the First Addendum to This Deed;
1.4.9	“The Law” or “the Securities Law”	Securities Law, 5728 – 1968 and the Securities Regulations, as they shall be from time to time;

1.4.10	“The Companies Law”	The Companies Law, 5759 – 1999 and the Companies Regulations, as they shall be from time to time;
1.4.11	“Principal”	The total par value of the Debentures (Series G);
1.4.12	“Trading Day”	Any day on which transactions are transacted on the TASE;
1.4.13	“Business Day” or “Banking Business Day”	Any day on which most of the banks in Israel are open for business;
1.4.14	“The TASE”	The Tel-Aviv Stock Exchange Ltd.;
1.4.15	“The Nominee Company”
Mizrahi Tefahot Nominee Company Ltd. or a nominee company that shall subrogate for it at the Company’s sole discretion and subject to any law, provided that all of the Company’s securities are registered with that nominee company;

1.4.16	“Special Resolution”
Resolution passed during a meeting of the Series G Debentureholders, attended by at least two Holders of at least twenty-five percent (25%) of the balance of the par value of the Debentures (Series G) in circulation on the record date for the meeting, either personally or by their proxies, or during an adjourned meeting of this meeting, attended by Holders of at least twenty percent (20%) of the said balance, either in person or by their proxies, and which was passed (whether during the original meeting or during the adjourned meeting) by a majority of at least sixty six percent (66%) of all votes of those participating in the vote, excluding abstentions.

1.4.17	“Ordinary Resolution”
Resolution passed during a meeting of the Debentureholders, which convened pursuant to section 35.L.13 and 35.L.14(a) of the Law, and which was passed (whether during the original meeting or during the adjourned meeting) by a majority of at least fifty percent (50%) of the votes of those participating in the vote, excluding abstentions.

1.4.18	“Rating Company”	A rating company approved by the Capital Market Commissioner of the Ministry of Finance.
1.4.19	“Related Holder”	As this term is defined in section 28 of the Second Addendum to This Deed.

1.5	In any instance of a contradiction between the Deed of Trust and its accompanying documents, the provisions of the Deed of Trust shall prevail.

1.6
In any instance of a contradiction between the provisions described in the Prospectus and the Shelf Offering Memorandum in relation to This Deed and/or the Debentures, the provisions of This Deed shall prevail. According to the Company's examination, there is no contradiction between the provisions described in the Prospectus and the Shelf Offering Memorandum and the provisions described in this Deed and/or in the Debenture. If, nevertheless, such contradiction arises, the provisions of this Deed shall prevail.

2.         The issue of the Debentures and the application of the Deed of Trust

2.1
The Company shall issue, pursuant to the Prospectus and the Shelf Offering Memorandum, a series of registered Debentures (Series G) of NIS 1 par value each, which are payable in six  annual payments that shall be paid between from years 2022 until 2027, whereby each of the first four payments shall constitute 10% of the inclusive par value of the Principle of the Debentures, the fifth payment shall constitute 20% of the inclusive par value of the Principle of the Debentures, and the sixth payment shall constitute 40% of the inclusive par value of the Principle of the Debentures. Payments of the Principal shall be paid on June 25 of each of the years 2022 through 2027. The Principal of the Debentures, as it shall be from time to time, bears fixed annual interest at a rate to be determined in a public tender (hereinafter: “the Base Interest Rate”). The interest in respect of the Debentures shall be paid annually, on June 25 of each of the years 20190 through 2027 (inclusively) in respect of the period of 12 (twelve) months ending on the date of the payment (apart from the first interest period as specified hereunder), so that the first payment shall be paid on June 25, 2019 and the last payment shall be paid on June 25, 2027. All this, apart from the payment in respect of the first interest period, which shall be paid on June 25, 2019 for which the interest shall be paid in respect of the period beginning on the first Trading Day after the date of the public tender and ending on the date of the first interest payment, being calculated on the basis of 365 days per year , according to the number of days during this period.

2.2
The Debentures (Principal and interest) are not linked to any  linkage basis. For details about a change in the interest rate as a result of a downrating of the Debentures (Series G) or of noncompliance with the financial covenants, see Appendix A to the Deed of Trust. It is clarified that, according to the TASE regulations and directives, the linkage method cannot be changed.

2.3	The Debentures shall not be convertible into shares of the Company.

2.4	Series expansion and issues of additional series

2.4.1
Subject to receipt of the TASE’s approval for listing for trading, the Company shall be allowed to expand the series of Debentures (Series G) from time to time, without needing to receive the approval of the Trustee for the Series G Debentureholders and/or of the Series G Debentureholders existing at that time (whether by way of a private offering or within the scope of a prospectus, whether pursuant to a shelf offering memorandum or in any other way), including to a Related Holder, at any price and in any manner that the Company shall deem fit, including at a discount rate or a premium (including without a discount or without a premium) that differs from those that were in effect (if any) in other issues executed from the same series, and provided that it shall issue notice of this to the Trustee of that series. Subject to the provisions of the Deed of Trust, the Trustee shall serve as the Trustee for the Series G Debentureholders as shall be in circulation from time to time, and this, also in the instance of a series expansion, and the Trustee’s consent to serve as stated for the expanded series shall not be required.

The Debentures (Series G) that shall be in circulation and additional Debentures from the same series that shall be issued (if any) as stated above in this clause shall (from the date of their issue) constitute a single series for all intents and purposes, and This Deed of Trust shall also apply in relation to all of the additional Debentures (Series G). The additional Debentures (Series G) shall not vest a right to a payment of Principal and/or interest in respect of the Debentures (Series G) if the record date for the payment thereof predates the date of their issue.

If the discount rate that shall be set for the Debentures (Series G) as a result of an expansion of the series shall differ from the discount rate of the Debentures (Series G) in circulation at that time, then, prior to the expansion of the Debentures (Series G), the Company shall apply to the Israel Tax Authority with regard to deduction of tax at source from the discount fees in respect of the said Debentures, in order to obtain its approval that a uniform discount rate shall be set for the said Debentures, according to a formula that weights the differing discount rates in Series G, if any. If such approval is received, then, prior to the date of the series expansion, the Company shall calculate the weighted discount rate in respect of all of the Debentures (Series G), and shall publish in an Immediate Report, together with the results of the issue as stated, the weighted uniform discount rate for the entire series and shall deduct tax on the payment dates of the Debentures (Series G) according to such weighted discount rate and pursuant to the provisions of the Law. If such approval is not received, the Company shall report the nonreceipt of such approval in the Immediate Report of the results of the issue and that the uniform discount rate shall be the highest discount rate created in respect of the Debentures (Series G). The TASE members shall deduct tax at source when paying the Debentures (Series G), according to the discount rate that shall be so reported. Consequently, instances are possible whereby the Company shall deduct tax at source in respect of discount fees at a rate that is higher than the discount fees set for any party that held Debentures (Series G) prior to the series expansion. In such instance, a taxpayer, that held the Debentures (Series G) prior to the series expansion and up until the payment of the Debentures, shall be entitled to submit a tax statement to the Tax Authority and receive a refund of the tax deducted from the discount fees, to the extent that it is entitled to such refund by law.

2.4.2
Notwithstanding that stated in clause 2.4, the Company shall not be allowed to execute an expansion of the Debenture series unless all of the following conditions have been fulfilled prior to the execution of the Tender for the classified investors:

2.4.2.1
a written affirmation has been received from the Rating Company of a rating of the Debentures (Series G) subsequent to the series expansion that is not lower than the rating of the Debentures (Series G) prior to the series expansion (Notwithstanding the provisions of clause 2.4.2 above, this affirmation may be presented until the date of the public Tender);

2.4.2.2
a written confirmation signed by the chief financial officer of the Company has been issued whereby: (1) the Company is not in a state of breach of any of its material covenants to the Debentureholders pursuant to the provisions of the Deed of Trust or the Debenture; (2) the Company is complying with the financial covenant specified hereunder in clause 6 and is not in breach of clause 11.24 below, and this is without taking into account the cure and waiting period with respect to the same financial covenants, according to its financial statements last published before the additional issue, and that the Company shall not be in breach of the said financial covenants as a result of the additional issue, attaching a calculation that substantiates this to the satisfaction of the Trustee; (3) there is no cause of action for immediate repayment as specified hereunder in clause 11; the Trustee shall be allowed to rely on this confirmation and shall not be required to perform an additional examination; The Company shall provide the Trustee, to its satisfaction, prior to the expansion of the series, confirmation from the senior financial officer regarding the Company's compliance with all of the conditions detailed below.

2.4.3
The Company reserves the right, at any time and from time to time, without needing the consent of the Trustee and/or the consent of the Debentureholders, to create additional financial liabilities and/or to obtain additional financing of any kind whatsoever and/or to issue by way of a public offering pursuant to a prospectus or by way of a private offering, or in any other way, other series of debentures that are other than Debentures (Series G) or other securities of any kind or type, whether or not they shall vest a right of conversion into shares, under conditions of redemption, interest, linkage and other conditions as the Company shall deem fit, whether they are more favorable than, equal to or inferior to the terms of the Debentures (Series G).

2.4.4
This right of the Company in no way releases the Trustee from examining any action as stated, and this, insofar as this obligation is imposed on the Trustee pursuant to any law, and it in no way derogates from the rights of the Trustee and of a meeting of the Debentureholders pursuant to This Deed, including from their right to call for the immediate repayment of the Debentures as stated hereunder in clause 11 or pursuant to the provisions of any law.

2.4.5
In the event that the Company shall issue additional series of debentures that are not secured by any collateral, the debentures of the other series as stated shall not have preference over the Debentures (Series G) in the event of liquidation proceedings of the Company. It is clarified that that stated in this clause in no way prevents the Company from issuing additional debentures that shall be backed by collateral and pledges of any kind. It should be noted that insofar as a series of debentures backed by collateral and liens is issued, the priority in liquidation will be only in relation to collateral and liens.

2.5
The Debentures (Series G) (including those that might be issued within the scope of a series expansion as stated above in clause 2.4) shall be of equal, pari passu ranking, inter se, in relation to the Company’s covenants pursuant to the Debentures and this Deed of Trust, and without any precedence or preference of one over the other.

2.6
This Deed of Trust shall come into effect on the allotment date of the Debentures by the Company and its application shall be retroactive as of the issue date of the Debentures (Series G) by virtue of the Prospectus. It is agreed that, in the event that the issue of the Debentures (Series G) shall be cancelled for any reason whatsoever, then This Deed of Trust shall be nullified ab initio.

3.         Appointment of the Trustee; validation of its incumbency; term of incumbency; expiration of incumbency; resignation; dismissal; the Trustee’s roles; the Trustee’s authorities

Appointment of the Trustee

3.1
The Company hereby appoints the Trustee as the first Trustee for the Debentureholders only, by virtue of the provisions of section 35.B of the Securities Law, including for those entitled to payments by virtue of the Debentures that were not paid after their payment due date.

3.2
If the Trustee is replaced by another trustee, the other trustee shall be a trustee for the Debentureholders by virtue of the provisions of chapter E.1 of the Securities Law, including for Parties Entitled to payments by virtue of the Debentures that were not paid after their payment due date.

Term of incumbency; expiration of incumbency; resignation; dismissal

3.3
The first Trustee shall hold office as of the issue date of the Debentures, and its incumbency shall end on the convening date of a Holders’ meeting (“the First Appointment Meeting”), that the Trustee shall convene by no later than 14 days after the submission date of the second annual report of the trusteeship’s affairs pursuant to section 35.H.1.(a) of the Securities Law. Insofar as the First Appointment Meeting shall approve the continued incumbency of the first Trustee, then the Trustee shall continue to hold office as the Trustee until the expiration of the second term of appointment that shall be specified in the resolution of the First Appointment Meeting (which might be up until the final payment date of the Debentures). A resolution to replace a trustee as stated above in this clause shall be passed pursuant to the provisions of section 35.N.(d) of the Securities Law, in its version on the signing date of the Deed of Trust and subject to any law.

Insofar as the First Appointment Meeting and/or any subsequent meeting shall define the additional term of the Trustee’s appointment, a term of appointment shall expire upon a resolution to continue its incumbency and/or to appoint another trustee in its stead.

The Trustee’s roles

3.4	The Trustee’s roles are pursuant to any law, including the Securities Law as it shall be from time to time.

3.5	In addition to the provisions of the Law and without derogating from them, the roles of the Trustee shall be those specified in Appendix C to This Deed of Trust.

3.6	The Trustee's engagement in the Deed of Trust is as a proxy on behalf of the Debentureholders.

The Trustee’s authorities

3.7
The Trustee shall represent the Debentureholders in relation to any matter deriving from the Company’s covenants to them, and for this purpose, it shall be allowed to take action to exercise the rights vested the Holders pursuant to the Securities Law or pursuant to the Deed of Trust.

3.8	The actions of the Trustee are valid even if a defect was discovered in its appointment or in its qualifications.

3.9	The Trustee is allowed to institute any proceeding for the purpose of protecting the Holders’ rights pursuant to any law and which are specified in This Deed of Trust.

3.10	The Trustee is allowed to appoint delegates as specified in clause 25 of This Deed.

3.11
The Trustee shall not be obligated to notify any third party about the signing of This Deed. The Trustee shall not interfere in any way whatsoever in the conduct of the Company’s businesses or its affairs, and this is not included in its roles.

3.12
Subject to the provisions of any law, the Trustee is not obligated to take action in any way that is not expressly specified in This Deed of Trust, so that any information, including about the Company and/or in relation to the Company’s ability to fulfill its covenants to the Debentureholders, shall come to its attention, and this is not one of its roles.

3.13
Subject to the provisions of any law and to that stated in This Deed of Trust, the Trustee undertakes, by signing This Deed, to safeguard in confidentiality any information furnished to it by the Company, to not disclose it to any other party and to not make any use thereof, unless the disclosure or use thereof is required for the purpose of fulfilling its role pursuant to the Securities Law, pursuant to the Deed of Trust, or pursuant to a court order. Without derogating from that stated above, the forwarding of the information to the Debentureholders, at the Trustee’s reasonable discretion under the circumstances, shall not be deemed a breach of the duty of confidentiality.

3.14
The Trustee shall be entitled to deposit all of the notes and documents attesting to, representing and/or defining its rights in connection with the trusteeship that is the subject of this Deed of Trust, including with respect to any property in its possession at the time, in a safe and/or in any other place that it shall choose and/or with any bank and/or with any banking auxiliary corporation and/or an attorney and/or an accountant.

3.15
The Trustee is allowed to rely on the presumption stated hereunder in clause 29 and to rely on the authenticity of the identity of an unregistered Debentureholder as delivered to the Trustee by a person whose name is listed as the empowered in a power-of-attorney, which was issued by a nominee company, insofar as the Holder’s identity is not recorded in the power-of-attorney.

3.16
Within the scope of its trusteeship, the Trustee is allowed to rely on any written document, including any written instructions, notification, request, consent or approval, which appears to have been signed or issued by any person or entity, that the Trustee believes, with bona fides, was signed or issued by it.

3.17
It is hereby clarified that the conclusion of the incumbency of the Trustee shall in no way derogate from rights, claims or allegations that the Company and/or the Series G Debentureholders might have against the Trustee, if any, the cause of which predates the last day of its incumbency as the Trustee, and this shall in no way release the Trustee from any liability pursuant to any law.

4.          Purchase of Debentures by the Company and/or by a subsidiary and/or by controlling shareholders

4.1
Subject to all provisions of the Law, the Company reserves its right to buy-back Debentures (Series G) that shall be in circulation from time to time, at any time and at any price that it shall deem fit, without adversely affecting its obligation to repay the Debentures that shall be held by others besides the Company. Debentures that shall be repurchased by the Company shall be voided and delisted from trading on the TASE, and the Company shall not be allowed to reissue them. In the event that the Debentures shall be repurchased during trading on the TASE, the Company shall apply to the TASE Clearing House to withdraw the Debenture Certificates. The Company shall file an Immediate Report about a buy-back of Debentures executed by it as stated, insofar as required by law, and shall issue written notice of this to the Trustee for the Debentures (Series G). That stated above in no way prejudices the Company’s right to execute an early redemption of the Debentures (as stated hereunder in clause 10.2).

4.2
Subject to any law, a Related Holder shall be allowed to purchase and/or to sell Debentures from time to time, on the TASE or off-the-board, including within the scope of an issue by the Company. The Debentures that shall be so held by a Related Holder shall be deemed an asset of the Related Holder, they shall not be delisted from trading on the TASE and shall be transferable like the rest of the Debentures. Regarding the convening of a Debentureholders’ meeting, the quorum and the counting of the voters during a meeting as stated, the provisions of the Second Addendum to This Deed of Trust shall apply.

4.3	That stated above in subclauses 4.1 and 4.2, per se, in no way obligates the Company, a Related Holder and/or the Debentureholders to purchase Debentures or to sell the Debentures in their possession.

5.          The Company’s covenants

5.1
The Company’s covenant to repay the Debentures is not secured by collateral. The Company covenants to pay, on the dates prescribed for this, all sums of the Principal and the interest (including the arrears interest and interest increments in respect of a rating revision and/or in respect of a breach of a financial covenant, if any shall apply) pursuant to the terms of the Debentures. The Company covenants that it shall take action for the listing of the Debentures (Series G) for trading on the TASE and shall comply with all other conditions and obligations imposed on it pursuant to the terms of the Debentures and under the terms of this Deed.

5.2
To dispel any doubt, it is hereby clarified that the Trustee is under no obligation to examine, and the Trustee, in fact, did not examine, the need for collateral to be provided to secure the payments to the Series G Debentureholders. The Trustee was not asked to conduct, and the Trustee, in fact, did not conduct an economic, accounting or legal Due Diligence examination of the business position of the Company or of its subsidiaries.  By engaging in the Deed of Trust, and by consenting to serve as the Trustee for the Series G Debentureholders, the Trustee is not expressing its opinion, whether express or implied, as to the Company’s ability to fulfill its covenants towards the Series G Debentureholders.

5.3
That stated in no way derogates from the Trustee’s obligations pursuant to any law and/or the Deed of Trust, and in no way derogates from the Trustee’s obligation (to the extent that such obligation applies to the Trustee by law) to examine the impact of changes in the Company as of the issue date and thereafter, to the extent that they could adversely affect the Company’s ability to fulfill its covenants to the Series G Debentureholders.

6.          Compliance with financial covenants

The Company covenants that, until the date of the full, final and precise clearance of the debt pursuant to the terms of the Debentures and the fulfillment of all of the rest of the Company’s covenants to the Debentureholders pursuant to This Deed of Trust and the terms of the Debentures, the ratio of net debt-to-adjusted EBITDA excluding non-recurring effects (“the Debt-to-Adjusted EBITDA Ratio”) shall not exceed 5 over two consecutive quarters.

For this purpose: “net debt” means credit from banks and financial institutions, loans from banks and financial institutions, as well as liabilities in respect of debentures less: cash and cash equivalents, short- and long-term deposits, current investments in marketable securities and receivables in respect of credit card activities; and “adjusted EBITDA” – as defined in note 5 to the Consolidated Financial Statements as of December 31, 2017 , and which shall be calculated for the 12-month period preceding the last audited annual consolidated  financial statements or the last unaudited consolidated quarterly results published by the Company, as the case may be.

6.1
The Company’s compliance with the financial covenant specified above shall be examined by the Company on a quarterly basis, according to its last audited annual consolidated financial statements or last unaudited consolidated quarterly results that the Company shall publish, on the publication date of each of these statements, as applicable (hereinafter: “the Examination Date”), for as long as the Debentures (Series G) are in circulation. The Company shall state in its annual  report (20-F) or in the unaudited consolidated quarterly results that it shall publish, whether it is complying with the financial covenant, and the outcome of calculating the financial covenant. By no later than three Business Days after the publication of the Company's audited annual consolidated financial statements or its unaudited consolidated quarterly results, the Company shall deliver a confirmation to the Trustee from the Company’s CEO or CFO about the Company’s compliance or noncompliance with the financial covenant in accordance with the financial statements or the unaudited consolidated quarterly results that were published, and the details of the  calculation of each of the financial covenants in an active Excel file and all worded to the satisfaction of the Trustee. The Trustee may rely on such confirmation and shall not be required to perform an additional examination on its behalf.

6.2	Regarding a mechanism for adjusting the interest rate that the Debentures (Series G) shall bear in respect of a breach of financial covenants, see clause 2 of Appendix A to This Deed.

7.          Restrictions on a distribution

7.1
The Company covenants that, until the date of the full, final and precise clearance of the debt pursuant to the terms of the Debentures (Series G), the Company shall be allowed to carry out a distribution (as this term is defined in the Companies Law) (hereinafter: “Distribution”), provided that the Company shall issue a confirmation to the Trustee from the Company, signed by the Company’s CEO or the Company’s CFO by no later than two Business Days after approval of the Distribution by the Company’s Board of Directors together with calculations, and all worded to the satisfaction of the Trustee, that: (a) the Distribution is a permitted distribution pursuant to the Companies Law; (b) the Company is not breaching the financial covenant specified above in clause 6, prior to the Distribution and as a result of the Distribution; (c) the Company’s equity according to its last audited consolidated annual financial statements or its last unaudited consolidated quarterly results published (prior to the distribution notice), less the sum of the Distribution, shall not diminish from NIS 750 million; (d) no cause has arisen or will arise following the said Distribution to call for immediate repayment as stated hereunder in clause 11; (e) correct to the approval date of the Distribution, there is no breach of any of the material terms of the Deed of Trust. It is clarified that that stated in this subclause (e) in no way constitutes consent by the Trustee to immaterial breaches of This Deed by the Company; (f) There is no reasonable concern that the Distribution will prevent the Company from meeting its obligations to repay the Debentures.

For the purposes of this clause 7.1 and clause 11.24 hereunder, “equity” means – the total of the Company’s equity that is attributed to the Company’s shareholders, excluding noncontrolling interests.

7.2
It should be noted that, beyond that stated above, on the date of This Deed of Trust, there are no restrictions in relation to the execution of a Distribution by the Company to its shareholders or restrictions on a buy-back of shares of the Company, except for the restrictions existing in other deeds of trust under which the Company issued debentures, as well as restrictions that exist in agreements with other financing entities.

8.         Rating

8.1
The Company shall take action, insofar as the matter is under its control, so that the Debentures shall continue to be rated throughout the entire period of the Debentures by at least one Rating Company that has been accredited by the Capital Market Commissioner. It is clarified that, insofar as the Debentures shall be rated by a number of Rating Companies, the Company shall be allowed to discontinue their rating by any of the Rating Companies, at its sole discretion, without the Trustee and/or the Debentureholders having any allegation in this regard, provided that the Debentures are rated at that time by at least one Rating Company. In the event of a replacement of the Rating Company, the Company shall publish an Immediate Report about the replacement of the Rating Company and/or the discontinuation of rating by a rating company (in both cases, even when it relates to a discontinuation or replacement of one of the rating companies) by no later than one trading day after the said discontinuation and/or replacement date. The said report shall specify the reasons for the replacement of the Rating Company and/or the discontinuation of its work. In addition, if the rating shall be terminated altogether, the Company shall forward a written and duly signed confirmation to the Trustee that specifies the reasons for the termination as stated no later than one business day from the said discontinuance.

8.2
Regarding the rating of the Debentures (Series G) and a mechanism for adjusting the interest rate that the Debentures shall bear in the event of a rating revision, and termination of rating, see clause 1 of Appendix A to This Deed. Regarding an event of immediate repayment, see section 11.18 hereunder.

9.         Negative pledge

9.1
Subject to that stated in this Deed of Trust, the Company shall be allowed to pledge all or a portion of its assets, in any way whatsoever, in favor of any party that it shall deem fit, without any restriction and at any rank, including to secure debentures (or series of debentures) that it shall issue, or to secure other liabilities, without needing any consent from the Trustee and/or from the Debentureholders. Furthermore, subject to the provisions of this Deed of Trust, the Company shall be allowed to sell, lease, deliver or transfer in any other manner, its assets, in whole or in part, in any manner whatsoever, to any party that it shall deem fit, without needing any consent of the Trustee and/or of the Debentureholders.

9.2
Notwithstanding that stated above in clause 9.1, the Company covenants that, as long as the Debentures (Series G) have not been repaid in full, the Company shall not create floating liens on all of its assets and all of its rights, whether existing or future, in favor of any third party, to secure any debt or any undertaking (hereinafter in this clause 9.2: “Covenant to Not Create Floating Liens”), unless it shall implement one of the following alternatives:

9.2.1
it shall obtain in advance the consent of the Series G Debentureholders to create the lien in favor of the third party. Such resolution shall be passed by a Holders’ meeting attended by Holders of at least fifty percent (50%) of the balance of the par value of the Debentures (Series G) in circulation on the record date for the meeting, or in an adjourned meeting of this meeting attended by Holders of at least twenty percent (20%) of the said balance, and which was passed (whether during the original meeting or during the adjourned meeting) by a majority of at least sixty-six point sixty-six percent (66.66%) of all votes of those participating in the vote, excluding abstentions;

9.2.2
simultaneously with the creation of the floating lien in favor of the third party, it shall create a floating lien at the same ranking in favor of the Series G Debentureholders, pari passu, according to the debt ratio, to secure the outstanding balance of the debt to the Holders, and this lien shall remain in effect for as long as the Debentures have not been repaid in full. The Company shall deliver to the Trustee, inter alia, an attorney’s confirmation whereby the lien that the Company intends to create in favor of the Debentureholders as stated complies with the condition stated in this clause.

9.3
To dispel any doubt, it is hereby clarified that the choice of either of the possibilities stated above in this clause 9.2 is at the Company’s sole discretion, but the Company shall deliver notice of this to the Trustee at least 10 business days before implementing the alternative that it chose and will publish this in an Immediate Report on the date of the notice to the Trustee.

9.4	Correct to the signing date of This Deed, there is no floating lien on all of the Company’s assets in favor of any third party.

9.5
Notwithstanding that stated above in clause 9.2, it is clarified that the negative pledge covenant regarding floating liens shall not apply to a floating lien on all of the Company’s assets, which was created by virtue of a specific law or pursuant to regulatory requirements and pursuant to their conditions and the Company shall record a current floating charge in the Trustee's name in favor of the Debentureholders, unless the specific law or said regulatory requirements forbid this and in such case a legal opinion in the matter shall be provided to the satisfaction of the Trustee .

9.6
Whenever the Company shall create a lien in favor of the Holders as stated above in subclause 9.2.2,  and at issue is a lien requiring registration in the register of liens being managed by the Registrar of Companies (or in any other register as required by law) for the purpose of improving it, the lien shall be considered duly registered only after the Company has issued to the Trustee: (a) notification of details of mortgages and liens (Form 10), attaching the lien instrument, being signed and stamped with an original “Received”/ Submitted for Examination” stamp of the office of the Registrar of Companies, and dated no later than 14 days after the date the lien instrument was created and after the date of the document that creates the lien; (b) an original or certified copy of the lien registration certificate in favor of the Trustee; (c) the Company’s attestation signed by the Company’s CEO and/or a senior officer of the Company regarding the absence of conflicting and/or contrary commitments to any third party for the creation of liens in favor of the Trustee, and that all approvals have been received in the Company in relation to the creation of the lien as stated; (d) legal opinion of a lawyer that the lien is valid, legal and enforceable and exercisable, in a version to the satisfaction of the Trustee. Once a year, on the 31st of December, the Company shall issue an attestation to the Trustee as stated in subsection (c) above, as well as an updated lawyer's opinion confirming the validity of the lien. For the purposes of this clause 9:

9.6.1
“Balance of the debt” of the Debentures (Series G) is the balance of the Principal plus the accrued interest (including any additional interest and including additional arrears interest as relevant) on the relevant date.

9.6.2
“Lien exercise date” – the date on which a resolution was  passed by a meeting of the Debentureholders to call for the immediate repayment of the Debentures and/or to exercise collateral, and/or the date on which the Trustee called for the immediate repayment of the Debentures, and/or the date on which a court ruling was issued to appoint a temporary receiver for the purpose of exercising collateral, insofar as any were issued, whichever is earlier.

10.       Early redemption

Early redemption at the initiative of the TASE

10.1
In the event that the TASE shall decide to delist the Debentures (Series G) in circulation from trading because the value of the public's holdings of the Debentures has fallen below the sum prescribed in the TASE regulations and directives regarding delisting of debentures, the Company shall execute an early redemption of the Debentures. In such instance, the Company shall act as follows:

(a)
Within forty-five (45) days of the date of the resolution by the TASE Board of Directors regarding the delisting as stated, the Company shall announce an early redemption date on which the Debentureholders may redeem them. The announcement of the early redemption date shall be published in an Immediate Report that shall be sent to the Israel Securities Authority and to the TASE and in two daily newspapers circulated in Israel in the Hebrew language.

(b)
The early redemption date in relation to the Debentures (Series G) shall be at least seventeen (17) days after the publication date of the announcement and not later than forty-five (45) days after the aforesaid date, but not during the period between the record date for a payment of interest and the actual payment date thereof.

(c)
On the early redemption date, the Company shall redeem the Debentures (Series G) that the Holders thereof requested to redeem. The consideration of the redemption shall not be less than the total par value of the Debentures, plus the accrued interest (the adjusted value of the Debentures) up until the actual payment date, as prescribed in the terms of the Debentures.

(d)
The determination of an early redemption date as stated above shall in no way prejudice the redemption rights prescribed in the Debentures (Series G) of any of the Debentureholders that shall not redeem them on the early redemption date as stated above, but the Debentures as stated shall be delisted from trading on the TASE and, inter alia, the tax implications deriving from this shall apply to them.

(e)
An early redemption of the Debentures (Series G) as stated above shall not vest any Holder who held the Debentures that shall be redeemed as stated, the right to a payment of interest in respect of the period subsequent to the redemption date.

Early redemption at the initiative of the Company

10.2
The Company shall be allowed, at its sole discretion, to call for an early redemption of the Debentures as of sixty (60) days after the listing date of the Debentures for trading and, in such instance, the following provisions shall apply, all being subject to the directives of the Israel Securities Authority and the provisions of the TASE Regulations and the directives by virtue thereof, as they shall be on the relevant date.

(a)	The frequency of the early redemptions shall not exceed one redemption per quarter.

(b)
If an early redemption is scheduled during a quarter when an interest payment or a partial redemption payment or a final redemption payment is also scheduled, then the early redemption shall be executed on the payment date so scheduled.

For this purpose, “quarter” means any of the following periods: January through March, April through June, July through September, October through December.

(c)
The minimum volume of any early redemption shall not be less than NIS 1 million. Notwithstanding that stated above, the Company may execute an early redemption at a volume lower than NIS 1 million, provided that the frequency of the redemptions shall not exceed one redemption per annum.

(d)	Any sum that shall be repaid in an early repayment by the Company shall be paid relative to all of the Debentureholders in a pro rata allocation, according to the par value of the held Debentures.

(e)
Upon the passing of a resolution by the Company’s Board of Directors regarding the execution of an early redemption as stated above, the Company shall publish an Immediate Report about the execution of an early redemption to the Debentureholders, with a copy to the Trustee. The early redemption date shall be specified in the Immediate Report and shall be not earlier than seventeen (17) days and not later than forty-five (45) days after the date of the report as stated.

(f)	The early redemption date shall not be during the period between the record date for a payment of interest in respect of the Debentures and the actual payment date of the interest.

(g)
The Company shall announce in the aforesaid Immediate Report the sum of the Principal that shall be repaid in the early redemption and the interest that accrued in respect of the said sum of the Principal up until the early redemption date, according to that stated hereunder. On the date of a partial early redemption, the Company shall pay to the Debentureholders the interest that accrued only for that portion being redeemed by way of partial redemption and not for the entire outstanding balance.

(h)
An early redemption for a portion of the series of Debentures shall not be executed if the sum of the last redemption shall be less than NIS 3.2 million. On a partial early redemption date, if any, the Company shall announce in an Immediate Report: (1) the ratio of the partial redemption in terms of the outstanding balance; (2) the ratio of the partial redemption in terms of the original series; (3) the interest rate to be paid on the portion being redeemed in the partial redemption; (4)  the interest rate to be paid in the partial redemption, calculated in terms of the outstanding balance ; (5) an update about the ratios of the remaining partial redemptions, in terms of the original series; and (6) the record date for entitlement to receive the early redemption of the Debenture Principal, which shall be six (6) days prior to the date scheduled for the early redemption. In the event of an additional interest payment due to early redemption, the additional interest shall be paid on the par value that was redeemed at the early redemption only.

(i)
The sum that shall be paid to the Debenture holders in the event of an early redemption at the Company’s initiative, shall be the higher of the following sums: (1) the market value of the balance of the Debentures being redeemed in an early redemption, which shall be determined according to the average closing price of the Debentures during the thirty (30) Trading Days preceding the Board of Directors’ resolution regarding the execution of the early redemption and, in the event that the early redemption is being executed on the record date for an interest payment, the sum equal to the sum of the interest being paid on that date in respect of that Debenture shall be deducted from the average value of the Debenture as stated; (2) the liability value of the Debentures in circulation that are intended for early redemption; i.e., Principal plus interest up until the actual date of the early redemption; (3) the balance of the cash flow of the Debentures intended for early redemption (Principal plus interest) being capitalized according to the yield on the government bond (as this term is defined hereunder), plus interest at the rate of 1% per annum. The capitalization of the Debentures intended for early redemption shall be calculated as of the date of the early redemption and until the last repayment date prescribed in relation to the Debentures intended for early redemption. Insofar as a sum shall be paid to the Debentureholders, the addition that shall exceed the liability value shall be paid as interest. Insofar as the early redemption is executed in accordance with the provisions of subclause (1) or subclause (3), then the difference between the sum payable in accordance with the said clauses and the liability value shall be deemed to be interest.

In this regard: “the yield on the government bond” means, the average weighted (gross) yield to maturity, during a period of seven Business Days, ending two Business Days before the date of the announcement of the early redemption, of two series of unlinked government bonds bearing interest at a fixed rate and with an average duration that is the most similar to the average duration of the Debentures (Series G) on the relevant date. In other words, one  series with the closest average duration above the average duration of the Debentures (Series G) on the relevant date, and one  series with the closest average duration below the average duration of the Debentures (Series G) on the relevant date, the weighting of which shall reflect the average duration of the Debentures on the relevant date.

For example: if the average duration of government bond A is 4 years, the average duration of government bond B is 2 years and the average duration of the balance of the loan is 3.5 years, the yield shall be calculated as follows:

4x + 21(1-x) – 3.5

x = weight of the yield on government bond A

1-x = weight of the yield on government bond B

According to the above calculation, the annual yield on government bond A shall be weighted at the ratio of seventy-five percent of “the yield” and the annual yield on government bond B shall be weighted at the ratio of twenty-five percent of “the yield.”

No later than two Business Days after the Company's Board of Directors resolves to execute the early redemption, the Company will transfer to the Trustee a confirmation signed by the senior financial officer regarding the early redemption, together with the calculations on the basis of which the early redemption amount is determined, all to the satisfaction of the Trustee.

11.       Immediate repayment and/or exercise of collateral (insofar as issued)

Upon the occurrence of one or more of the circumstances specified hereunder, the Trustee and the Debentureholders shall be allowed to call for the immediate repayment of the outstanding balance of the Debentures and/or to exercise collateral (insofar as any were issued to secure the Company’s covenants to the Holders pursuant to clause 9 above):

11.1
if the Company did not pay the Debenture holders on a due date any of the payments in which it is liable under the Debentures or the Deed of Trust and the Company has not rectified the breach within 7 days or if any other material covenant to the Holders is not fulfilled, and the Trustee had issued notice to the Company to rectify the breach and the Company failed to rectify the breach as stated within 7 days of the issue of the notice;

11.2
if the Company fails to publish financial statements that it is obligated to publish pursuant to any law or in accordance with the provisions of This Deed, within 30 days of the deadline for publishing them;

11.3	if the Debentures are delisted from trading on the TASE;

11.4
if the Company has passed a resolution to voluntarily liquidate the Company (apart from  liquidation as a result of a merger with another company, subject to the provisions hereunder in clause 11.25) or if a permanent and final liquidation order is issued to the Company by the court, or if a permanent liquidator is appointed to the Company;

11.5
if a temporary liquidation order is issued by the court or if a temporary liquidator is appointed to the Company, or if any judicial ruling of a similar nature is issued and the order or resolution as stated are not rejected or rescinded within 45 days of the date of issue of the order or the ruling, as the case may be. Notwithstanding that stated, the Company shall not be granted any rectification period whatsoever in relation to applications or orders submitted or issued, as the case may be, by the Company or with its consent;

11.6
if an attachment is imposed on all or a portion of the Company’s assets or if any execution operation is carried out against such assets, and the attachment is not removed, or the action is not rescinded, as the case may be, within forty-five (45) days of its imposition or execution, as the case may be. Notwithstanding that stated, the Company shall not be granted any rectification period whatsoever in relation to applications or orders submitted or issued, as the case may be, by the Company or with its consent;

11.7
if an application is filed for a receivership or for the appointment of a receiver (temporary or permanent) over the Company or over all or a portion of the Company’s assets, or if an order to appoint a temporary receiver is issued – which are not rejected or rescinded within 45 days of their filing or issue date, as the case may be, or if an order to appoint a permanent receiver over all or most of the Company’s assets is issued. Notwithstanding that stated, the Company shall not be granted any rectification period whatsoever in relation to applications or orders submitted or issued, as the case may be, by the Company or with its consent;

11.8
if the Company files an application with the court for a stay of proceedings or if a stay of proceedings order is issued to the Company, or if the Company files an application for a compromise settlement or arrangement with its creditors pursuant to section 350 of the Companies Law (except for the purpose of a merger with another company and/or of restructuring of the Company, including a split that is not prohibited according to This Deed of Trust, and excluding arrangements between the Company and its shareholders that are not prohibited pursuant to the terms of This Deed and that are not such as could affect the Company’s ability to repay the Debentures (Series G)), or if the Company proposes a compromise or arrangement as stated in some other way to its creditors, due to the Company’s inability to fulfill its obligations in a timely manner; or if an application pursuant to section 350 of the Companies Law is filed against the Company (and not with its consent), which is not rejected or rescinded within 45 days of the filing date;

11.9
if the TASE suspends trading of the Debentures (Series G), apart from a suspension on the grounds of the creation of uncertainty, as specified in the fourth part of the TASE Regulations, and the suspension is not cancelled within 60 days;

11.10	if the Company discontinues, or announces its intention to discontinue its payments;

11.11
if the Company is dissolved or written off for any reason whatsoever, apart from a write-off for the purposes of a merger with another company, subject to that stated above in clause 11.4 and hereunder in clause 11.25;

11.12
if a material deterioration occurs in the Company’s businesses compared to their position on the issue date and there is a substantive concern that the Company might not be able to repay the Debentures on their due dates;

11.13	if there is a substantive concern that the Company might not fulfill its material covenants to the Debenture holders;

11.14	if the Company discontinues or announces its intention to cease conducting its businesses as they shall be from time to time;

11.15
if a fundamental breach of the terms of the Debentures or the Deed of Trust is committed, including if it becomes evident that any of the Company’s material representations in the Debenture or in the Deed of Trust are incorrect or incomplete and, in the event that at issue is a rectifiable breach – the breach is not rectified within 14 days of the date of receipt of the notice of the breach from the Trustee, during which the Company must take action to rectify the breach;

11.16
if the Company fails to comply for a period of two consecutive quarters with the financial covenant specified above in clause 6 for two consecutive quarters. In the event that the Company issues a restatement of its financial statements and fails to comply with a financial covenant as a result of the restatement, then the date of the restatement shall be deemed the date on which the Company initially failed to comply with the financial covenant;

11.17
if the Debentures shall cease to be rated by a Rating Company for a period exceeding 60 consecutive days, for reasons or circumstances that are under the Company’s control. In this regard, “circumstances that are under the Company’s control” means, inter alia, a failure to render payments to the Rating Company that the Company undertook to pay to it and a failure to deliver reports and information that are required by a Rating Company within the scope of the engagement between the Company and the Rating Company. To dispel any doubt, it is clarified that, as long as the Debentures are rated by one Rating Company, the discontinuance of a rating by another Rating Company shall not constitute cause to call for immediate repayment;

11.18
if the rating of the Debentures shall be revised by the Rating Company that is rating the Debentures (other than as a result of a change in the Rating Company’s rating scales) so that the rating assigned to the Debentures shall be lower than  BBB- (BBB minus) according to Maalot’s rating, or below the parallel rating of another Rating Company, insofar as it shall replace the existing Rating Company, for a period exceeding 30 days. If the Debentures have been rated by more than one Rating Company, then, for the purposes of this subclause, the rating to be taken into account is the lowest rating from among the ratings. To dispel any doubt, it is clarified that a change in the rating outlook of the Debentures and/or the inclusion of the series of the Debentures on the credit watch list by the Rating Company are not considered a downward revision for the purposes of this subclause.

11.19	if the Company breaches any of its negative-pledge covenants to not create floating liens on all of its assets and on all of its rights as specified above in clause 9;

11.20	if the Company carries out a distribution (as defined in the Companies Law), that does not comply with the condition stated above in clause 7;

11.21	if the Company carries out a series expansion in a manner that does not comply with the Company’s covenants pursuant to clause 2.4.2 above;

11.22
if a debt of the Company to banking entities and/or financial institution/s at a sum that shall not be less than NIS 150 million or a sum equal to 10% of the balance sheet, the lower of the two or a number of such debts at a cumulative sum of not less than NIS 150 million or a sum equal to 10% of the balance sheet, the lower of the two (provided that if the debts are cumulative, that all were called for immediate repayment during a period of 12 months) (hereinafter in this clause: “material debt”) is called for immediate repayment (other than at the Company’s initiative), provided that the demand for immediate repayment as stated is not withdrawn and/or the Company failed to repay the material debt within 30 days of the date of the demand for immediate repayment. It is clarified in this regard that non-recourse loans shall not be deemed a material debt.

11.23
if another series of debentures issued by the Company and listed for trading on the TASE or issued in a series to institutional entities and registered in the institutional sequence is called for immediate repayment (not at the Company's initiative.

11.24
if the Company's shareholders’ equity (as defined above in clause 7.1), according to the audited annual financial statements or the unaudited consolidated quarterly results of the Company, fell below NIS 600 million over a period of two consecutive quarters.

11.25
if a merger is carried out without obtaining the prior approval of the Series G Debentureholders, unless the receiving entity declares to the Debentureholders, including through the Trustee, at least ten (10) Business Days prior to the merger date, that no reasonable concern exists that the surviving entity shall be unable to fulfill its covenants to the Holders, as a result of the merger;

for the purposes of this clause: “merger” is as defined in the Companies Law.

11.26
if the Company itself and/or through corporations held by it  cease to operate in the communications segment so that most of the Company's activity itself and/or through corporations it holds will not be in the communications segment and/or to hold a license for the provision of cellular communications services for a period exceeding 60 (sixty) days;

11.27	if the Company ceases to be a reporting corporation, as this term is defined in the Securities Law;

11.28	if a sale of most of the Company’s assets was executed, except for a sale to a corporation in which the Company holds at least 90% of its issued share capital (in full concatenation);

11.29
in the event that a “ going concern” comment is recorded in the Company’s financial statements and the comment was not removed by the end of the quarter following the quarter in which the said “going concern” comment was recorded.

To dispel any doubt, it is clarified that the right to call for immediate repayment as stated above and/or the calling for immediate repayment in no way derogates from or prejudices any other or additional relief available to the Debentureholders or to the Trustee pursuant to the terms of the Debentures and the provisions of This Deed or by law, and not calling the debt for immediate repayment upon the occurrence of any of the circumstances specified above in clause 11 shall not constitute any waiver of the rights of the Debentureholders or of the Trustee as stated.

For the purposes of this clause, “most of the Company’s assets” means an asset and/or a combination of a number of assets whose value and/or aggregate value (as the case may be) in the Company’s last audited consolidated annual financial statements, or in the last unaudited consolidated quarterly results published prior to the occurrence of the relevant event, exceeds 50% of the value of the Company’s assets in its consolidated financial statements.

12.       Upon the occurrence of any of the circumstances specified in clause 11 of This Deed and pursuant to the provisions specified therein, inclusive of subclauses therein:

12.1
The Trustee shall be obligated to summon a Series G Debentureholders’ meeting, which shall convene twenty-one (21) days after the date of the summons (or within a shorter timeframe pursuant to the provisions of clause 12.6 hereunder), the agenda of which shall be a resolution regarding the calling for the immediate repayment of the entire outstanding balance of the Debentures (Series G) and/or an exercise of collateral (if any were issued), due to the occurrence of any of the circumstances specified above in clause 11.

12.2
A resolution of the Holders to call the Debentures (Series G) for immediate repayment and/or to exercise collateral (if any were issued) as stated above shall be passed during a Holders’ meeting attended by Holders, either personally or by proxy, of at least fifty percent (50%) of the balance of the par value of the Debentures (Series G) in circulation on the date scheduled for such a meeting, by a majority of the Holders of the balance of the par value of the Debentures (Series G) being represented during the voting, or by a majority as stated during a deferred Holders’ meeting attended by Holders of at least twenty percent (20%) of such balance.

12.3
In the instance whereby any of the circumstances specified above in clause 11 of This Deed are not rescinded or removed by the convening date of the meeting, and a resolution was passed during the Debentureholders’ meeting as stated pursuant to the above clause 12.2, the Trustee shall be obligated  to immediately call for the immediate repayment of the entire outstanding balance of the Debentures (Series G) and/or to exercise collateral (if any were issued).

12.4
The Trustee or the Holders shall not call the Debentures (Series G) for immediate repayment and shall not exercise collateral (if any were issued), as stated above in this clause 12, unless a written warning of their intention to do so had been delivered to the Company 15 days prior to calling for the immediate repayment of the Debentures (Series G) or prior to exercise of collateral; however, the Trustee or the Debentureholders are not obligated to deliver such notice to the Company if there is a reasonable concern that delivery of the warning might jeopardize the possibility of calling the Debentures for immediate repayment and/or of exercising collateral (if any were issued). A copy of the announcement of the summoning of the meeting as stated that shall be sent to the Company by the Trustee immediately upon publishing the announcement or publicizing the summoning of the meeting through the “Magna” system shall constitute prior written warning to the Company of the Trustee’s intention to take action as stated.

12.5
If any of the subclauses of clause 11 above specify a timeframe during which the Company may perform an action or pass a resolution that will result in elimination of the cause for calling for immediate repayment or for exercising collateral, then the Trustee or the Holders may call the Debentures (Series G) for immediate repayment as stated above in clause 11 only if the specified timeframe has elapsed and the cause has not been eliminated; however, the Trustee may shorten the timeframe specified in the Deed of Trust if the Trustee shall be of the opinion that this might materially jeopardize the Holders’ rights.

12.6
The Trustee may, at its discretion, shorten the counting of the 21 days specified (above in clause 12.1) and/or the 15-day warning specified (above in clause 12.4) in the instance whereby the Trustee shall be of the opinion that any delay in convening the meeting is liable to jeopardize the rights of the Series G Debentureholders.

12.7
Notwithstanding that stated above in this clause 12, in the event that the Company shall sent a written request to the Trustee to appoint an urgent representation, then the parties shall act in conformance with the provisions specified in the Third Addendum to the Deed of Trust when a reasonable concern exists for an anticipated breach.

13.       Lawsuits and Proceedings by the Trustee

13.1
In addition to any other provision in This Deed and as its right and independent authority, the Trustee may, at its discretion, and by issuing written notice to the Company 7 days in advance, to the extent possible under the particular circumstances, implement all those proceedings, including legal proceedings against the Company as the Trustee shall deem fit, subject to all statutory provisions, for the purpose of enforcing the Company’s covenants pursuant to the Deed of Trust and for the purpose of protecting the rights of the Series G Debentureholders pursuant to This Deed of Trust. Notwithstanding that stated above, the Trustee has a right to shorten the timeframe of the prior notice or even to not give notice at all if the Trustee is of the option that any delay in instituting proceedings as stated jeopardizes the rights of the Series G Debentureholders.

13.2
The Trustee shall be obligated to act as stated above in clause 13.1 if the Trustee shall be required to do so by an ordinary resolution passed during a general meeting of the Series G Debentureholders, unless the Trustee has deemed that, under the circumstances, it would be unjust and/or unreasonable to do so, and applied to the appropriate court for receipt of orders in that regard at the first reasonable date, even before the Debentures are called for immediate repayment.

13.3
Prior to instituting proceedings as stated above, the Trustee may convene a meeting of the Series G Debentureholders to pass an ordinary resolution regarding which proceedings to institute for the purpose of exercising their rights pursuant to This Deed. The Trustee shall also be allowed to reconvene Debentureholders’ meetings for the purpose of obtaining instructions in relation to the conducting of such proceedings. In such instances, the Trustee shall take action without delay and at the earliest reasonable opportunity (subject to the provisions of the Second Addendum to This Deed regarding the convening of Holders’ meetings).

13.4
The Trustee may, at its sole discretion, delay the execution of any act by it under This Deed of Trust, for the purpose of applying to a meeting of the Debentureholders (Series G) and/or to the Court until it receives instructions from the Debentureholders’ (Series G) meeting and/or the Court about how the Trustee should act. To dispel any doubt, it is clarified that the Trustee is not allowed to delay a calling for immediate repayment that was decided by a meeting of the  Debentureholders (Series G) pursuant to clause 12.1 above, unless the circumstance in respect whereof the resolution was passed to call for immediate repayment was rectified or removed and/or if the delay is unlikely to prejudice the Holders’ rights. It is clarified that that stated in no way releases the Trustee from taking urgent action that is needed for the purpose of preventing a material adverse impact on the rights of the Debentureholders (Series G).

13.5
Subject to the provisions of This Deed, the Trustee is allowed, but not obligated, to convene a general meeting of the Series G Debentureholders at any time in order to discuss and/or receive its instructions in relation to any matter pertaining to This Deed of Trust.

13.6
To dispel any doubt, it is hereby clarified that none of the provisions specified above in any way prejudice and/or derogate from the Trustee’s right, which is vested it herewith, to apply, at its sole discretion, to judicial levels, also before the Debentures (Series G) are called for immediate repayment, for the purpose of the issue of any order in relation to the trusteeship’s affairs.

14.       Trusteeship on the receipts; Prioritization of creditors

All monies that shall be held from time to time by the Trustee (excluding its fee and the payment of any debt to it), in any way whatsoever, including, but not limited to, as a result of the calling of the Debentures (Series G) for immediate repayment and/or as a result of proceedings that it shall institute, if any, against the Company, shall be held by the Trustee in trust and shall be used by the Trustee for the following purposes and according to the following order of priority:

First – for the clearance of the expenses, payments, levies and liabilities incurred by the Trustee, imposed on it, or caused due to or as a result of actions during the execution of the trust or in some other manner in relation to the terms of This Deed, including its fee (provided that it shall not receive double payment, both from the Company and from the Debentureholders); secondly – in order to pay any other sum pursuant to the indemnity undertaking (as this term is defined in clause 26 of the Deed); thirdly – to pay Holders that bore payments pursuant to clause 26 of the Deed;

The balance shall be used, unless decided otherwise in advance by a special resolution of a meeting of the Series G Debentureholders, for purposes according to the following order of priority: (a) firstly – to pay the Series G Debentureholders the arrears interest that is due to them pursuant to the terms of the Debentures (Series G) pari passu and via a pro rata allocation of the total interest in arrears that is due to each of them, without any preference or right of priority regarding any thereof; (b) secondly, to pay the Series G Debentureholders the arrears in Principal that are due to them pursuant to the terms of the Debentures (Series G) pari passu and via a pro rata allocation of the total interest and/or Principal that is due to each of them, without any preference or right of priority regarding any thereof; (c) thirdly – in order to pay the Series G Debentureholders the sums of the interest that are due to them pursuant to the Debentures held by them, pari passu, for which the payment due date has not yet arrived and via a pro rata allocation of the sums that are due to them, without any preference in relation to a temporal precedence of the issue of the Debentures (Series G) by the Company or in any other manner; (d) fourthly – in order to pay the Series G Debentureholders the sums of the Principal that are due to them pursuant to the Debentures (Series G) held by them, pari passu, and this, whether or not the payment due dates of the sums of the Principal have arrived, and via a pro rata allocation of the sums that are due to them, without any preference in relation to a temporal precedence of the issue of the Debentures (Series G) by the Company or in any other manner; (e) and fifth – the surplus, if any, the Trustee shall pay to the Company or its alternates, as the case may be. The payment of the sums by the Trustee to the Debentureholders is subject to the provisions of the Law.

Tax at source shall be deducted from the payments to the Series G Debentureholders, insofar as a statutory obligation to deduct such tax is in effect.

Receipts that shall be received by the Trustee from the Company in respect of payments paid by the Holders when the Company had been obligated to pay them shall be used to reimburse the Debentureholders that bore those payments.

15.       Power to delay a distribution of monies

15.1
Notwithstanding that stated above in clause 14, if the monetary sum that shall be received as a result of the institution of the proceedings stated above in clause 14, and which shall be distributable at any time to the Series G Debentureholders, as stated above, shall be less than NIS 1 million, the Trustee shall not be obligated to distribute it, and shall be allowed to invest the said sum, in whole or in part, in investments permitted pursuant to clause 20 of This Deed.

15.2
As soon as the aforesaid investments, inclusive of the profits thereof, coupled with the additional monies that the Trustee shall receive for the purpose of paying them to the Series G Debentureholders, if any, shall reach a total sufficient to pay the aforesaid sum, the Trustee shall be obligated to use the said sum according to the order of priority specified above in clause 14 and to distribute the said sum to the Series G Debentureholders on the next payment date of Principal or interest, or after three months, according to the earlier date.

15.3
Notwithstanding that stated in this clause, the Series G Debentureholders are allowed, by ordinary resolution to be passed by them, to instruct the Trustee to pay them the sums received by the Trustee and available for distribution as stated above in clause 14, even if the total of such sums is less than NIS one million, all being subject to the order of priority specified above in clause 14.

16.       Notice of a distribution and deposit with the Trustee

16.1
The Trustee shall notify the Series G Debentureholders of the date and venue where any of the payments referred to above in clauses 14 and 15 of the Deed shall be paid, this by prior notice of 14 days, which shall be delivered in the manner prescribed in clause 27 of the Deed.

16.2
Subsequent to the date specified in the notice, the Series G Debentureholders shall be entitled to interest in respect thereof, according to the rate prescribed in the Debentures of the same series, solely on the balance of the sum of the Principal (if any), after deducting the sum paid or offered to be paid to them as stated.

17.       Prevention from payment for a reason not dependent upon the Company

17.1
Any sum due to a Series G Debentureholder, which was not actually paid by the date specified for the payment thereof, for a reason not dependent upon the Company, while the Company had been prepared and able to pay it on time and in full (“the Prevention”), shall cease to bear interest as of the said date, and the said Holder shall be entitled solely to those sums to which it had been entitled on the date specified for the payment of that payment on account of the Principal and/or the interest (as the case may be).

17.2
If a sum as stated is not paid within seven (7) days of the date specified for the payment thereof, the Company shall transfer that sum to the Trustee on the eighth (8) day after the date specified for the payment (and if this is not a Business Day, then on the next Business Day), and the Trustee shall hold the sum in trust for the Debentureholder, and the transfer of the sum to the Trustee as stated shall be deemed payment of that sum to this Holder, subject to that stated hereunder in clause 17.3. If the said sum is the final payment, the deposit of that sum with the Trustee in trust shall be deemed redemption of the said Debentures, subject to that stated hereunder in clause 17.3. The Trustee shall deposit in the bank any sum that shall be held by it in trust for the Holders in permitted investments pursuant to clause 20 of This Deed of Trust. After the Trustee receives notice from the Holder of the removal of the Prevention, the Trustee shall transfer the monies to the Holder that accumulated in respect of the deposit and those deriving from realization of the investment thereof, after deducting the reasonable expenses relating to the said investment and the management of the trust account, the reasonable commissions and after deducting the compulsory payments applicable to the trust account. The payment shall be made against the presentation of those proofs of the Holder’s entitlement to receive them, that shall be acceptable to the Trustee.

17.3
At the end of one year after the final repayment date of the Debentures (Series G), the Trustee shall transfer the sums that accumulated in its trust to the Company (including the profits deriving from the investment thereof), less its expenses, and the Company shall hold these sums in trust and shall invest them in investments permitted pursuant to clause 20 of the Deed of Trust for the Holder until the end of seven (7) years after the final repayment date of the Debentures (Series G) and shall not make any use thereof during this period. In relation to any matter pertaining to sums to be transferred to the Company by the Trustee as stated above, that stated above in this clause 17 shall apply, mutatis mutandis. Subsequent to the transfer of the sums to the Company, the Trustee shall not owe the Series G Debentureholders any payment in respect of the sums that had been held by it as stated.

17.4
The Company shall acknowledge in writing to the Trustee the transfer of the said sums to it and the matter of the acceptance thereof in trust for the Series G Debentureholders as stated, and shall undertake to indemnify the Trustee in respect of damage of any kind whatsoever that might be caused to it in respect of the transfer of the monies as stated, provided that it had acted reasonably and had not acted with mala fides and/or maliciously and/or with gross negligence. Monies as stated that shall not be demanded from the Company by a Series G Debentureholder by the end of seven (7) years after the final repayment date of the Debentures of that series shall be transferred to the ownership of the Company and this subject to the Company sending notice to the said holders with respect to the said monies and after 30 days from the date of the notice, insofar that the monies were not collected by the said holders, the Company shall be allowed to use the monies remaining for any purpose whatsoever.

18.       Payment acknowledgement from the Debentureholders

18.1
A payment acknowledgement from a Series G Debentureholder, or supporting documentation from the TASE member that is transferring the sum, of the execution of the transfer or of execution of the transfer through the TASE Clearing House in respect of sums of the Principal and the interest, which were paid to it by the Trustee in respect of the Series G Debenture, shall release the Trustee by way of absolute release in relation to any matter pertaining to the payment of the sums stipulated in the payment acknowledgement.

18.2
A payment acknowledgement from the Trustee of a deposit of the sums of the Principal and the interest with the Trustee in favor of the Debentureholders shall release the Company by way of absolute release in relation to any matter pertaining to the payment of the sums stipulated in the payment acknowledgement.

18.3	Monies distributed as stated in clause 17 of the Deed shall be deemed payment on account of the repayment of the Debentures (Series G).

19.       Presentation of Debentures to the Trustee and recording in relation to a partial payment in the event that the Debentures are not traded on the TASE

19.1
At the time of any payment of interest or partial payment of Principal or interest, the Trustee shall be allowed to demand that Debentureholders present the Debenture Certificate to the Trustee in respect whereof the payments are being paid.

19.2	The Trustee shall be allowed to record a remark on the Debenture Certificate concerning the sums paid as stated above, and the payment dates thereof.

19.3
The Trustee shall be allowed, in any special case, at its discretion, to waive the presentation of the Debenture Certificate, after the Debentureholder has issued a letter of indemnity and/or sufficient surety to the Trustee, to the Trustee’s satisfaction, in respect of damages that are liable to be caused due to such remark not being recorded, all as the Trustee shall deem fit.

19.4	Notwithstanding that stated above, the Trustee shall be allowed, at its discretion, to keep records in any other manner regarding such partial payments.

20.       Investment of monies

All monies that the Trustee may invest pursuant to This Deed of Trust shall be invested by the Trustee in a bank/banks in Israel assigned a rating of ilAA and higher by Maalot or a corresponding rating by another Rating Company, in government bonds of the State of Israel or in daily bank deposits, under its name or to its order, and this, as it shall deem fit.

If the Trustee did so, it shall not be obligated to Entitled Parties in respect of those sums, apart from the proceeds that shall be received from realization of the investments, after deducting its fee and expenses, commissions and expenses relating to the said investment and to the management of the trust accounts, the commissions, and after deducting the compulsory payments applicable to the trust account, and the Trustee shall act with the balance of the monies as stated pursuant to the provisions of the clauses 14 and/or 15 above, as the case may be.

21.       The Company’s covenants to the Trustee; reports

The Company hereby covenants to the Trustee, until the full, final and precise clearance of the debt pursuant to the terms of the Debentures and the fulfillment of all of the rest of the Company’s covenants to the Debentureholders, as follows:

21.1	to be diligent about conducting the Company’s businesses in an orderly proper and efficient manner;

21.2	to register the Debentures for trading on the TASE;

21.3	Reports:

21.3.1
to notify the Trustee in writing as soon as possible and by no later than two (2) Business Days of the occurrence of any of the circumstances specified in clause 11 of This Deed or about any substantive information known by the Company that such circumstance is about to transpire, without taking into account the rectification periods specified in clause 11, if any;

21.3.2	to notify the Trustee in writing as soon as possible, no later than 2 business days, about any change in its name and/or address;

21.3.3
for as long as This Deed is in effect and by no later than fourteen (14) Business Days after the Trustee’s request, the Company shall issue a detailed written confirmation to the Trustee, signed by the Company’s CEO or by the Company’s CFO, regarding the Company’s compliance with the financial covenant specified above in clause 6. The Trustee shall rely on the Company’s confirmation and shall not be required to perform any additional examination on its behalf;

21.3.4
for as long as This Deed is in effect and by no later than ten (10) Business Days after the publication of the annual financial statements or the unaudited consolidated quarterly results of the Company, the Company shall issue a confirmation to the Trustee, signed by the Company’s CEO, that,  during the period from the date of the Deed and/or from the date of the previous confirmation delivered to the Trustee, whichever is later, and until the date of issue of the confirmation, no material breach of This Deed or of the terms of the Debentures exists on the part of the Company, unless otherwise expressly stated therein. It is clarified that that stated in this subclause in no way constitutes consent on the Trustee’s part to immaterial breaches of This Deed by the Company;

21.3.5	to give the Trustee any document or any information that the Company forwarded to the Debentureholders, if any;

21.3.6
by no later than fourteen (14) Business Days after the Trustee’s request, to cause the Company’s CEO or the Company’s CFO to forward to the Trustee and/or those people that the Trustee shall so instruct, any explanation, document, calculation or information concerning the Company, its businesses and/or its assets that shall be reasonably necessary, according to the Trustee’s judgment, for the examinations being conducted by the Trustee for the purpose of protecting the Debentureholders;

21.3.7
to keep orderly ledgers according to the generally accepted accounting principles, to retain the ledgers and documents used for them as supporting documents (including lien deeds, mortgages, invoices and receipts), and to enable the Trustee and/or any party that the Trustee shall appoint in writing for this purpose, to peruse any such ledger and/or document and/or confirmation as stated, by no later than 5 Business Days after the Trustee’s request;

21.3.8
In this regard, an “authorized representative of the Trustee” means anyone that the Trustee shall appoint for the purpose of such perusal, by written notice from the Trustee, which shall be delivered to the Company prior to such perusal, and which shall also include the Trustee’s confirmation that such appointed representative is obligated vis-à-vis the Trustee to safeguard the confidentiality of the information that shall come to the attention of that appointed representative during his activities for the Trustee (as detailed in clause 3.13 above).

21.3.9
to deliver to the Trustee or to its authorized representative (in respect whereof, the Trustee shall deliver notice of the appointment to the Company upon his appointment) by no later than fourteen (14) Business Days after the Trustee’s request, additional information concerning the Company (including explanations, documents and calculations concerning the Company, its businesses or its assets and information that, according to the Trustee’s reasonable judgment, is necessary to protect the rights of the Debentureholders) and to instruct its accountants and its legal advisers to do so, according to a reasonable request from the Trustee, and this, to the extent that, in the reasonable opinion of the Trustee, this information is needed for the purpose of exercising and implementing the authorities, powers and authorizations of the Trustee and its attorneys pursuant to This Deed, and subject to the confidentiality undertaking as stated in This Deed. Forwarding of the information to the Debentureholders, according to the Trustee’s reasonable judgment under the circumstances, shall not be deemed a breach of the duty of confidentiality. At the Trustee’s request, the Company shall notify the Trustee in writing about whether the furnished information falls within the scope of “insider information,” as this term is defined in the Securities Law;

21.3.10
to summon the Trustee to all of its general meetings (whether annual general meetings or extraordinary general meetings of the Company’s shareholders), without granting the Trustee a voting right during these meetings;

21.3.11
to issue to the Trustee, by no later than fourteen (14) Business Days after the Trustee’s request, a written confirmation, signed by an accountant, that all payments to the Debentureholders have been paid on time, and details of the balance of the par value of the Debentures in circulation;

21.3.12
to notify the Trustee, in a written notice signed by the senior financial officer, within five Business Days, of the execution of any payment of Principal to the Debentureholders and of the balance of the debt to the Debentureholders on that date (and after executing the payment).

21.3.13
to provide the Trustee with copies of notice and summons that the Company will give to the Debentureholders as stated in clause 27 below. For this matter, it should be clarified that filing in the Magna system shall be considered as providing notice to the Trustee.

21.4	Financial statements

To deliver to the Trustee audited annual financial statements and unaudited consolidated quarterly results by no later than the dates prescribed for this pursuant to the law, also in the event that the Company ceases to be a reporting corporation, as this term is defined in the Securities Law. In addition, to deliver to the Trustee by no later than 30 days from the date of This Deed of Trust a repayment schedule for payment of the Debentures (Principal and interest) in an Excel file.

21.5	Notifications through the “Magna” system

21.5.1
Any report or information that shall be published (in its entirety) by the Company through the “Magna” system shall be deemed compliance with the conditions of clauses 21.3 and 21.4 above. Notwithstanding that stated, at the request of the Trustee, the Company shall deliver a printed copy of such report or information to the Trustee. It is clarified that, unless otherwise expressly stated in This Deed and in the Addendum thereto, an Immediate Report published through the “Magna” system shall be deemed delivered to the Trustee.

21.5.2
The Trustee may instruct the Company to report any report through the “Magna” system on behalf of the Trustee, in the version to be forwarded in writing by the Trustee to the Company, accompanied by authorization from the Trustee to report on its behalf through the “Magna” system, and the Company shall be obligated to report such report.

21.6	Corporation that is not a reporting corporation

In the event that the Company shall cease to be a “reporting corporation,” as this term is defined hereunder, the Company shall deliver to the Trustee, in addition to that stated above in clause 21.3, annual, quarterly and immediate reports as required from a corporation that is not a reporting corporation pursuant to the provisions of chapter 4 of part 2 (management of investment assets and the provision of credit) in volume 5 (business management principles in a consolidated notice) (codex of regulations of the Commissioner of the Capital Market, Insurance and Savings at the Ministry of Finance), as might be amended from time to time, with each report being signed by the Company's CEO or by the chief financial officer.

In this clause: “reporting corporation” is as this term is defined in the Securities Law.

22.       Additional covenants

After the Debentures (Series G) shall be called for immediate repayment, as defined in clause 11 of the Deed, the Company shall execute, from time to time and at any time so required by the Trustee, all reasonable actions in order to enable the exercise of all authorities given to the Trustee, and particularly, the Company shall perform the following operations, to the extent that they shall be reasonable:

22.1
the Company shall pay all sums to the Series G Debentureholders and to the Trustee that are due to them and/or that shall be due to them pursuant to the terms of the Deed of Trust, whether or not the due date for them has arrived (“acceleration”) within 30 days of the date of the notification;

22.2
the Company shall declare the declarations and/or sign all documents and/or execute and/or cause the execution of all operations needed and/or required pursuant to the Law for the purpose of validating the exercise of the authorities, powers and authorizations of the Trustee and/or its attorneys;

22.3	the Company shall issue all notices, orders and instructions that the Trustee shall deem beneficial and necessary.

22.4	the Company assist the Trustee in fulfilling its functions under the law and/or under This Deed.

23.       Reporting by the Trustee

23.1
Should the Trustee learn of a material breach of the Deed of Trust on the part of the Company, the Trustee shall notify the Debentureholders about the breach  and without delay, subject to the provisions of the Law. This obligation shall not apply if at issue is an event published by the Company in conformance with the Law.

23.2
Upon the publication of a shelf offering memorandum of the Debentures (Series G), the Trustee shall prepare and publish an annual report on the trusteeship’s affairs by the end of the second quarter of each calendar year (hereinafter: “the Annual Report”).

23.3	The Annual Report shall include details on the following matters:

23.3.1	current details of the course of affairs of the trusteeship during the past year;

23.3.2	a report of exceptional events relating to the trusteeship that occurred during the course of the past year.

The Annual Report shall be published by the Trustee (either itself or, at the request of the Trustee, through the Company) through the “Magna” system.

23.4	The Trustee shall be obligated to submit a report about activities that it performed pursuant to the provisions of the Securities Law and the Securities Regulations.

23.5	The Trustee shall update the Company before reporting pursuant to this clause.

23.6
The Trustee must submit a report regarding the actions it performed pursuant to the provisions of Chapter E1 of the Securities Law, at the reasonable demand of Holders of at least ten percent (10%) of the balance of the par value of the Debentures, within a reasonable timeframe from the date of the demand, all subject to the duty of confidentiality that the Trustee undertook towards the Company, as stated in section 35J (d) of the Law.

23.7
Upon the demand of Holders of more than 5% (five percent) of the balance of the par value of the Debentures, the Trustee shall provide the Holders with data and details of its expenses in connection with the trust that is the subject of the Deed of Trust.

23.8
In addition to the aforesaid, until the full repayment of the Debentures (Series G) , if a request will be received from holders of more than 5% of the balance of the par value of the Debentures in circulation for information regarding the examinations conducted by the Trustee with respect to the Debentures (Series G). including with respect to the examination of the Company's compliance with its undertakings to the holders of the Debentures (Series G) under this Deed of Trust, the Trustee shall transfer such information, all subject to the confidentiality obligation of the Trustee and any law. For the avoidance of doubt, it is hereby clarified that receipt of such information shall be beyond the information provided in the annual report published by the Trustee in accordance with the provisions of the Securities Law

23.9
Correct to the signing date of This Deed, the Trustee declares that it is insured under professional liability insurance at the sum of USD 10 million for the period (hereinafter: “the Sum of the Coverage”). If the Sum of the Coverage is reduced below USD 8 million for any reason before the full repayment of the Debentures (Series G), the Trustee shall update the Company by no later than 7 Business Days after the date on which it was informed by the insurer about the said reduction, so that it can publish an Immediate Report in this regard. The provisions of this clause shall apply until the date of entry into force of the regulations pursuant to the Securities Law, which will regulate the Trustee’s obligation to maintain an insurance cover. After the said regulations take effect, the Trustee shall be required to update the Company only in the event that the Trustee fails to comply with the requirements of the regulations.

24.       Special Authorities

24.1
Within the scope of carrying out the affairs of the trusteeship pursuant to This Deed, the Trustee may act according to the written opinion or advice of any lawyer, accountant, appraiser, assessor, surveyor, broker or other expert, whether such opinion or advice was prepared at the request of the Trustee and/or by the Company, and the Trustee shall not be liable vis-à-vis the Holders for any loss or damage that might be caused as a result of any action or omission by the Trustee while relying on such advice or opinion, unless the Trustee had acted with negligence that is not exempted pursuant to cogent law, or with mala fides or maliciously. The Company shall bear the reasonable cost of employing any such expert who shall be appointed by the Trustee, provided that the Trustee issues prior notice to the Company of its intention to obtain an expert opinion or advice as stated, accompanied by details of the fee sought and the purpose of the opinion or advice (the Trustee will give the Company retroactive notice of such appointment, to the extent that giving prior notice might material prejudice the rights of the Holders) and the Company shall not object to such appointment except for reasonable grounds

24.2
Any such advice or opinion can be given, sent or received by letter, facsimile or by any other electronic means for transmitting information, and the Trustee shall not be liable in respect of actions it performed while relying on advice or opinions or information transmitted via one of the modes of transmission referred to above, even though errors occurred in them or they were not authentic, unless it had been possible to discern the errors or the inauthenticity by reasonable examination, and provided that the Trustee had not acted with negligence that is not exempted by law and/or with mala fides and/or maliciously and/or contrary to the provisions of This Deed. It is clarified that the documents shall be transmittable, and the Trustee may rely on them, only in the instance whereby they are received clearly and legibly. In any other instance, the Trustee shall be responsible for demanding the receipt thereof in a legible manner.

24.3
Subject to any law, the Trustee shall not be obligated to notify any party of the signing of This Deed and shall not be permitted to interfere in any way whatsoever in the management of the Company’s businesses or affairs. That stated in this clause in no way restricts the Trustee in relation to operations that it is required to perform in accordance with This Deed of Trust.

24.4
Subject to any law, the Trustee shall use the trusteeship, the authorizations and authorities vested it pursuant to This Deed at its discretion and shall not be liable vis-à-vis the Holders for any damage caused due to an error in judgment as aforesaid, unless the Trustee had acted with negligence that is not exempted pursuant to cogent law or with mala fides or maliciously.

25.       The Trustee’s authority to employ delegates

Within the scope of managing the trusteeship’s businesses, the Trustee shall be allowed, should it become necessary, to appoint a delegate/delegates who shall act in its stead, whether a lawyer or other person, in order to perform or participate in the performance of special operations that must be performed in relation to the trusteeship and to pay a reasonable remuneration to any such delegate, at the Company’s expense, and, without derogating from the general purport of that stated above, the instituting of legal proceedings, provided that the Trustee notified the Company about an appointment of delegates as stated unless in the said notice there will be material damage to the rights of the Debentureholders in which case the notice shall be done retroactively as soon as possible without prejudice to the rights of the Debentureholders. The Company shall be allowed to object to the appointment of a particular delegate as stated, in the event that the delegate is a competitor, whether directly or indirectly, with the Company’s businesses (including companies consolidated in its financial statements) and/or in the event of a concern that the delegate might have a direct or indirect conflict of interests between his appointment and his roles as a delegate and his personal affairs, his other roles or his affiliations with the Company and with corporations under its control, and provided that the Company’s notice of objection, that includes reasonable objections, as stated is delivered to the Trustee by no later than 5 Business Days after the date of issue of the Trustee’s notice to the Company of its intention to appoint such a delegate. It is clarified that the appointment of such delegate in no way derogates from the Trustee’s liability in respect of its actions and the actions of its delegates. However, the Company's objection to the appointment of a certain delegate appointed at a meeting on the holders will not delay the commencement of the employment of the delegate in sofar as the delay is liable to prejudice the rights of the holders. It is clarified that the appointment of such delegate shall not derogate from the responsibility of the Trustee in respect of his actions and the activities of his delegates.

26.       Indemnification of the Trustee

26.1
The Company and the Debentureholders (on the relevant record date, as stated hereunder in clause 26.6, each in respect of its undertaking as stated hereunder in clause 26.4) hereby undertake to indemnify the Trustee and all officers therein, its employees, delegate or expert that might be appointed pursuant to the provisions of the Deed of Trust and/or pursuant to a resolution passed during a meeting of the Debentureholders (“indemnitees”), provided that there shall not be double indemnity or compensation for the same matter, in respect of:

26.1.1
any reasonable expense and/or damage and/or payment and/or financial charge pursuant to a judgment or arbitrament (for which a stay of proceedings has not been issued) or pursuant to a compromise that has been concluded (and, insofar as the compromise concerns the Company, provided that the Company has consented to the compromise), when the cause of any thereof relates to operations performed by the indemnitees or operations that the indemnitees refrained from performing (as the case may be) or that they are required to perform by virtue of provisions of This Deed, and/or pursuant to any statute and/or by order of a competent authority and/or any law and/or pursuant to a demand from the Debentureholders and/or pursuant to a demand from the Company, and all in connection to This Deed of Trust; and

26.1.2
wages that are due to indemnitees and reasonable expenses that they incurred and/or are about to incur, including during the performance and/or exercise of authorities and authorizations pursuant to This Deed or by law or in relation to such operations, which, in their opinion, were necessary for the performance of the aforesaid;

26.1.3	and all, provided that one of the circumstances specified hereunder in clauses 26.1.4 through 26.1.9 have not transpired:

26.1.4	the matter in respect whereof the indemnity is being given cannot be postponed (without prejudicing their right to demand indemnity retroactively, if and insofar such entitlement arises);

26.1.5	was determined in a final judicial decision whose execution was not delayed that the indemnitees had not acted with bona fides;

26.1.6
was determined in a final judicial decision whose execution was not delayed  that the indemnitees acted other than within the scope of fulfilling their roles and/or other than in conformance to the provisions of the Law and/or other than pursuant to This Deed of Trust;

26.1.7	was determined in a final judicial decision whose execution was not delayed that the indemnitees had acted negligently in a manner that is not exempted by law as shall be in effect from time to time;

26.1.8	was determined in a final judicial decision whose execution was not delayed that the indemnitees had acted maliciously;

26.1.9
the indemnitees did not notify the Company in writing immediately upon learning about the charge, and did not enable the Company to manage the proceedings (apart from instances in which the proceedings are being managed by the Trustee’s insurance company, which bears the charge, insofar as any shall be imposed, or if the Company has a conflict of interests that prevents it from participating in such a proceeding). To dispel any doubt, in the event of a said conflict of interests, the Company reserves its right to institute any proceeding for the purpose of reserving its rights, including the filing of suitable motions with the court that is deliberating the case.

The indemnity undertakings pursuant to this clause 26.1 shall be called “the indemnity undertaking.”

26.2
Without derogating from the validity of the ‘indemnity undertaking’ in the above clause 26.1, whenever the Trustee shall be obligated, pursuant to the terms of the Deed of Trust and/or by law and/or by order of a competent authority and/or any statute and/or at the demand of the Debentureholders and/or at the demand of the Company, to perform any action whatsoever, including, but not limited to, the institution of proceedings or the filing of lawsuits at the demand of the Debentureholders, as stated in This Deed, the Trustee shall be allowed to refrain from taking any action as stated, until it receives, to its satisfaction, a cash deposit from the Company to cover the indemnity undertaking and, in the instance whereby the Company shall not provide a cash deposit for any reason whatsoever, provided that the Trustee took reasonable actions necessary to collect the aforesaid amounts from the Company – then from the Debentureholders, to cover the indemnity undertaking (“the funding cushion”). The Trustee shall refer to the Debentureholders that were Holders on the record date (as stated hereunder in clause 26.6) and request that they deposit the sum of the ‘funding cushion’ with it, each on a pro rata basis (as this term is defined hereunder). In the instance whereby the Debentureholders do not actually deposit the entire sum of the ‘funding cushion,’ the Trustee shall be under no obligation to take action or to institute the relevant proceedings. That stated above in no way releases the Trustee from taking any urgent action that is necessary for the purpose of preventing a material adverse impact on the Debentureholders’ rights.

26.3	‘The indemnity undertaking’:

26.3.1
shall apply to the Company in any instance of: (1) actions that were performed or that were required to be performed pursuant to the terms of the Deed of Trust or for the purpose of protecting the Debentureholders’ rights; (2) actions that were performed or were required to be performed at the demand of the Company.

26.3.2
shall apply to the Holders that were Holders on the record date (as stated hereunder in clause 26.6) in any instance of: (1) actions that were performed at the demand of the Debentureholders (and excluding actions taken at the demand of Holders for the purpose of protecting the Debentureholders’ rights); and (2) nonpayment by the Company of all or any portion of the sum of the ‘indemnity undertaking,’ as the case may be, that applies to the Company pursuant to clause 26.1 above (subject to the provisions of clause 26.8 hereunder). It is clarified that the payment pursuant to this subclause (2) in no way derogates from the Company’s obligation to bear the indemnity undertaking pursuant to the provisions of clause 26.4.1.

26.4
In any instance whereby the Company shall not pay the sums required to cover ‘the indemnity undertaking’ and/or if the indemnity obligation applies to the Holders by virtue of the provisions of clause 26.4.2 above and/or the Holders were called to deposit the sum of the ‘funding cushion’ pursuant to clause 26.3 above, the following provisions shall apply:

26.4.1	The funds shall be collected in the following manner:

26.4.1.1
First – the sum shall first be funded from the monies of the interest if no monies will be left from the Principal that the Company is required to pay to the Debentureholders after the date of the required action, and the provisions of clause 14 above shall apply. It is clarified that a demand as stated above in no way purports to advance and/or change the payment dates applying to the Company pursuant to This Deed. The Company shall not object to an action as stated except for reasonable reasons, and the Company shall be deemed as having fulfilled its covenants to the Holders with respect to a payment of Principal and/or interest pursuant to the provisions of This Deed on the date of transfer of such sums that shall be on account of payments of Principal and/or interest to the Debentureholders. Insofar as it shall be determined, subsequent to the transfer of the sum of the funding as stated above, that the Company had not been obligated to provide the funding, the Company shall be entitled to a relief of non-application of the provisions of this clause, so that no double payment shall be imposed on the Company in respect of the sum of the funding that was provided as stated above, or any other relief as shall be determined. That stated in no way releases the Company from its obligation to bear the payments of expenses and the fee as stated whenever it is required to bear them pursuant to This Deed or by law;

26.4.1.2
Second – insofar as, in the Trustee’s opinion, the sums deposited in the funding cushion are insufficient to cover the indemnity undertaking, the Holders that were Holders on the record date (as stated hereunder in clause 26.6) shall deposit the missing sum with the Trustee on a pro rata basis (as defined hereunder). The sum that each Holder shall deposit shall bear annual interest at the rate equivalent to the fixed interest rate on the Debentures (as stated in the First Addendum) and shall be paid according to the order of priority as stated hereunder in clause 26.8.

26.4.1.3
“Pro rata”: the relative portion of the Debentures that the Holder held on the relevant record date as stated hereunder in clause 26.6, out of the total par value in circulation on that date (after deducting Debentures being held by a Related Party). It is clarified that the calculation of the pro rata shall remain constant even if a change shall occur in the par value of the Debentures held by the Holder subsequent to that date.

26.5	The record date for determining the obligation of a Holder for the indemnity undertaking and/or the payment of the funding cushion is as follows:

26.5.1
In any instance whereby the indemnity undertaking and/or the payment of the funding cushion are required due to an urgent resolution or action that is necessary in order to prevent a material adverse impact on the Debentureholders’ rights, and this, without an earlier resolution of a meeting of the Debentureholders,  the record date for the obligation is at the end of the Trading Day of the day when the action was taken or the resolution was passed and, if that day is not a Trading Day, then the preceding Trading Day.

26.5.2
In any instance whereby the indemnity undertaking and/or the payment of the funding cushion are required pursuant to a resolution of a meeting of the Debentureholders, the record date for the obligation shall be the record date for participating in the meeting (as this date is specified in the notice summoning the meeting), and it shall also apply to a Holder who was not present or did not participate in the meeting.

26.6
A payment by the Holders in lieu of the Company of any sum imposed on the Company pursuant to this clause 26 in no way releases the Company from its obligation to bear the said payment, and the Trustee must act to collect these sums.

26.7	The Holders of the Debentures of the relevant series that bore the payments pursuant to this clause 26 shall be reimbursed according to the order of priority specified above in clause 14.

27.       Notices

27.1
Any notice on behalf of the Company and/or the Trustee to the Series G Debentureholders shall be issued by publishing a report through the “Magna” system. The Trustee shall be allowed to instruct the Company, and the Company shall be obligated, to immediately report any report through the “Magna” system on behalf of the Trustee, in the version as shall be forwarded in writing by the Trustee to the Company. In the instances requiring this by law, including in relation to a merger and an arrangement, the notice shall also be issued by way of publishing the notice in two daily newspapers with a wide circulation that are published in Israel in the Hebrew language. Any notice that shall be so published or transmitted shall be deemed as if delivered to the Debentureholders on the date of its publication as stated (through “Magna” or in the press, as the case may be).

27.2
Copies of notices that the Company shall issue to the Series G Debentureholders shall also be sent by the Company to the Trustee. It is clarified that such notices do not include current reports of the Company to the public through “Magna.” Copies of notices that the Trustee shall issue to the Debentureholders shall also be sent by the Trustee to the Company. The publication of notices as stated through “Magna” shall release the party publishing the notice from the obligation of sending a copy to the other party.

27.3
Insofar as not expressly stated otherwise in This Deed, any notice or demand from the Trustee to the Company may be issued by registered mail or by messenger according to the address specified in This Deed of Trust, or according to any other address that the Company shall instruct the Trustee as specified in This Deed, or by transmitting it via electronic mail or by facsimile. Any notice or demand that shall be sent by registered mail shall be deemed as if received by the Company three Business Days after the date of its dispatch at the post office. Any notice or demand that shall be sent by messenger shall be deemed as if received by the Company on the first Business Day after the date of its delivery to the Company. Any notice or demand that shall be transmitted via facsimile (with telephone verification that it was received) shall be deemed as if received by the Company one Business Day after the date of its transmission. Any notice that shall be transmitted via electronic mail shall be deemed as if received by the Company one Business Day after the date of its transmission

27.4
Insofar as not expressly stated otherwise in This Deed, any notice or demand from the Company to the Trustee may be issued by registered mail or by messenger according to the address specified in This Deed of Trust, or according to any other address that the Trustee shall instruct the Company in writing, or by transmitting it via electronic mail or by facsimile. Any notice or demand that shall be sent by registered mail shall be deemed as if received by the Trustee three Business Days after the date of its dispatch at the post office. Any notice or demand that shall be sent by messenger shall be deemed as if received by the Trustee on the first Business Day after the date of its delivery to the Trustee. Any notice or demand that shall be transmitted via facsimile (with telephone verification that it was received) – one Business Day after the date of its transmission. Any notice that shall be transmitted via electronic mail shall be deemed as if received by the Trustee one Business Day after the date of its transmission.

27.5
In the instance whereby the Company shall cease to be a “reporting corporation,” as this term is defined in the Law, any notice on behalf of the Company and/or the Trustee to the Debentureholders shall be issued by dispatch by registered mail according to the last addresses of the registered Holders of the Debentures as specified in the Register and/or by publishing the notice in two popular daily Hebrew-language newspapers in Israel. Any notice that shall be sent by mail as stated shall be deemed as if delivered to the Debentureholders three (3) Business Days after the delivery thereof by registered mail.

28.       Waiver, compromise and/or amendments to the Deed of Trust

28.1
Subject to the provisions of the Securities Law and the regulations enacted by virtue thereof, the Trustee shall be allowed from time to time and at any time, if it has been convinced that the amendment is not detrimental to the Debentureholders, to waive any breach and/or nonfulfillment of any of the terms of the Debentures or the Deed of Trust by the Company, other than those that relate to: the repayment terms of the Debentures; the interest rate (including a change in the interest rate in respect of a rating revision and/or in respect of a breach of a financial covenant); a change in the payment dates of Principal and interest pursuant to the terms of the Debentures  collateral (if any were issued); the financial covenant; restrictions on a distribution; the provisions prescribed in clause 9.2 regarding the Company’s negative pledge covenant; the conditions for a series expansion, causes for calling for immediate repayment and reports that the Company must provide to the Trustee. The provisions of this clause 28.1 shall not apply to a change in the identity of the Trustee or its fee in the Deed of Trust, or for the purpose of appointing a trustee to replace a trustee whose incumbency has ended.

28.2
Subject to the provisions of the Securities Law and the regulations enacted by virtue thereof, and to prior approval by a resolution that shall be passed during a meeting of the Debentureholders attended by Holders (either personally or by their proxies) of at least fifty percent (50%) of the balance of the par value of the Principal of the Debentures, or during an adjourned meeting, attended by Holders (either personally or by their proxies) of at least twenty percent (20%) of the said balance, and which was passed (during the original meeting or during the adjourned meeting) by a majority of the Holders of at least two-thirds (2/3) of the balance of the par value of the Principal of the Debentures being represented during the voting, the Trustee shall be allowed, whether before or after the Principal of the Debentures shall be payable, to reach a compromise with the Company in relation to any right or claim of the Debentureholders or any thereof, and to agree with the Company to any arrangement of their rights, including to waive any right or claim of the Trustee and/or of the Debentureholders or any thereof against the Company.

28.3	Subject to the provisions of the Law and the Companies Law, the Company and the Trustee may amend the terms of the Deed of Trust and/or the terms of the Debentures, if one of the following transpires:

28.3.1
If the Trustee has been convinced that the amendment does not prejudice the Debentureholders’ rights. The provisions of this subclause shall not apply to: a change with respect to dates and payments pursuant to the Debentures (apart from a technical change in dates or in the record date for the payment thereof); a change in the interest rate (including a change in the interest rate in respect of a rating revision and/or in respect of a breach of a financial covenant); the financial covenant; restrictions on a distribution; the provisions prescribed in clause 9.2 regarding the Company’s negative pledge covenant; the conditions for a series expansion; causes for calling for immediate repayment; and reports that the Company is required to issue to the Trustee. The provisions of this subclause shall not apply to a change in the identity of the Trustee or its fee in the Deed of Trust, or for the purpose of appointing a trustee to replace a trustee whose incumbency has ended.

28.3.2
The proposed amendment has been approved by a resolution passed during a meeting of the Debentureholders, attended by Holders (either personally or by their proxies) of at least fifty percent (50%) of the balance of the par value of the Debentures, by a majority of Debentureholders holding at least two-thirds (2/3) of the balance of the par value of the Debentures being represented during the voting, or by a majority as stated during a deferred Holders’ meeting, attended by Holders (either personally or by their proxies) of at least twenty percent (20%) of the balance as stated.

28.4	The Company shall deliver notice via Immediate Report to the Debentureholders about any such amendment pursuant to clause 28.1 or clause 28.3.1 above, as soon as possible before the execution thereof.

28.5
In any instance of the Trustee exercising its right pursuant to this clause, the Trustee shall be allowed to request that the Debentureholders deliver the Debenture Certificates to the Trustee or to the Company for the purpose of recording a remark on them regarding any such compromise, waiver, amendment or correction, and, at the Trustee’s request, the Company shall record such remark. In any instance of the Trustee exercising a right pursuant to this clause, the Trustee shall give notice of this to the Debentureholders in writing within a reasonable timeframe.

28.6
In relation to any notice on behalf of the Trustee to the Company, which requires the publication of an Immediate Report, the Trustee shall attach a letter authorizing the Company to report on its behalf.

29.       The register of the Debentureholders

29.1
The Company shall keep a separate Register of the Series G Debentureholders at its registered office, in conformance to the provisions of the Securities Law, which shall be open for the perusal of any person. The Company may close the Register from time to time for a period or periods not exceeding an aggregate of thirty days per year.

29.2	The Register of Series G Debentureholders shall constitute prima facie evidence of the accuracy of that recorded therein.

29.3
The Company shall not be required to record any notice in the Register of the Series G Debentureholders regarding an express, implied or expected trust, or lien or pledge of any kind whatsoever, or any equitable right, claim or offset or any other right relating to the Debentures (Series G). The Company shall recognize solely the ownership of the person under whose name the Debentures (Series G) were registered. His legal heirs, the administrators of estate or executors of the Will of the registered Holder and any person who shall be entitled to Debentures (Series G) due to the bankruptcy of any registered Holder (and if the Holder is a corporation – due to the liquidation thereof) shall be allowed to be registered as the Holders thereof after having given proofs that, in the Company’s opinion, shall suffice to prove their entitlement to be registered as the Holders thereof.

30.       Release

Once it shall be proven, to the satisfaction of the Trustee for the Debentures (Series G) that all of the Company’s covenants pursuant to This Deed have been fulfilled in full, then the Trustee shall be obligated, at the Company’s first demand, to take action pursuant to the terms prescribed in This Deed in relation to monies deposited in respect of those Debentures whose redemption was not demanded.

31.       Debentureholders’ meetings and urgent representation

31.1	The Debentureholders’ meetings shall be conducted as specified in the Second Addendum to This Deed.

31.2	An urgent representation shall be appointed, and its authorities shall be in accordance with the Third Addendum to This Deed.

32.       The Trustee’s fee

32.1
The Company shall pay a fee to the Trustee for its services, in accordance with that specified in Appendix B that is attached to This Deed. If a Trustee is appointed to replace a trustee whose incumbency has ended pursuant to sections 35.B.(a.1) or 35.N.(d) of the Securities Law, the Debentureholders shall bear the difference at which the fee of the incoming trustee as stated exceeds the fee that was paid to the outgoing Trustee, if the difference as stated is unreasonable, and the relevant provisions of the Law shall apply on the date of the replacement as stated.

32.2	Insofar as the Company shall be obligated by law to deposit a deposit to secure the Company’s reimbursement of the Trustee’s special expenses, the Company shall act in conformance to such provisions.

33.       Applicable law and sole jurisdiction

33.1	The law applicable to This Deed of Trust, inclusive of appendices thereto, is solely Israeli law.

33.2	The courts in the city of Tel-Aviv – Jaffa shall have sole and exclusive jurisdiction in relation to any dispute concerning This Deed of Trust.

34.       General

34.1
Without derogating from the other provisions of This Deed and of the Debentures, any waiver, extension, assumption, silence, refraining from action (“Waiver”) on the part of the Trustee in relation to a non-fulfillment or partial fulfillment or faulty fulfillment of any of the undertakings to the Trustee pursuant to This Deed and the Debenture, shall not be deemed a waiver on the part of the Trustee of any right, but rather, as consent that is limited to the extenuating circumstances under which it was given. Without derogating from the other provisions of This Deed and the Debenture, any amendment to undertakings to the Trustee requires the Trustee’s prior written consent pursuant to the provisions of the Deed. Any other consent, whether orally or by way of waiver and refraining from action or in any other way that is not in writing, shall not be deemed consent at all. The Trustee’s rights pursuant to this agreement are independent and are not interdependent, and they serve to supplement any right that the Trustee has and/or shall have by law and/or agreement (including This Deed and the Debenture).

34.2
To dispel any doubt, it is hereby clarified that that stated above in no way derogates from the obligations and rights of the Trustee pursuant to any law to take action to protect the Debentureholders’ rights.

35.       Addresses

The addresses of the parties shall be as specified in the recitals to This Deed, or any other address for which suitable written notice shall be given to the other party.

36.       The Trustee’s liability

36.1
Notwithstanding that stated in any law and anywhere in This Deed of Trust, insofar as the Trustee took action to fulfill its role with bona fides and within a reasonable timeframe, and clarified the facts that any reasonable trustee would have clarified under the circumstances, the Trustee shall not be liable towards a Series G Debentureholder for damage caused to it as a result of the Trustee exercising its judgment in conformance to the provisions of sections 35.H.(d.1.) or 35.I.1 of the Law, unless the plaintiff shall prove that the Trustee had acted with negligence that is not exempted by law. It is clarified that, insofar as a contradiction might arise between the provisions of this clause and any other provision in the Deed of Trust, the provisions of this clause shall prevail.

36.2
If the Trustee had acted with bona fides and without negligence, in conformance to the provisions of sections 35.H.(d.2) or 35.H.(d.3.) of the Law, then the Trustee shall not be liable as a result of performing the action as stated.

37.       Other agreements

The Trustee shall not be allowed to engage in various contracts or to execute transactions with the Company during the ordinary course of its businesses, unless, according to the Trustee’s judgment, they shall not constitute a conflict of interest with its office as the Trustee for the Debentures. Notwithstanding that stated above, the Trustee shall be able to serve as a trustee for other series of debentures of the Company.

38.       Authorization to report through the “Magna” system

Pursuant to the provisions of the Securities Regulations (Electronic Reporting and Signing), 5763 – 2003, the Trustee is hereby authorizing the authorized signatory in this regard on behalf of the Company to report electronically about This Deed of Trust to the Israel Securities Authority.

And in witness whereof, the parties have hereunto signed:

Partner Communications Company Ltd.	Hermetic Trust (1975) Ltd.

Attorney’s confirmation

I, the undersigned, Maor David, an attorney of Partner Communications Company Ltd., do hereby confirm that the Deed of Trust has been duly signed by the authorized signatories of Partner Communications Company Ltd.

Maor David, Adv.

I, the undersigned, Orel Hasson, an attorney of Hermetic Trust (1975) Ltd., do hereby confirm that the Deed of Trust has been duly signed by the authorized signatories of Hermetic Trust (1975) Ltd.

Orel Hasson, Adv.

Appendix A
Adjustment for a Change in the Interest Rate resulting from a Rating
Revision or a Breach of Financial Covenants

1.	Rating revision

The interest rate to be borne by the Debentures (Series G) shall be adjusted in respect of a revision of the rating of the Debentures, according to the mechanism described hereunder. It is emphasized that, insofar as the Debentures (Series G) shall be rated by more than one Rating Company, the examination of the rating for the purpose of adjusting the interest rate due to the rating revision (if and insofar as a rating revision shall occur as stated), shall be done, at any time, according to the lowest rating between them. It is clarified that the Company is not undertaking that the Debentures shall be rated by more than one Rating Company at any time.

A.
If the rating of the Debentures shall be revised during any interest period, so that the rating that shall be assigned to the Debentures (Series G) shall be downwardly revised by two or more notches (hereinafter: “the Downwardly Revised Rating”) below the rating on the issue date of the Debentures (hereinafter: “the Base Rating”), then the annual interest rate to be borne on the balance of the outstanding Principal of the Debentures shall be increased (provided that the rating was not upwardly revised back to the Base Rating, as stated hereunder in subclause 1) as follows: (a) in the event that the rating that shall be assigned shall be two notches lower than the Base Rating – the annual interest rate to be borne on the balance of the outstanding Principal of the Debentures shall be increased, so that it shall be equal to the Base Interest plus 0.5% (hereinafter: “the Interest Increment”); (b) in respect of another downrating by one or more notches below the downrating described above in subclause (a), the annual interest rate to be borne on the balance of the outstanding Principal of the Debentures shall be increased by an additional annual increment of 0.25% in respect of each downrating by one notch. It is emphasized that a downrating by one notch below the Base Rating shall not trigger any change in the original interest rate. Every increase in the annual interest rate of the Debentures shall apply in respect of the period commencing as of the publication date of the new rating by the Rating Company until the full repayment of the balance of the outstanding Principal of the Debentures. The increase of the interest rate in respect of a downrating as stated shall be limited so that the maximum inclusive annual Interest Increment shall not, in any case, exceed 1% above the Base Interest Rate.

B.
If the interest rate was increased earlier in respect of a breach of a financial covenant as stated hereunder in clause 2, then the increase of the interest rate in respect of a downrating as stated shall be limited so that the annual Interest Increment in respect of the breach of the financial covenant, together with the Interest Increment in respect of the downrating, shall not, in any case, exceed 1% above the Base Interest Rate.

C.
No later than one Business Day after the receipt of the Rating Company’s notice of a downrating of the Debentures to the Downwardly Revised Rating, as defined above in subclause A., the Company shall publish an Immediate Report in which the Company shall report: (a) the matter of the downrating, the Downwardly Revised Rating and the effective date of the rating of the Debentures at the Downwardly Revised Rating (hereinafter: “the Downrating Date”); (b) the precise interest rate that the balance of Principal of the Debentures of the relevant series shall bear for the period as of the start of the current interest period and until the Downrating Date (the interest rate shall be annualized) (hereinafter: “the Original Interest Rate” and “the Original Interest Period,” respectively); (c) the interest rate that the balance of the Principal of the Debentures shall bear as of the Downrating Date and until the upcoming actual interest payment date; i.e.: the Original Interest Rate plus the rate of the Interest Increment for the year (the interest rate shall be annualized) (hereinafter: “the Updated Interest Rate”); (d) the weighted interest rate that the Company shall pay to the Debentureholders on the upcoming interest payment date, which derives from that stated in subclauses (b) and (c) above; (e) the annual interest rate that is reflected by the weighted interest rate; (f) the annual interest rate for the coming periods.

D.
If the effective date of the Downwardly Revised Rating of the Debentures shall occur during the timeframe beginning four days before the record date for any interest payment and ending on the date of the interest payment closest to the aforesaid record date (hereinafter: “the Deferment Period”), then the Company shall pay only the Original Interest Rate to the Debentureholders on the upcoming interest payment date, while the interest rate deriving from the Interest Increment at the rate equivalent to the additional interest rate for the year during the Deferment Period shall be paid on the following interest payment date. The Company shall announce the precise interest rate for payment on the next interest payment date in an Immediate Report.

E.
In the event of a rating revision of the Debentures by the Rating Company, in a manner that will affect the interest rate to be borne by the Debentures as stated above, the Company shall notify the Trustee of this in writing within one Business Day of the publication date of the Immediate Report as stated.

F.
It is clarified that if, subsequent to the downrating in a manner that affected the interest rate to be borne by the Debentures (Series G) as stated above, the Rating Company shall upwardly revise the rating of the Debentures (Series G) (hereinafter: “the Upwardly Revised Rating”), then the interest rate shall be reduced by the rate of 0.25% in respect of each uprating by one notch, up to a rating that is two notches lower than the Base Rating, and by the inclusive rate of 0.50% in respect of an uprating from a rating that is two notches lower than the Base Rating up to the Base Rating. In such instance, the Company shall act according to that stated above in subclauses (B) through (D), mutatis mutandis, that derive from the Upwardly Revised Rating replacing the Downwardly Revised Rating, for the period in which the Debentures were rated only with the high rating. The interest rate borne by the outstanding balance of the principal of the Debentures shall not be less than the base interest rate.

G.
To dispel any doubt, it is clarified that a change in the rating outlook of the Debentures and/or the inclusion of the Company’s Series of Debentures on the Rating Company’s Credit Watch list, or any other similar action being performed by the Rating Company, shall not cause a change in the interest rate to be borne by the Debentures (Series G).

H.
Notwithstanding that stated in this appendix, a downrating of the Debentures (Series G) being done within the scope of a rating revision resulting solely from a change in the Rating Company’s methodology shall not cause a change in the interest rate to be borne by the Debentures (Series G).

I.
It is clarified that an adjustment of the interest rate pursuant to this appendix shall not affect the possibility of calling for the immediate repayment of the Debentures (Series G) upon the occurrence of that stated in clause 11.18 of the Deed.

J.
Without derogating from the right to call the Debentures for immediate repayment as stated in clause 11.17 of the Deed of Trust, insofar as the Debentures (Series G) cease to be rated for a reason that is dependent on the Company for a period exceeding 60 days, the suspension of the rating will be considered as a reduction of the rating of the Debentures (Series G), and the reduced rating will entitle the holders of Debentures (Series G) to the maximum additional interest rate, provided that at that time there is at least one rating company active in Israel. If the Debentures (Series G) are not re-rated before 60 days have elapsed, the Company will consider the date of discontinuation of the rating as the date of commencement of the reduced rating with respect to the interest payment and the provisions of clauses A to D above will apply accordingly.

2.	Adjustment of the interest rates with respect to the financial covenants

A.
Divergence from the financial covenants under this clause means each of the following separately: 1) a breach of the financial covenants set out in clause 6 of the deed; and / or (2) the Company's equity will be less than NIS 600 million (for the definition of shareholders' equity, see the definition in clause 7.1 of the Deed of Trust.

B.
Insofar as the Company shall diverge from any of the financial covenants , according to the Company’s audited financial statements or unaudited consolidated quarterly results that the Company shall publish, as the case may be, the annual interest rate to be borne on the balance of the outstanding Principal of the Debentures shall increase by the rate of 0.25% per annum in respect of any breach, above the interest rate that shall be in effect at that time, before the change, and this, in respect of the period beginning as of the publication date of the financial statements that report the breach (hereinafter: “the Date of the Breach”), and until the full repayment of the balance of the outstanding Principal of the Debentures or until the publication date of financial statements of the Company that report that the Company is complying with the financial covenant, whichever is earlier. For the avoidance of doubt it is clarified that for the purpose of this clause alone, the remedy period of two quarters will not be taken into account.

C.
It is clarified that the interest rate shall increase only once in respect of any breach of that same financial covenant, if a breach as stated shall occur, and the interest rate shall not be increased a second time in the event that the breach of that same financial covenant shall continue.

D.
If a breach as stated shall occur, the Company shall publish an Immediate Report by no later than one Business Day after the publication of the Company’s audited financial statements or its unaudited consolidated quarterly results (as the case may be) that report a breach as stated, in which the Company shall report: (a) the noncompliance with its said covenant, while specifying the relevant data on the publication date of the financial statements; (b) the precise interest rate that the balance of the Principal of the Debentures (Series G) shall bear for the period from the beginning of the current interest period until the Date of the Breach (the interest rate shall be annualized) (hereinafter in this clause: “the Original Interest Rate”); (c) the interest rate that the balance of the Principal of the Debentures (Series G) shall bear as of the Date of the Breach and until the date of the upcoming interest payment; i.e., the Original Interest Rate plus the rate of the Interest Increment (the interest rate shall be annualized), and this, insofar as the interest rate was not increased earlier in respect of a downrating as stated above in clause 1 or breach of a financial covenant, since, in that case, the increase in the interest rate in respect of the breach as stated shall be limited so that the annual Interest Increment shall not, in any case, exceed 1%; (d) the weighted interest rate that the Company shall pay to the Series G Debentureholders on the upcoming interest payment date that derives from that stated above in subclauses (b) and (c); (e) the annual interest rate that is reflected in the weighted interest rate; and (f) the annual interest rate and the interest rate for the subsequent periods.

E.
If the Date of the Breach shall occur during the Deferment Period as defined in clause 1.d above, then the Company shall only pay the Original Interest Rate to the Debentureholders on the next interest payment date, while the interest rate deriving from the Interest Increment at the rate equivalent to the additional interest rate for the year during the Deferment Period shall be paid on the following interest payment date. The Company shall report the precise interest rate for payment on the next interest payment date in an Immediate Report.

F.
In the event that, subsequent to the breach, the Company shall publish its audited financial statements or its unaudited consolidated quarterly results, as the case may be, and, according to them, the Company is complying with the financial covenant, then the interest rate that the Company shall pay to the Series G Debentureholders on the relevant interest payment date shall be reduced, and this, in respect of the period during which the Company complied with the financial covenant, which shall begin on the publication date of the financial statements reporting compliance with the financial covenant, so that the interest rate that shall be borne on the outstanding balance of the Principal of the Debentures (Series G) shall be the Base Interest Rate without any increment (and, in any case, the interest rate to be borne on the Debentures shall not diminish below the Base Interest Rate). In such case, the Company will act in accordance with clauses D and E above.

G.
If the interest rate was increased earlier in respect of a downrating as stated above in clause 1 and/or in respect of the breach of another financial covenant, then the increase of the interest rate in respect of a breach of the financial covenant as stated shall be limited so that the annual Interest Increment in respect of the breach of the financial covenant, together with the increment in respect of the breach of another financial covenant and in respect of a downrating shall not, in any case, exceed 1% above the Base Interest Rate.

Appendix B
The Trustee’s Fee Agreement

1.	The Company shall pay a fee to the Trustee for its services, pursuant to the Deed of Trust, as specified hereunder:

1.1	An annual payment in respect of the first year of the trusteeship at the sum of NIS 12,500.

1.2	As annual payment in respect of each additional year of the trusteeship, as of the start of the second year of the trusteeship, at the sum of NIS 12,500 per annum.

The sums in clauses 1.1 and 1.2 above shall be called hereinafter jointly: “the Annual Fee.”

1.3
The Annual Fee shall be paid to the Trustee at the beginning of each year of the trusteeship, within 30 days of the date of issue of the payment demand by the Trustee. The Annual Fee shall be paid to the Trustee in respect of the period until the end of the period of the trusteeship pursuant to the terms of the Deed of Trust, even if a receiver and/or receiver-administrator was appointed to the Company and/or if the trusteeship pursuant to the Deed of Trust shall be managed under the supervision of a court.

1.4	To dispel any doubt, the said Annual Fee shall also include a fee in respect of any series expansion, if any.

2.	If the Trustee’s incumbency expires, as stated in the Deed of Trust, the Trustee shall not be entitled to the payment of its fee as of the expiration date of its incumbency.

3.
The Trustee is entitled to reimbursement of those expenses that it shall incur within the scope of fulfilling its role and/or by virtue of the authorities being vested it pursuant to the Deed of Trust, including in respect of advertising in newspapers, provided that, in respect of expenses for expert opinions, as specified in the Deed of Trust, the Trustee shall issue advance notice of its intention to obtain an expert opinion.

4.
Without derogating from the general purport of that stated above in clause 1 (all subject to the provisions of the Deed of Trust), the Trustee shall be entitled to the payment of a fee at the sum of NIS 550 per hour of work that might be required from the Trustee in respect of:

4.1	actions deriving from a breach of the Deed by the Company;

4.2	actions relating to the calling of the Debentures for immediate repayment and/or actions relating to a resolution of a Debentureholders’ meeting to call the Debentures for immediate repayment;

4.3
special actions that shall be required or that it shall need to perform for the purpose of carrying out its roles pursuant to This Deed in relation to the Debentureholders’ rights, including the convening of Debentureholders’ meetings as stated in This Deed;

4.4
special work (including, but not limited to, work required due to a restructuring of the Company or work due to a demand of the Company) or in respect of the need to perform additional actions for the purpose of carrying out its role as a reasonable trustee, due to a future amendment to laws and/or regulations and/or other binding instructions, which shall apply in relation to the Trustee’s activities and responsibility pursuant to This Deed of Trust;

4.5	actions relating to the registration and/or removal and/or replacement and any other action relating to collateral, insofar as any was issued.

5.	In respect of every annual meeting of the Company’s shareholders in which the Trustee shall take part, an additional fee of NIS 500 per meeting shall be paid.

6.
If amendments shall be made to provisions of the Law resulting in the Trustee having to perform actions and/or examinations and/or to prepare additional reports, the Company undertakes to bear all of the reasonable expenses that the Trustee shall incur as a result, including a reasonable fee in respect of these actions.

7.
The Company shall bear any payment and/or expense involved in the Debentures, from the issue thereof until their final repayment. These expenses include, inter alia, fees of service-providers, such as lawyers, underwriters, economic advisors, etc., insofar as they shall be hired, taxes and levies that are not imposed on Debentureholders by virtue of the Law.

8.	VAT, if applicable, shall be added to payments that are due to the Trustee, pursuant to the provisions of this appendix and shall be paid by the Company.

9.
The said sums in this agreement are upwardly linked to the Consumer Price Index, with the base index being the CPI published on the signing date of the Deed of Trust, but, in any case, no sum shall be paid that is lower than the sum stipulated in this agreement.

10.
The Company shall bear all payments in this appendix; however, if the Trustee is replaced due to its trusteeship not being ratified, as specified in clause 3.3 of the Deed of Trust, or due to a resolution of the Debentureholders, as specified in that same clause, the Debentureholders of the same series shall bear the difference by which the fee of the trustee so appointed shall exceed the fee paid to the Trustee being replaced, if such difference is unreasonable; insofar as provisions by virtue of chapter E.1. of the Securities Law shall be prescribed regarding an unreasonable difference, they shall apply as an integral part of this clause and shall supersede that stated therein.

The Holders shall bear the difference as stated by way of offset of the pro rata of the difference from any payment that the Company shall pay to the Debentureholders, pursuant to the terms of the Deed of Trust and by transfer thereof by the Company directly to the Trustee.

11.
That stated in other clauses of This Deed regarding coverage of expenses and costs pertaining to the Trustee’s activities serves to supplement that stated in this appendix. In any instance of a contradiction between provisions of this appendix and provisions of the Deed of Trust, the provisions of the Deed of Trust shall prevail.

Partner Communications Company Ltd.	Hermetic Trust (1975) Ltd.

Appendix C
The Trustee’s Roles

Routine roles

1.
Examinations according to the Company’s reports that were published through “Magna” (“the Company’s Public Reports) and according to the confirmations and documents that the Company shall deliver to the Trustee pursuant to the provisions of This Deed:

1.1	that the payments of the Principal and the interest by the Company have been paid on time;

1.2
that the Company's uses of the proceeds of the issue meet the targets set forth in the Deed of Trust and/or the chapter dealing with the purpose of the consideration in the issuance prospectus, if any.

1.3	whether any grounds have arisen for calling for immediate repayment based on the Company’s Public Reports.

2.	Summoning of meetings of the Debentureholders pursuant to the provisions of clause 3 of the Deed of Trust.

3.	Participation (including via electronic means) in meetings of the Company’s shareholders.

4.	Preparing an Annual Report of the trusteeship’s affairs as stated in clause 23 of the Deed of Trust and making it available for perusal by the Debentureholders.

5.
Notice to the Debentureholders of a material breach of this Deed by the Company immediately after it becomes aware of the breach and a notice of the steps taken to prevent it or to fulfill the Company's undertaking, as the case may be.

6.	Examination of the Company’s Public Reports and according to the confirmations and documents that the Company shall deliver to the Trustee pursuant to the provisions of The Deed of Trust:

6.1	that the Company is fulfilling all of its covenants prescribed in the Deed of Trust and the Debenture;

6.2	that the Company is complying with the financial covenant prescribed in the Deed of Trust;

6.3	whether any change has occurred in the Company’s rating or in the rating of the Debentures, insofar as they were rated.

7.
Notifying the Debentureholders about a material breach of the Deed of Trust on the part of the Company shortly after becoming aware of the breach, and notifying them about the measures that it took to prevent it or for the fulfillment of the Company’s covenants, as the case may be.

Special roles

8.
Taking all actions required for the purpose of ensuring that the Company fulfills its covenants to the Debentureholders, including examination of the Company’s compliance with its covenants to the Debentureholders up until the date of the examination.

9.
Implementing resolutions of a meeting of the Debentureholders that impose an obligation on the Trustee and implementing all proceedings and actions required for the purpose of protecting the Debentureholders’ rights, after indemnification has been provided to the Trustee, which is needed for the implementation and institution thereof,  insofar as required. Without derogating from that stated above, whenever the Trustee shall be obligated, pursuant to the terms of the Deed of Trust and/or by law and/or pursuant to an instruction from a competent authority and/or any law and/or at the demand of the Debentureholders and/or at the demand of the Company, to perform any action, the Trustee shall not be allowed to abstain from taking such action, including when indemnification as stated was not provided, and provided that at issue is an urgent action that is necessary for the purpose of preventing a material change in the Holders’ rights.

10.	Taking urgent actions that are necessary to prevent material prejudice to the Debentureholders’ rights when waiting to convene a meeting is not possible.

11.	Enabling the Company to conduct preliminary, nonpublic negotiations with the Debentureholders, in the event that the Company is planning to forward requests or proposals to the Debentureholders.

12.
In the event that the Trustee believes that there is reasonable concern that the Company will not meet its existing and expected obligations when the time comes to fulfill them, it can examine the circumstances that give rise to such concern and act to protect the Holders in the manner that it deems appropriate; and it may examine whether the said circumstances derive from actions or transactions executed by the Company, including a distribution as defined in the Companies Law, which was executed while violating the Law; however, the Trustee shall not conduct such an examination if an expert has been appointed to Holders of the liability certificates, as defined in section 350R of the aforesaid Law, whose job it is to conduct it.

13.	Paying monies to the Debentureholders out of the security cushion that were deposited with the Trustee, insofar as such a cushion was deposited.

14.	Distributing monies to the Debentureholders that were received by the Trustee pursuant to that prescribed in the Deed of Trust that the Debentureholders are entitled to receive.

15.	Conducting negotiations on behalf of the Debentureholders with the Company for amendments to the terms of the Debentures.

16.	Supervising the process of exercising the Debentureholders’ rights in any instance when a functionary is appointed over the Company or over its assets.

Partner Communications Company Ltd.

First Addendum to the Deed of Trust
Debenture (Series G) (hereinafter: “the Debenture”)

REGISTERED DEBENTURE.
Number: _______.
Par value of This Certificate: NIS ______.

1.
THIS DEBENTURE attests that Partner Communications Company Ltd. (“the Company”) shall pay payments of Principal and interest on the repayment date, as this term is defined in the Terms and Conditions Overleaf, to whomever shall be the Holder of the Debenture on the record date, and all being subject to that specified in the Terms and Conditions Overleaf and the Deed of Trust

2.
This Debenture is being issued as part of a series of the Company’s debentures under terms identical to the terms of This Debenture (“the Debenture Series”), which is being issued pursuant to a deed of trust (“the Deed of Trust”) dated _____,  which was signed between the Company and Hermetic Trust (1975) Ltd. (“the Trustee”).

3.	All of the Debentures in the Debenture Series shall be pari passu, inter se, without any preferential right of one over the other.

4.
This Debenture is being issued subject to the conditions specified in the Terms and Conditions Overleaf and in the Deed of Trust, which constitute an integral part of the Debenture and shall be binding upon the Company and the Debentureholders included in the Debenture Series.

Signed and stamped by the Company on __________________

__________________________________

Partner Communications Company Ltd.

Terms and Conditions Overleaf

1.         General

The terms in This Debenture shall have the meanings ascribed to them in the Deed of Trust, unless specifically determined otherwise. Furthermore, the following terms shall have the definitions appearing alongside them, unless specifically determined otherwise:

“The Debentureholders” and/or “the Owners of the Debentures” and/or “Holders” and/or “Entitled Parties”	–	As this term is defined in the Securities Law.
“Registered Holder”	–	Any party that has Debentures registered to its credit in the Register of the Debentureholders.
“Unregistered Holder”	–
Any party that has Debentures registered to its credit with a TASE member and those Debentures are included among the Debentures registered in the Register of the Debentureholders under the name of the Nominee Company.

“The Tender”	–	The tender during which the Debentures (Series G) shall be offered to the public;
“The TASE Clearing House”	–	The Clearing House of the Tel-Aviv Stock Exchange Ltd.

2.         The Principal of the Debentures (Series G)

2.1
The Company shall issue pursuant to the Prospectus and the Shelf Offering Memorandum a series of registered Debentures (Series G), of NIS 1 par value each, which are payable in six payments, whereby each of the first four payments shall constitute 10% of the inclusive par value of the Principal of the Debentures, the fifth payment shall constitute 20% of the inclusive par value of the Principal of the Debentures and the sixth payment shall constitute 40% of the inclusive par value of the Principal of the Debentures.  All payments of the Principal shall be paid on June 25 of each of the years 2022 through 2027 (inclusive).

2.2
The Debentures (Principal and interest) are not linked to anylinkage base. For details about a change in the interest rate as a result of a downrating of the Debentures (Series G) and as a result of noncompliance with a financial covenant, see Appendix A to the Deed of Trust. It is clarified that according to the TASE regulations and directives, the linkage method cannot be changed.

2.3	The Debentures shall not be convertible into shares of the Company.

3.         The interest on the Debentures (Series G)

3.1
The balance of the Principal of the Debentures (Series G), as it shall be from time to time, shall bear fixed interest at a rate of 3.9% (hereinafter: “the Base Interest Rate”). The interest in respect of the Debentures shall be paid annually, on June 25 of the years 2022 through 2027 (inclusively) in respect of the period of 12 (twelve) months ending on the payment date (except for the first interest period as specified hereunder) so that the first payment shall be paid on June 25, 2020 and the last payment shall be paid on June 25, 2027. All this, apart from the payment in respect of the first interest period, which shall be paid on June 25, 2020, in relation to which, the interest shall be paid in respect of the period beginning on the Trading Date after the date of the public Tender and ending on the first payment date of the interest, being annualized according to the number of days in this period.

3.2
The interest rate in respect of the first interest period of the Debentures shall be specified in a report that the Company shall publish reporting the results of the Tender for the issue of the Debentures.

3.3
The last payment of the interest on the Principal of the Debentures (Series G) shall be paid together with the last payment on account of the Principal of the Debentures (Series G), and this, against the surrender of the Series G Debenture Certificates to the Company.

3.4	For details about a change in the interest rate as a result of a downrating of the Debentures (Series G) and/or in respect of a breach of a financial covenant, see Appendix A to the Deed of Trust.

4.         Payments of the Principal and the interest of the Debentures

4.1
The payments on account of the principal and the interest of the Debentures (Series G) shall be paid to those persons whose names shall be recorded in the Register of the Debentures (Series G) on June 19 in respect of payments being paid on June 25, preceding the payment date of that payment (regarding interest payments during each of the years 2019 through 2027 and regarding principal payments during each of the years 2022-2027 (“the Record Date of the Debentures (Series G)”), with the exception of the last payment of the interest and the payment of the Principal, in respect whereof that stated hereunder shall apply.

The last payment of the interest and the payment of the Principal (i.e., the payment on June 25, 2027) shall be paid to those persons whose names shall be recorded in the Register on the payment date of the Principal, and shall be paid against the surrender of the Series G Debenture Certificates to the Company, on the payment date, at the Company’s registered office or at any other location that the Company shall so notify. The Company’s notice as stated shall be published by no later than five (5) Business Days prior to the last payment date.

4.2
It is clarified that any party not recorded in the Register of the Debentures (Series G) on the Record Date of the Debentures (Series G) shall not be entitled to an interest payment in respect of the interest period that began prior to that date.

4.3
In any instance whereby the payment due date of Principal and/or interest shall fall on a day other than a Business Day, the payment date shall be deferred until the first subsequent Business Day, without any additional payment, and the Record Date for the purpose of determining the entitlement to interest shall not change as a result.

4.4
The payment to Entitled Parties shall be executed by way of cheques or bank transfer to the credit of the bank account of those persons whose names shall be recorded in the Register of the Debentures (Series G), and which shall be specified in particulars to be timely delivered in writing to the Company, according to that stated hereunder in clause 4.5. If the Company shall be unable to pay any sum to which Entitled Parties are entitled, for a reason not dependent upon the Company, the provisions of clause 17 of the Deed of Trust shall apply.

4.5
A Series G Debentureholder shall notify the Company of the bank account details for crediting payments to that Holder pursuant to the Debentures (Series G) as stated above, or about any change in the said account details or in its address, as the case may be, by written notice to be sent by registered mail to the Company. However, the Company shall be required to act according to the Holder’s notice regarding such change, only if it arrived at its registered office at least fifteen (15) Business Days before the date scheduled for the payment of any payment pursuant to the Debenture. In the event that the notice shall be received by the Company at a delay, the Company shall act according thereto only in relation to payments whose payment dates fall after the payment date closest to the date of receipt of the notice.

4.6
If a Debentureholder entitled to such payment as stated did not deliver details about its bank account in timely fashion to the Company, any payment on account of the Principal and the interest shall be executed by cheque, which shall be sent by registered mail to its last address recorded in the Register of the Debentures (Series G). The mailing of a check to an Entitled Party by registered mail as stated shall be deemed, for all intents and purposes, to be payment of the sum stipulated therein on the date of its dispatch by mail, provided that it shall be paid upon proper presentation for collection.

4.7	Any compulsory payment, to the extent required by law, shall be deducted from any payment in respect of the Debentures (Series G).

5.         Prevention from paying, for a reason not dependent upon the Company

For provisions regarding a prevention from paying due to a reason not dependent upon the Company, see clause 17 of the Deed of Trust.

6.         Debenture Certificates and Splitting of Certificates

6.1
Every Debenture Certificate may be split into a number of Debenture Certificates so that the total of the sums of the Principal stipulated in them is equal to the sum of the Principal stipulated in the Certificate whose split is being requested, provided that certificates as stated shall be issued at a minimum quantity of NIS 1,000 (one thousand) par value, or at multiples of this quantity, together with one additional certificate in respect of the balance (if any).

6.2
A splitting of a Debenture Certificate as stated shall be executed according to a split application signed by the Owner of the Debentures according to the Certificate or by its legal representatives, which shall be delivered to the Company at its registered office, attaching the Debenture Certificate whose split is being requested.

6.3
The split shall be executed within seven (7) days after the end of the month during which the Certificate was delivered to the Company’s registered office. Each of the new Debenture Certificates to be issued following the split shall be at par value sums in whole New Shekels.

6.4	All expenses involved in the split, including taxes and levies, if any, shall apply to the split applicant.

7.         Transfer of the Debenture

7.1
The Debentures are transferable in relation to any par value sum, provided that it shall be in whole New Shekels. Any transfer of the Debentures that is not carried out by the registered holder, shall be executed according to a transfer deed drawn up in the customary version for a share transfer, properly signed by the Holder or its legal representatives, and by the recipient of the transfer or its legal representatives, which shall be delivered to the Company at its registered office, attaching the Debenture Certificates being transferred pursuant thereto, and any other reasonable proof that shall be required by the Company for the sake of proving the transferor’s right to transfer them.

7.2
Subject to that stated above, the procedural provisions included in the Company’s Articles of Association regarding the mode of transferring shares shall apply, mutatis mutandis, as the case may be, to the mode of transfer of the Debentures and the assignment thereof.

7.3
If any compulsory payment shall apply to the transfer deed of the Debentures, the party requesting the transfer must deliver reasonable proofs of the payment thereof to the Company, which shall be to the Company’s satisfaction.

7.4
In the event of a transfer of only a portion of the sum of the Debenture Principal stipulated in this Certificate, the Debenture Certificate must first be split pursuant to the provisions of clause 6 above, into the number of Debenture Certificates so required, in such manner that the total sums of the Principal stipulated in them shall be equal to the sum of the Debenture Principal stipulated in the said Debenture Certificate.

7.5
After the fulfillment of all of these conditions, the transfer shall be recorded in the Register, and all of the conditions specified in the Deed of Trust and in the Debenture in relation to the same series shall apply to the transferee.

7.6	All expenses and fees involved in the transfer shall apply to the party requesting the transfer.

8.         Immediate repayment and arrears interest

For details about a right to call the Debentures (Series G) for immediate repayment, see clause 11 of the Deed of Trust.

Any payment on account of Principal and/or interest that shall be paid at a delay exceeding 5 Business Days after the date scheduled for the payment thereof pursuant to the Debentures (Series G) and this, for reasons that are dependent upon the Company, shall bear arrears interest as of the payment due date and until the actual payment date. In this regard, “arrears interest” means an annual interest increment at the rate of 3.5%, which shall be added to the interest rate applying at that time to the Debentures (Series G), and all, on an annual basis, which shall be calculated according to the number of days of the arrears according to 365 days per year (“the Arrears Interest”). The Company shall announce the exact interest rate that will be paid that will include the annual interest as well as  Arrears Interest that accrued (if accrued) and the payment date as stated, in an Immediate Report two (2) Trading Days before the actual payment date.

9.          Amendments to the terms of the Debenture

No amendment, waiver and/or compromise in relation to any matter pertaining to the terms of the Debenture and the rights deriving from it shall have any validity unless executed in conformance to that stated in clause 28 of the Deed of Trust.

10.       Payment acknowledgements from the Debentureholders

For the purposes of this clause, the provisions of clause 18 of the Deed of Trust shall apply.

11.       Replacement of the Debenture Certificate

In the event that the Debenture Certificate shall become worn, be lost or destroyed, the Company shall be allowed to issue a new Certificate of the Debentures in its place, and this, according to the conditions that the Company shall require relating to proof, indemnification and coverage of the expenses caused to the Company for the purpose of clarifying the right of ownership of the Debentures, as the Company shall deem fit, provided that, in the instance of wear and tear, the worn Debenture Certificate shall be returned to the Company before it issues the new Certificate. Taxes and other expenses involved in the issuance of the new Certificate shall apply to the Debentureholder requesting the said Certificate.

12.       Applicable law and jurisdiction

The law applicable to The Deed of Trust, inclusive of appendices thereto, is solely Israeli law. The courts in the city of Tel-Aviv – Jaffa shall have sole and exclusive jurisdiction in relation to any dispute pertaining to the Deed of Trust and the Debenture. In any instance of a contradiction between the provisions described in the Prospectus in relation to the Deed of Trust and/or the Debentures, the provisions of the Deed of Trust shall prevail.

13.       Notices

Notices shall be issued according to that stated in clause 27 of the Deed of Trust.

14.       The Register of the Debentureholders

For provisions regarding the Register of the Debentureholders, see clause 29 of the Deed of Trust and provisions of the Securities Law.

Partner Communications Company Ltd.

Second Addendum
General Meetings of the Debentureholders

Subject to the provisions of the Securities Law and This Deed of Trust, the convening of a Debentureholders’ meeting, the mode of conducting it and various conditions pertaining thereto, shall be as stated hereunder:

Summoning of a meeting

1.
The Trustee shall convene a meeting of the Debentureholders if it deems it necessary, or at the written request of one or more of the Debentureholders holding at least five percent (5%) of the balance of the par value of the Debentures from the same series. In the event that those requesting the summoning of a meeting are the Debentureholders, the Trustee shall be allowed to demand indemnification from the requesting Debentureholders, including in advance, for the reasonable expenses involved therein.

2.
The Company may summon the Debentureholders to a Debentureholders’ meeting. If the Company summons such a meeting, it must send written notice of this to the Trustee of the venue, date and time of the meeting, as well as of the matters to be raised for discussion therein.

3.
The Trustee shall summon a Holders’ meeting within 21 days of the date that the demand to convene it was submitted to it, for a date to be specified in the invitation, provided that the convening date shall not be earlier than seven days or later than 21 days after the date of the summons; however, the Trustee may shorten the timing for convening the meeting to at least one day after the date of the summons, if the Trustee believes that it is necessary for the purpose of protecting the Holders’ rights, and subject to the provisions of clause 15 hereunder; (should the Trustee do so, the Trustee shall explain the reasons for advancing the convening date in the report summoning the meeting).

4.	The Trustee may change the convening date of the meeting.

5.
If the Trustee does not convene a Holders meeting, in accordance with a Holder's request, within the timeframe as stated above in clause 4 of this Appendix, a Holder of a liability certificate (subject to that stated above in clause 2 of this Appendix) may convene the meeting, provided that the date of the meeting shall be within 14 days after the timeframe for summoning the meeting by the Trustee, and the Trustee shall bear the expenses incurred by the Holder in connection with the convening of the Meeting.

6.
Whenever it is not possible, in practical terms, to convene a Holders’ meeting or to conduct it in the manner defined in the Deed of Trust or in the Securities Law, the court may, at the request of the Company, of the Debentureholder that is entitled to vote during the meeting or of the Trustee, instruct that a meeting shall be convened and conducted in the manner determined by the court, and the court may issue additional instructions for this purpose insofar as it shall deem it appropriate.

7.	The Trustee is entitled, at its discretion and subject to any law, to hold voting meetings in which votes shall be taken by means of ballot papers and without convening the Holders.

Announcement of the convening of a meeting

8.	An announcement of a Holders’ meeting shall be published according to the provisions of the Securities Law as they shall be from time to time and shall be delivered to the Company by the Trustee.

9.	The announcement of the meeting shall include the agenda, the proposed resolutions and arrangements regarding voting by ballot paper pursuant to the provisions of clause 22 hereunder.

Defects in the Convening of a Meeting

10. a.
At the request of a Holder of liability certificates, the Court may order the annulment of a resolution passed during a Holders’ meeting that was convened or conducting without fulfilling the conditions prescribed for this pursuant to the Law or pursuant to the Deed of Trust.

b.
If the defect in the convening relates to the announcement of the place or date of the meeting, a Holder of liability certificates who arrived at the meeting, notwithstanding the defect, shall not be entitled to demand the annulment of the resolution.

The meeting agenda

11.
The Trustee shall decide the agenda of a Holders’ meeting, which shall include items that require the convening of a Holders’ meeting pursuant to clause 3 of the Deed and/or clause 1 above, and any topic requested by a Holder as stated in clause 1.

12.
One or more Holders holding at least five percent (5%) of the balance of the par value of the Debenture Series, may ask the Trustee to include a topic on the agenda of a Holders’ meeting to be held in the future, provided that the topic is appropriate for discussion by a meeting as stated.

13.	Resolutions shall be passed during a Holders’ meeting solely in relation to items that specified on the agenda.

The venue for convening a meeting

14.
A Holders’ meeting shall be held in Israel at the Company’s offices or at any other venue that the Trustee shall announce. The Trustee may change the venue for convening the meeting. If the Company does not allow the meeting to be convened at its office, the Company shall bear the costs of convening the meeting at a venue other than at its offices.

The Record Date for ownership of the Debentures

15.
Holders that are entitled to participate and vote during the Holders’ meeting are Holders of the Debentures on the date to be specified in the resolution to summon a Holders’ meeting, provided that this date shall not be more than three days or less than one day before the convening date of the Holders’ meeting.

The meeting chairman

16.	The Trustee shall preside over every Holders’ meeting, or anyone whom the Trustee appointed as chairman of that meeting.

17.
The Trustee shall prepare minutes of the Debentureholders’ meeting and shall retain them at its registered office for a period of seven (7) years after the date of the meeting. The meeting minutes can be documented by way of a recording. The minutes, insofar as drawn up in writing, shall be signed by the chairman of the meeting or by the chairman of the next meeting that is held. Every minutes signed by the chairman of the meeting constitutes prima facie evidence of that recorded therein. The minutes book shall be retained by the Trustee as stated and shall be open for the perusal of the Holders during work hours and after coordinating in advance, and a copy thereof shall be sent to any Holder who requests this.

18.
The declaration by the chairman of the meeting that a resolution of the Holders’ meeting was passed or rejected, whether unanimously or by a particular majority, shall serve as prima facie evidence of this fact.

Quorum; deferred meeting; continued meeting

19.	A Debentureholders’ meeting shall be opened by the chairman of the meeting after he has determined that the quorum required for any of the items on the agenda of the meeting is present, as follows:

19.1
The quorum required for opening a meeting of the Debentureholders shall be the presence of at least two Debentureholders, either in person or by proxy, holding at least twenty-five percent (25%) of the voting rights by one half hour after the time scheduled for opening the meeting, unless another requirement is specified in the Securities Law.

19.2
If a quorum is not present at the Holders’ meeting by one half hour after the time scheduled for opening the meeting, the meeting shall stand adjourned until another date that shall not be early than two Business Days after the record date specified for holding the original meeting, or one Business Day, if the Trustee believes that this is necessary for the purpose of protecting the Holders’ rights; if the meeting has been adjourned, the Trustee shall explain the reasons for this in the report summoning the meeting.

19.3
If a quorum is not present at the adjourned Holders’ meeting as stated above in clause 19.2, by one half hour after the time scheduled for it, then the meeting shall be held with any number of participants, unless another requirement is specified in the Securities Law.

19.4
Notwithstanding that stated above in clause 19.3, if a Holder’s meeting is convened at the demand of Holders holding at least five percent (5%) of the balance of the par value of the Debentures in circulation (as stated above in clause 1), the adjourned Holders’ meeting shall be held only if it is attended by Holders holding the minimum number of Debentures needed for the purpose of convening a meeting as stated (i.e.: at least five percent (5%) of the balance of the par value of the Debentures in circulation).

20.
The Trustee or a resolution passed by a simple majority of voters during a meeting attended by a quorum of Holders may, from time to time, decide to postpone the continuation of the meeting (hereinafter: “the Original Meeting”), the discussion or the passing of a resolution on a topic specified on the agenda to another date and venue as the Trustee or the meeting as stated shall decide (hereinafter: “Continued Meeting”). During a Continued Meeting, topics may be discussed that were not on the agenda, provided that the addition of the item is announced at least 12 hours before the convening date of the Continued Meeting.

21.
If a Holders’ meeting is continued without changing its agenda, invitations about the new date for the Continued Meeting must be issued as soon as possible, and by no later than 12 hours before the Continued Meeting; invitations as stated shall be sent according to clauses 8 and 9 above.

Participation and voting

22.	The Debentureholders may vote during a Holders’ meeting, either personally or by proxy, as well as by ballot paper indicating how they are voting.

23.
Insofar as not prohibited by law, any proposed resolution put to the vote during the Debentureholders’ meeting for voting during the meeting shall be decided by way of a show of hands, unless a secret vote using a ballot box is required by the chairman. In any case, the resolution shall be decided by a tallying of votes.

24.
The chairman of the meeting may decide that voting shall be conducted either during the meeting or using ballot papers to be submitted after its conclusion at a time to be decided by the chairman. In the event that the chairman decides that the voting shall be by way of ballot papers, the chairman of the meeting shall so notify the Debentureholders. The Trustee may extend or shorten the timeframes for voting by ballot paper and shall so notify the Debentureholders.

25.
Any ballot paper in which a Holder indicates how it is voting, which arrives at the Trustee by the specified deadline, shall be deemed as attendance at the meeting for the purpose of constituting the quorum of the meeting.

26.	Each NIS 1 par value of the Debentures being represented during the vote shall vest one vote during the voting.

27.
A Debentureholder may vote in respect of a portion of the Debentures it holds, including to vote in favor of a particular resolution with one portion of its Debentures and to vote against it with another portion of its Debentures, all as that Debentureholder shall deem fit.

28.
A Holder that is a controlling shareholder of the Company, a family member or a corporation controlled by any thereof or corporations controlled by the Company, or affiliated companies of the Company or related companies of the Company, apart from any of the aforesaid that is an investor included in the list of investors specified in the First Addendum to the Securities Law, and which is not a Holder of Debentures for itself for which the legal provisions and the guidelines of the ISA will apply (all jointly and severally hereinafter in this addendum: “Related Holder”), shall not be taken into account for the purpose of determining the quorum at a Holders’ meeting, and its votes shall not be tallied among the votes during voting during a meeting as stated.

Resolutions

29.	Voting on resolutions at a Holders’ meeting shall be passed by a simple majority, unless a different majority is specified in the Securities Law or in the Deed of Trust.

30.	Abstentions shall not be taken into account when tallying the votes of the participants in the voting.

31.	The following resolutions shall be passed by a meeting of the Debentureholders by a majority that is not a simple majority or subject to a special quorum:

31.1	amendment, including an addition to and/or correction of provisions of the Deed of Trust, as stated in clause 28 of the Deed of Trust;

31.2	the calling of the Debentures for immediate repayment and exercise of collateral pursuant to the terms of the Deed of Trust, as specified in clause 11 of the Deed of Trust;

31.3	conclusion of office of a Trustee pursuant to the provisions of section 35.N of the Law;

31.4	waiver and/or compromise by the Debentureholders in relation to their rights;

31.5	any other matter that, pursuant to the provisions of the Deed of Trust, must be decided by a majority that is other than a simple majority or with a quorum that is other than the ordinary quorum.

31.6
Replacement of a Trustee – at a Holders’ meeting during which Holders of at least fifty percent of the balance of the par value of the liability certificates are present, by a majority of 66% of the balance of the par value of the liability certificates represented during the voting, or a majority as stated at a deferred Holders’ meeting during which Holders of at least ten percent of the said balance are present.

31.7
Any other matter for which the Deed of Trust has specified is subject to a special resolution – at a Holders’ meeting during which Holders of at least fifty percent of the balance of the par value of the liability certificates are present, by a majority of the Holders of at least three quarters of the balance of the par value of the liability certificates represented during the voting, or by a majority as stated at a deferred Holders’ meeting, during which Holders of at least ten percent of the said balance are present.

Voting and actions through a proxy/attorney

32.
A letter of appointment appointing a proxy shall be in writing and signed by the appointing Debentureholder or by the Debentureholder’s attorney, who has been duly authorized to do so in writing. If the appointing Debentureholder is a corporation, the appointment shall be effected by written authorization, stamped by the corporation and signed by the corporation’s authorized signatories.

33.	A letter of appointment of a proxy may be prepared in any format that shall be acceptable to the Trustee.

34.	A proxy does not have to be a Debentureholder himself.

35.
A letter of appointment and a power-of-attorney and any other certificate according to which the letter of appointment was signed, or a certified copy of such power-of-attorney, must be delivered to the Trustee by the convening date of the meeting, unless the notice summoning the meeting instructs otherwise.

36.	The Trustee shall participate in a meeting through its employees, officers, functionaries or any other person so appointed by the Trustee, but shall not have a right to vote.

37.
The Company and any other person, apart from the Trustee, shall be precluded from participating in a Debentureholders’ meeting or during any part thereof, pursuant to a decision by the Trustee, or pursuant to an ordinary resolution passed by the Debentureholders. Notwithstanding that stated in this clause 37, the Company shall be able to participate in the opening of a meeting in order to express its position with regard to any item on the agenda of the meeting and/or to present a particular item (as the case may be).

38.
A person or persons who shall be appointed by the Trustee, the Company’s Secretary, and any other person or persons so authorized by the Company and/or the Trustee, shall be allowed to be present during Debentureholders’ meetings. In the instance whereby, according to the Trustee’s reasonable judgment, and for reasonable reasons, a discussion is necessary without the presence of the Company’s representatives during part of the meeting, then the Company or any delegate on its behalf or any delegate on behalf of a Related Holder shall not participate in that same part of the discussion.

Ascertaining conflicts of interest

39.
If a Holders’ meeting is being convened, the Trustee shall ascertain the existence of conflicts of interest among the Holders, whether deriving from their holding of the Debentures or from another interest that they have, as the Trustee shall decide (in this clause: “Other Interest”), according to that specified in Appendix D attached to this addendum; the Trustee may demand that a Holder participating in a Holders’ meeting must notify the Trustee, including before the voting, of its Other Interest, and whether it has a conflict of interests as stated.

40.
When tallying the votes after a vote held by a Holders’ meeting, the Trustee shall not take into account the votes of Holders that did not comply with its demand as stated above, or of Holders in relation to whom the Trustee ascertained that a conflict of interest exists, as stated above (in this addendum: “Holders with a Conflict of Interest”).

41.
Notwithstanding that stated above in clause 40, if the total holdings of the participants in the vote, who are not Holders with a Conflict of Interest, is less than five percent (5%) of the balance of the par value of the Debentures of that series, then the Trustee shall also take into account the votes of Holders with a Conflict of Interest when tallying the votes during that vote.

Class meetings

42.
When organizing a meeting of the Debentureholders, the Trustee shall examine whether different interests exist among the Debentureholders according to the circumstances. The Trustee shall act to convene class meetings of Debentureholders in conformance to the provisions of any law, the res judicata, the provisions of the Law and the regulations, and the directives to be issued by virtue thereof.

Notwithstanding that stated, class meetings of Holders shall not be convened if it has been determined that they have a conflict of interest (as defined above).

43.
In the instance of the holding of class meetings, resolutions must be approved by each of the class meetings to be summoned and all by the majority required pursuant to the provisions of This Deed, inclusive of appendices thereto.

44.	All that stated in this addendum is subject to the provisions of the Deed of Trust.

Appendix D – Ascertaining the Existence of a Conflict of Interests

1.
Within the scope of the voting during any meeting of the Debentureholders, the Trustee shall solely examine the votes of the unconflicted Holders, in such manner that the majority required to pass a resolution shall be comprised solely of the votes of the unconflicted Holders. For these purposes, the ‘Unconflicted Holders’ are solely those Debentureholders without any ulterior motives; in other words – that no reasonable concern has arisen that the voting by those Holders has been influenced by their holdings of other securities of the Company or of a Related Party in the resolution, without considering the nature of that influence or some other influence that shall be indicated by that Holder.

2.
For the purpose of classifying the Unconflicted Holders, it has been determined that a Holder that fulfills at least one of the following criteria, shall be deemed a “Holder with a Conflict of Interest,” and its vote shall not be counted among the votes of the Unconflicted Holders; i.e., they shall not be tallied among the votes participating in the vote. Following are those criteria:

2.1	A Related Holder (as this term is defined in the Deed of Trust);

2.2	Any Holder that notified the Trustee that it has a conflict of interest in a vote;

2.3	Any Holder that has a conflict of interest according to the tests that the Trustee shall implement by virtue of the Law (including judicial decisions and directives from the Securities Authority).

3.
No separate meeting shall be convened of those Holders that shall fall under the definition of the term “Holder with a Conflict of Interest, and that, for the purpose of passing a binding resolution, the passing of a resolution also by a meeting of Holders with a Conflict of Interest shall not be required.

4.
The test in this appendix is being implemented for the purpose of identifying Unconflicted Holders, and reflects a proper balance between the desire to prevent resolutions from being passed on the basis of a vote that has been influenced, at least potentially, by conflicting interests, and the need to avoid a situation in which the decision-making on a resolution is left in the hands of a minority of the Debentureholders. Nevertheless, it is possible that even this filtering shall, in the final analysis, lead to excessive influence being given to Holders of a small ratio of the Debentures, whose votes do not necessary reflect the position of the majority of the Holders. In such instance, the Trustee reserves its right to refer to the competent court to receive instructions on the proper way to tally votes of the voters under the circumstances.

Partner Communications Company Ltd.

Third Addendum

Urgent Representation for the Series G Debentureholders

1.	Appointment; incumbency

A.
The Trustee shall be allowed, or, at the written request of the Company, shall be obligated, to appoint and convene an urgent representation from among the Debentureholders, as specified hereunder: (hereinafter: “the Urgent Representation”), and this, in the instance of an anticipated breach of the financial covenant specified in clause 6 of the Deed.

B.
The Trustee shall appoint to the Urgent Representation the three (3) Debentureholders who, to the best knowledge of the Trustee, are the Holders of the highest par value from among all of the Debentureholders, and who have declared that they fulfill all of the criteria specified hereunder (“The Members of the Urgent Representation”). In the case whereby anyone of these shall be unable to serve as a member of the Urgent Representation as stated, then the Trustee shall appoint, instead of that Debentureholder, the Holder of the next highest par value who fulfills all of the criteria specified hereunder. Following are the criteria:

i.
The Debentureholder is not in a state of material conflicts of interests due to the existence of any additional material interest conflicting with that interest, which derives from his serving as a member of the Urgent Representation and from his holding of the Debentures. To dispel any doubt, it is clarified that a Holder who is a Related Holder (as this term is defined in the Deed of Trust) shall be deemed as having a material conflict of interests as stated, and shall not serve as a member of the Urgent Representation;

ii.
During the course of that same calendar year, the Debentureholder has not served in similar representations for other debentures, the aggregate value of which exceeds the ratio of the asset portfolio managed by him that has been defined as the maximum ratio enabling service on an urgent representation pursuant to the directives of the Antitrust Commissioner regarding the formation of an urgent representation.

C.
If, during the incumbency of the Urgent Representation, one of the circumstances specified above in clauses B.i. and B.ii. above shall cease to apply to one of its members, then his service shall expire and the Trustee shall appoint another member in his stead from among the Debentureholders as stated above in subclause B.

D.
Prior to the appointment of the Members of the Urgent Representation, the Trustee shall obtain a declaration from the candidates for service as Members of the Urgent Representation, regarding the existence or absence of material conflicts of interests, as stated above in clause B.i. and regarding their service on additional representations as stated above in clause B.ii. Furthermore, the Trustee shall be allowed to demand a declaration as stated from the Members of the Urgent Representation at any time during the incumbency of the Urgent Representation. A Holder who fails to furnish a declaration as stated shall be deemed a party having a material conflict of interests or being precluded from serving by virtue of the directives of the Antitrust Commissioner as stated above, as the case may be. In relation to a declaration regarding a conflict of interests, the Trustee shall ascertain the existence of the conflicts of interests and, to the extent necessary, shall decide whether the conflicts of interests are sufficient to disqualify that Holder from serving on the Representation. It is clarified that the Trustee shall rely on the declarations as stated and shall not be obligated to conduct an additional examination or independent investigation. The Trustee’s determination in relation to these matters shall be final.

E.
The incumbency of the Urgent Representation shall end on the date on which the Company shall publish the Urgent Representation’s resolutions regarding the granting of an extension to the Company for the purpose of complying with the terms of the Deed of Trust as specified hereunder in clause 5.

2.	Authority

A.
The Urgent Representation shall have the authority to grant a one-time extension to the Company in relation to the timeframes for complying with the financial covenant prescribed in the Deed of Trust and this, for a period of up to 90 days or up until the publication date of the Company’s next financial statements, whichever is earlier. It is clarified that the timeframe up until the appointment of the Urgent Representation shall be taken into account within the framework of the aforesaid extension, and shall not constitute grounds for granting any additional extension whatsoever to the Company, over and above that stated above. It is clarified that the Urgent Representation’s activities and the cooperation among the Members of the Urgent Representation shall be limited to a discussion regarding the possibility of granting of an extension as stated and that no other information that does not pertain to the granting of such extension shall be exchanged among the Members of the Urgent Representation.

B.
If an Urgent Representation is not appointed pursuant to the provisions of this addendum, or if the Urgent Representation decided to not grant an extension to the Company as stated above in clause A., the Trustee shall act in conformance to the provisions of clause 11 of the Deed of Trust.

3.	The Company’s undertakings pertaining to the Representation

A.
The Company undertakes to provide all information to the Trustee that is in its possession or that it can obtain regarding the identities of the Debentureholders and the volumes of their holdings. Furthermore, the Trustee shall take action to obtain the said information pursuant to the authorities vested it by law.

B.
The Company undertakes to work in full cooperation with the Urgent Representation and the Trustee, to the extent required, for the purposes of carrying out the examinations they require and formulating the Urgent Representation’s decision, and to forward all data and documents to the Urgent Representation that they shall require with regard to the Company, subject to the limitations of the Law and the signing of a confidentiality agreement. Without derogating from the general purport of that stated, and subject to the signing of a confidentiality agreement as stated, the Company shall deliver the relevant information to the Urgent Representation for the purpose of formulating its decision, which shall not include any misleading detail or be incomplete. Without derogating from that stated above, the forwarding of the information to the Debentureholders and to the Urgent Representation, at the Trustee’s reasonable discretion under the circumstances, shall not be deemed a breach of the duty of confidentiality.

C.
The Company shall bear the costs of the Urgent Representation, including costs of employing consultants and experts by the Urgent Representation or on its behalf and, for these purposes, the provisions of clause 25 of the Deed of Trust shall apply, mutatis mutandis.

4.	Liability

A.
The Urgent Representation shall take action and decide the matters delegated to it, at its absolute discretion, and shall not be liable, neither it nor any of its members, officers, employees or consultants, and the Company and the Debentureholders hereby release them in relation to all allegations, demands and claims against them in respect of the exercise or the non-exercise of powers, authorities or discretion vested them pursuant to the Deed of Trust and this addendum, and in relation thereto, or from any other action they performed pursuant thereto, unless they had acted maliciously and/or with mala fides.

B.	The indemnity provisions prescribed in clause 26 of This Deed shall apply to the actions of the Members of the Urgent Representation and to anyone on their behalf, as if they were the Trustee.

5.
The Company shall publish an Immediate Report about the appointment of the Urgent Representation, the identities of its members and their authorities, and shall publish an additional Immediate Report about the resolutions of the Urgent Representation as stated.

Appendix B – Consent to the attachment of the rating report

12 Abba Hillel Silver St. Ramat-Gan 52506 Israel +972 3 7539700 Tel +972 3 7539710 Fax

January 3, 2019

To

Partner Communications Co. Ltd.

Re: Bond Rating

I would like to inform you that S&P Maalot assigned an `ilA+` rating to bonds to be issued to the public by Partner Communications Co. Ltd. (ilA+/Stable) (hereinafter, “the Company”) of up to NIS 225 million (par value), through the issuance of bond series G (hereinafter, “the Rating”).

We would like to emphasize that the Rating on the bonds was assigned, inter alia, based on the draft shelf offering report dated January 3, 2019 (hereinafter, "the Draft Shelf Offering Report") and on the basis of the proposed issuance structure and purpose that you submitted to us.

In any case in which the final shelf offering includes changes in the structure or purpose of the issuance, and/or any other changes from the Draft Shelf Offering Report, or in case of any material change in any factor that could affect the Rating (hereinafter, “Changes and Additions”), S&P Maalot reserves the right to reexamine the issue and modify the Rating. We therefore request that you notify us and submit to us in writing the details of any Changes and Additions. The Rating is subject to your written confirmation  prior to the publication of the shelf offering report that the shelf offering report does not include any changes and additions.

The Rating is valid for 60 days from the date of this letter, i.e. until March 3, 2019. The Company must avoid including the Rating in its shelf offering report after this date without our prior written authorization.

Subject to the above, we consent that the rating report be included fully in the Company’s shelf offering report, including by reference.

Please note that in order to determine the Rating, S&P Maalot only reviews the shelf offering report, and does not review any other documents related to the issuance, including the documents described in the Draft Shelf Offering Report.

Sincerely,

S&P Global Ratings Maalot Ltd. ("S&P Maalot")

www.maalot.co.il

Appendix C – Lawyer’s confirmation

Tel-Aviv, January 3, 2019

ISRAEL SECURITIES AUTHORITY
via Magna

Dear Mr./Ms.,

Re: Partner Communications Company Ltd. (hereinafter: "the Company") –
shelf offering memorandum of January 3, 2019

We hereby certify that all permits have been received that are required by law for the publishing of the Company's shelf offering memorandum of January 3, 2019.

Sincerely, _________________ _________________ Amir Godard, Adv. Mattan Daskal, Adv.

www.agmon-law.co.il	Jerusalem Malha Technology Garden, Bldg. 1, POB 4675, 9104601 | telephone: 02-5607607 | fax: 02-5639948 Tel-Aviv Electra Building, 98 Yigal Alon, 6789141 | telephone: 03-6078607 | fax: 03-6078666

Appendix D – Summary of the financial reports dated September 30, 2018

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION
AT SEPTEMBER 30, 2018
 (Unaudited)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

INTERIM CONDEDNSED CONSOLIDATED FINANCIAL INFORMATION
AT SEPTEMBER 30, 2018
 (Unaudited)

TABLE OF CONTENTS

Page
INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Interim condensed consolidated statements of financial position	2-3

Interim condensed consolidated statements of income	4

Interim condensed consolidated statements of comprehensive income	5

Interim condensed consolidated statements of changes in equity	6-7

Interim condensed consolidated statements of cash flows	8-9

Notes to interim condensed consolidated financial information	10-21

PARTNER COMMUNICATIONS COMPANY LTD.
 (An Israeli Corporation)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars (note 2a)
	September 30,	December 31,	September 30,
	2018	2017	2018
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	361	867	100
Short-term deposits	291	150	80
Trade receivables	679	808	187
Other receivables and prepaid expenses	49	48	14
Deferred expenses – right of use	46	43	13
Inventories	80	93	22
	1,506	2,009	416

NON CURRENT ASSETS
Trade receivables	251	232	68
Prepaid expenses and other	6	5	2
Deferred expenses – right of use	176	133	49
Property and equipment	1,157	1,180	319
Intangible and other assets	634	697	175
Goodwill	409	407	113
Deferred income tax asset	37	55	10
	2,670	2,709	736

TOTAL ASSETS	4,176	4,718	1,152

Date of approval of the interim condensed financial information by the Company’s board of directors: November 20, 2018.

Isaac Benbenishti	Tamir Amar
Chief Executive Officer	Chief Financial Officer

2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars (note 2a)
	September 30,	December 31,	September 30,
	2018	2017	2018
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	371	705	102
Trade payables	706	787	195
Payables in respect of employees	58	91	16
Other payables (mainly institutions)	36	31	10
Income tax payable	57	50	16
Deferred revenues from HOT mobile	31	31	9
Other deferred revenues	39	41	11
Provisions	69	75	19
	1,367	1,811	378
NON CURRENT LIABILITIES
Notes payable	975	975	269
Borrowings from banks and others	204	243	56
Liability for employee rights upon retirement, net	41	40	11
Dismantling and restoring sites obligation	20	27	6
Deferred revenues from HOT mobile	141	164	39
Other non-current liabilities	27	24	7
	1,408	1,473	388

TOTAL LIABILITIES	2,775	3,284	766

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2017 and September 30, 2018 - 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2017 – -*-*168,243,913 shares
September 30, 2018 – -*-*163,154,257 shares
Capital surplus	1,131	1,164	312
Accumulated retained earnings	539	491	148
Treasury shares, at cost December 31, 2017 – *-**2,850,472 shares September 30, 2018 – *-**7,943,348 shares	(272)	(223)	(75)
Non-controlling interests	1		*
TOTAL EQUITY	1,401	1,434	386
TOTAL LIABILITIES AND EQUITY	4,176	4,718	1,152

*     Representing an amount of less than 1 million.
**   Net of treasury shares
*** Including, restricted shares in amount of 1,376,381 and 1,038,219 as of and December 31, 2017 and September 30, 2018, respectively, held by a trustee under the Company's Equity Incentive Plan, such shares may become outstanding upon completion of vesting conditions.

The accompanying notes are an integral part of the interim condensed consolidated financial information.

3

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30,	3 month period ended September 30,
	2018	2017	2018	2017	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	2,445	2,434	822	826	674	227
Cost of revenues	2,006	1,916	657	625	553	182
Gross profit	439	518	165	201	121	45

Selling and marketing expenses	221	189	78	70	61	21
General and administrative expenses	137	146	46	46	38	13
Income with respect to settlement agreement with Orange		108
Other income, net	21	24	7	7	6	2
Operating profit	102	315	48	92	28	13
Finance income	4	4	1	5	1	*
Finance expenses	45	96	11	20	12	3
Finance costs, net	41	92	10	15	11	3
Profit before income tax	61	223	38	77	17	10
Income tax expenses	24	59	12	23	7	3
Profit for the period	37	164	26	54	10	7
Attributable to:
Owners of the Company	37	164	26	54	10	7
Non-controlling interests	*		*		*	*
Profit for the period	37	164	26	54	10	7

Earnings per share
Basic	0.22	1.02	0.16	0.32	0.06	0.04
Diluted	0.22	1.01	0.16	0.32	0.06	0.04
Weighted average number of shares outstanding (in thousands)
Basic	167,137	161,002	164,785	167,371	167,137	164,785
Diluted	168,047	162,745	165,611	168,815	168,047	165,611

*   Representing an amount of less than 1 million.

The accompanying notes are an integral part of the interim condensed consolidated financial information.

4

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30,		3 month period ended September 30,		9 month period ended September 30,	3 month period ended September 30,
	2018	2017	2018	2017	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	37	164	26	54	10	7
Other comprehensive income for the period, net of income tax	-	-	-	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	37	164	26	54	10	7
Total comprehensive income attributable to:
Owners of the Company	37	164	26	54	10	7
Non-controlling interests	*	-	*	-	*	*
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	37	164	26	54	10	7

*   Representing an amount of less than 1 million.

The accompanying notes are an integral part of the interim condensed consolidated financial information.

5

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to owners of the Company
	Share capital
	Number of Shares**
		Amount	Capital surplus	Accumulated earnings	Treasury shares	Total	Non-controlling interests	Total equity
		( In millions )
New Israeli Shekels:
BALANCE AT JANUARY 1, 2018 (audited)	168,243,913	2	1,164	491	(223)	1,434		1,434
CHANGES DURING THE 9 MONTHS ENDED SEPTEMBER 30, 2018 (unaudited):
Total comprehensive profit for the period				37		37	*	37
Exercise of options and vesting of restricted shares granted to employees	429,170		(33)		33
Acquisition of treasury shares (note 12)	(5,518,826)				(82)	(82)		(82)
Employee share-based compensation expenses				11		11		11
Non-controlling interests on acquisition of subsidiary							1	1
BALANCE AT SEPTEMBER 30, 2018(unaudited)	163,154,257	2	1,131	539	(272)	1,400	1	1,401

Convenience translation into U.S. Dollars (note 2a):
BALANCE AT JANUARY 1, 2018 (audited)	168,243,913	1	321	135	(61)	396		396
CHANGES DURING THE 9 MONTHS ENDED SEPTEMBER 30, 2018 (unaudited):
Total comprehensive profit for the period				10		10	*	10
Exercise of options and vesting of restricted shares granted to employees	429,170		(9)		9
Acquisition of treasury shares (note 12)	(5,518,826)				(23)	(23)		(23)
Employee share-based compensation expenses				3		3		3
Non-controlling interests on acquisition of subsidiary							*	*
BALANCE AT SEPTEMBER 30, 2018 (unaudited)	163,154,257	1	312	148	(75)	386	*	386

*   Representing an amount of less than 1 million.
** Net of treasury shares.

The accompanying notes are an integral part of the interim condensed consolidated financial information.

6

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital
	Number of Shares**
		Amount	Capital surplus	Accumulated Earnings	Treasury shares	Total
		( In millions )
New Israeli Shekels:
BALANCE AT JANUARY 1, 2017 (audited)	156,993,337	2	1,034	358	(283)	1,111
CHANGES DURING THE 9 MONTHS ENDED SEPTEMBER 30, 2017 (unaudited):
Total comprehensive income for the period				164		164
Issuance of shares to shareholders	10,178,211	*	190			190
Exercise of options and vesting of restricted shares granted to employees	355,618	*	(25)		25	*
Employee share based compensation expenses				16		16
BALANCE AT SEPTEMBER 30, 2017 (unaudited)	167,527,166	2	1,199	538	(258)	1,481

*   Representing an amount of less than 1 million.
** Net of treasury shares.

The accompanying notes are an integral part of the interim condensed consolidated financial information.

7

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli Shekels		Convenience translation into U.S. Dollars (note 2a)
	9 months ended September 30,
	2018	2017	2018
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	504	804	140
Income tax paid	*	(7)	*
Net cash provided by operating activities	504	797	140

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(241)	(146)	(66)
Acquisition of intangible and other assets	(118)	(117)	(33)
Proceeds from (investment in) short-term deposits, net	(141)	302	(39)
Interest received	1	2	*
Consideration received from sales of property and equipment	3	*	1
Payment for acquisition of subsidiary, net of cash acquired	(3)		(1)
Net cash provided by (used in) investing activities	(499)	41	(138)

CASH FLOWS FROM FINANCING ACTIVITIES:
Share issuance		190
Acquisition of treasury shares (note 12)	(82)		(23)
Interest paid	(54)	(85)	(15)
Proceeds from issuance of notes payable, net of issuance costs		252
Repayment of non-current borrowings	(375)	(901)	(103)
Net cash used in financing activities	(511)	(544)	(141)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(506)	294	(139)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	867	716	239

CASH AND CASH EQUIVALENTS AT END OF PERIOD	361	1,010	100

*   Representing an amount of less than 1 million

The accompanying notes are an integral part of the interim condensed consolidated financial information.

8

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix – Cash generated from operations and supplemental information

	New Israeli Shekels		Convenience translation into U.S. Dollars (note 2a)
	9 months ended September 30,
	2018	2017	2018
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	37	164	10
Adjustments for:
Depreciation and amortization	406	399	112
Amortization of deferred expenses - Right of use	31	28	9
Employee share based compensation expenses	11	16	3
Liability for employee rights upon retirement, net	1	(3)	*
Finance costs, net	(1)	(3)	*
Change in fair value of derivative financial instruments		(1)
Interest paid	54	85	15
Interest received	2	(2)	1
Deferred income taxes	17	14	5
Income tax paid		7
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	110	276	30
Other	(2)	(5)	(1)
Increase (decrease) in accounts payable and accruals:
Trade	(46)	45	(13)
Other payables	(29)	(49)	(8)
Provisions	(6)	1	(2)
Deferred income with respect to settlement agreement with Orange		(108)
Deferred revenues from HOT mobile	(23)	(23)	(6)
Other deferred revenues	(1)	5	*
Increase in deferred expenses - Right of use	(77)	(86)	(21)
Current income tax	7	38	2
Decrease in inventories	13	6	4
Cash generated from operations	504	804	140

* Representing an amount of less than 1 million

At September 30, 2018 and 2017, trade and other payables include NIS 130 million ($36 million) and NIS 102 million, respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

These balances are recognized in the cash flow statements upon payment.

The accompanying notes are an integral part of the interim condensed consolidated financial information.

9

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

NOTE 1 - GENERAL

Partner Communications Company Ltd. ("the Company", "Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services) under the orange™ brand until February 15, 2016, and under the Partner brand thereafter, and under the 012 Mobile brand. The Company is incorporated and domiciled in Israel and its principal executive office’s address is 8 Amal Street, Afeq Industrial Park, Rosh-Ha'ayin 48103, Israel.

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange Ltd. ("TASE") under the symbol "PTNR". American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, are quoted on the NASDAQ Global Select Market™, under the symbol "PTNR".

This interim condensed consolidated financial information of the Company as of September 30, 2018, is comprised of the Company and its subsidiaries and partnerships (the "Group"). See list of subsidiaries and partnerships and principles of consolidation in note 2(b).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation of the financial information

This interim condensed consolidated financial information of the Company as of September 30, 2018 ("the financial information") has been prepared in accordance with IAS 34, Interim financial reporting. The interim condensed consolidated financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IFRS).

The interim condensed consolidated financial information has been reviewed, not audited.

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended December 31, 2017 as described in those annual financial statements.

Costs incurred unevenly during the year are brought forward or deferred for interim reporting purposes if, and only if, it is appropriate to bring forward or defer such costs at the end of the reporting year.

Income tax for interim periods is included based on the best management estimate of the anticipated average annual tax rate for the entire year.

Convenience translation into U.S Dollars (USD or $): The NIS figures at September 30, 2018 and for the period then ended have been translated into USD using the representative exchange rate of the USD at September 30, 2018 ($1 = NIS 3.627). The translation was made solely for convenience. The translated USD figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into USD.

10

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

   (b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and entities controlled by the Company. Control exists when the Company has the power over the investee; has exposure, or rights, to variable returns from involvement in the investee; and has the ability to use its power over the investee to affect its returns. Subsidiaries and partnerships are fully consolidated from the date on which control is transferred to the Company.

Inter-company transactions, balances, income and expenses on transactions between Group companies are eliminated in preparing the consolidated financial statements.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of profit or loss, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

List of wholly owned subsidiaries and partnerships:
012 Smile Telecom Ltd.
012 Telecom Ltd.
Partner Land-Line Communication Solutions - Limited Partnership
Partner Future Communications 2000 Ltd. ("PFC")
Partner Communication Products 2016 - Limited Partnership
Partner Business Communications Solution - Limited Partnership – not active

Consolidated subsidiary - 51% ownership interest held by the Group - Iconz Holdings Ltd.

Associates accounted for under the equity method:
In November 2013, the Company and Hot Mobile Ltd. entered into a network sharing agreement ("NSA") and a right of use agreement. Pursuant to the NSA, the parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership ("PHI"), which operates and develops a radio access network shared by both parties, starting with a pooling of both parties' radio access network infrastructures creating a single shared pooled radio access network. PHI began its operations in July 2015, managing the networks.

11

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

 (c) The following new standard is effective for the first time commencing January 1, 2018:

IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities and introduces a new impairment model for financial assets based on expected credit losses. IFRS 9 establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The Group applied the new standard retrospectively from January 1, 2018, with the practical expedients permitted under the standard. Comparatives for 2017 were not restated. The effect of IFRS 9 implementation was not material.

 (e) The following relevant new standards, amendments to standards or interpretations have been issued, but are not effective for the financial periods beginning January 1, 2018, and have not been early adopted:

IFRS 16, Leases (“the Standard”), was issued in January 2016 and will supersede IAS 17 Leases. The Standard is mandatory for financial years commencing on or after January 1, 2019, and early application is permitted. The Company will adopt the standard from its mandatory adoption date of January 1, 2019 (transition date).

The Standard removes the distinction between operating and finance leases for lessees. Under the new Standard, with certain exceptions, the assets (the right to use the leased item) and the financial liabilities to pay rentals will be recognized in the statement of financial position, and are expected to be material. The accounting for lessors will not change significantly. In the statement of income, finance costs on the financial liabilities and depreciation expenses related to the rights-of-use assets will be recognized in place of rental expenses. In the statement of cash flows, rental payments will be recognized as repayment of the financial liabilities and will be presented as cash used in financing activities in place of cash provided by operating activities. The implementation of the new Standard is not expected to materially affect profit.

The Company is in the process of implementing the required adjustments into the Company's information systems. The Company plans to apply the Standard using the modified retrospective approach and will not restate comparative amounts for the years prior to the transition date. Any transitional adjustments will be recognized in retained earnings with the cumulative effect as of the transition date.

The Company estimates that the implementation of the standard will result in a decrease in lease expenses in 2019 of approximately between NIS 70 million and NIS 80 million, and an increase in amortization expenses and finance costs in 2019 in a total amount of approximately between NIS 70 and NIS 80 million; and on the statement of financial position a right-of-use asset and corresponding lease liability are expected to be recognized in amounts of approximately between NIS 300 million and NIS 350 million.

In addition, further material effect is expected to occur in the stand alone financial statements of PHI (P.H.I. Networks (2015) Limited Partnership, held 50% by the Company) which operates a substantial number of the Company's cell-sites. The total contractual undiscounted estimated lease payments of PHI are approximately between NIS 690 million and NIS 730 million. PHI management estimates that the total contractual lease expenses in 2019 will decrease in the amount of approximately between NIS 140 million to NIS 160 million and the amortization and finance expenses will increase in an amount which is still under evaluation by PHI management.

The aforementioned amounts are estimates and not final and therefore may change.

12

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 3 – SEGMENT INFORMATION

	New Israeli Shekels				New Israeli Shekels
	Nine months ended September 30, 2018				Nine months ended September 30, 2017
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	1,384	515		1,899	1,487	465		1,952
Inter-segment revenue - Services	12	117	(129)		13	115	(128)
Segment revenue - Equipment	478	68		546	428	54		482
Total revenues	1,874	700	(129)	2,445	1,928	634	(128)	2,434
Segment cost of revenues – Services	1,072	512		1,584	1,093	443		1,536
Inter-segment cost of revenues- Services	116	13	(129)		114	14	(128)
Segment cost of revenues - Equipment	377	45		422	342	38		380
Cost of revenues	1,565	570	(129)	2,006	1,549	495	(128)	1,916
Gross profit	309	130		439	379	139		518
Operating expenses (3)	261	97		358	268	67		335
Income with respect to settlement agreement with Orange					108			108
Other income, net	18	3		21	23	1		24
Operating profit	66	36		102	242	73		315
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	328	109			327	100
–Other (1)	11				17
Segment Adjusted EBITDA (2)	405	145			586	173
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				550				759
- Depreciation and amortization				(437)				(427)
- Finance costs, net				(41)				(92)
- Income tax expenses				(24)				(59)
- Other (1)				(11)				(17)
Profit for the period				37				164

13

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 3 – SEGMENT INFORMATION (continued)

	New Israeli Shekels				New Israeli Shekels
	Three months ended September 30, 2018				Three months ended September 30, 2017
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	473	181		654	510	156		666
Inter-segment revenue - Services	3	39	(42)		4	38	(42)
Segment revenue - Equipment	143	25		168	138	22		160
Total revenues	619	245	(42)	822	652	216	(42)	826
Segment cost of revenues – Services	355	178		533	358	150		508
Inter-segment cost of revenues- Services	38	4	(42)		38	4	(42)
Segment cost of revenues - Equipment	111	13		124	102	15		117
Cost of revenues	504	195	(42)	657	498	169	(42)	625
Gross profit	115	50		165	154	47		201
Operating expenses (3)	88	36		124	87	29		116
Other income, net	5	2		7	7	*		7
Operating profit	32	16		48	74	18		92
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	109	40			109	32
–Other (1)	4				6
Segment Adjusted EBITDA (2)	145	56			189	50
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				201				239
- Depreciation and amortization				(149)				(141)
- Finance costs, net				(10)				(15)
- Income tax expenses				(12)				(23)
- Other (1)				(4)				(6)
Profit for the period				26				54

* Representing an amount of less than NIS 1 million.

(1) Mainly amortization of employee share based compensation.
(2) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges; it is fully comparable to EBITDA information which has been previously provided for prior periods.
(3) Operating expenses include selling and marketing expenses and general and administrative expenses.

14

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 4 – REVENUES

Disaggregation of revenues:

	Nine months ended September 30, 2018 New Israeli Shekels in millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services to private customers	778	304	(71)	1,011
Segment revenue - Services to business customers	618	328	(58)	888
Segment revenue - Services revenue total	1,396	632	(129)	1,899
Segment revenue - Equipment	478	68		546
Total Revenues	1,874	700	(129)	2,445

	Nine months ended September 30, 2017 New Israeli Shekels in millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services to private customers	888	234	(74)	1,048
Segment revenue - Services to business customers	612	346	(54)	904
Segment revenue - Services revenue total	1,500	580	(128)	1,952
Segment revenue - Equipment	428	54		482
Total Revenues	1,928	634	(128)	2,434

Revenues from services are recognized over time. For the nine months ended September 2018 revenues from equipment are recognized at a point of time, except for NIS 12 million, which were recognized in the nine months ended September 2018 over time. Revenues from equipment for the nine months ended September 2018 include revenues from operating leases according to IAS 17, in an amount of NIS 12 million.

Revenues from services for the nine months ended September 2017 include revenues from operating leases according to IAS17 in an amount of NIS 7 million.

15

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 5 – LAWSUITS AND LITIGATIONS

A.	Claims

Total provision recorded in the financial statements in respect of all lawsuits against the Group amounted to NIS 67 million at September 30, 2018.

Described below are the main litigation and claims against the Group:

1.	Consumer claims

This category includes class actions and motions for the recognition of these lawsuits as class actions with respect to, among others, alleged claims regarding charges and claims regarding alleged breach of the Consumer Protection Law, the Privacy Protection Law, the Communications Law (Telecommunications and Broadcasting), license provisions, other legal provisions and engagement agreements with customers.

Described hereunder are the outstanding consumer class actions and motions for the recognition of these lawsuits as class actions, detailed according to the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	25	657
NIS 100 - 400 million	7	1,455
NIS 400 million - NIS 1 billion	2	1,405
Unquantified claims	17	-
Total	51	3,517

With respect to 2 of the claims mentioned in the table above, the court approved these claims as class actions:

1.
On September 7, 2010, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner unlawfully charged its customers for services of various content providers which are sent through text messages (SMS). The total amount claimed from Partner is estimated by the plaintiffs to be approximately NIS 405 million. The claim was certified as a class action in December 2016. In February 2017, the plaintiffs filed an appeal to the Supreme Court, regarding the definition of the group of customers. Partner estimates that even if the claim will be decided in favor of the approved group of customers (as defined by the District Court), the damages that Partner will be required to pay for, will be immaterial.

16

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

  NOTE 5 – LAWSUITS AND LITIGATIONS (continued)

A.	Claims (continued)

1.	Consumer claims (continued)

2.
On April 3, 2012, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner breached its license conditions in connection with benefits provided to customers that purchased handsets from third parties. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 22 million. In September 2014, The Court approved the motion and recognized the lawsuit as a class action. In July 2017, the parties filed a request to the Court to approve a settlement agreement. Partner estimates that the damages that Partner will be required to pay for will be immaterial.

With respect to 2 claims mentioned in the table above, with a total amount of NIS 343 million (other than the 2 claims mentioned above), the parties filed requests to approve settlement agreements and with respect to 5 additional claims in the amount of NIS 400 million (other than the 2 claims mentioned above), the court approved settlement agreements.

2.	Employees and other claims

A claim and a motion for the recognition of this claim as a class action in the amount of NIS 100 million. In September 2016, the parties filed a request to approve a settlement agreement regarding this claim and in November 2017 the parties filed an amended request to approve a settlement agreement regarding this claim. In July 2018 the Court approved the request and Partner is currently implementing the amended settlement agreement. The damages that Partner is required to pay are immaterial.

In addition to all the above mentioned claims the Group is a party to various claims arising in the ordinary course of its operations.

17

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

  NOTE 5 – LAWSUITS AND LITIGATIONS (continued)

B. Contingencies in respect of building and planning procedures

(1)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due.

(2)
Section 197 of the Building and Planning Law states that a property owner has the right to be compensated by a local planning committee for reductions in property value as a result of a new building plan.

In January 2006, the Non-ionizing Radiation Law was published, amending the Planning and Building Law so that local Planning and Building committees must require indemnification letters against reduction in property value from the cellular operators requesting building permits.

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators. This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36. Between January 3, 2006 and September 30, 2018 the Company provided the local authorities with 490 indemnification letters as a pre-condition for obtaining building permits.

In case the Company shall be required to make substantial payments under the indemnity letters, it could have an adverse effect on the Company's financial results.

According to the company’s management estimation and based on its legal counsel, a provision in the financial statement was not included.

The Company assumes that the requirement to provide indemnification letters might require it to change locations of sites to different, less suitable locations and to dismantle some of its sites. These changes in the deployment of the sites might have an adverse effect on the extent, quality and capacity of the network coverage.

18

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 6 – EQUITY AND SHARE BASED PAYMENTS

Share based compensation to employees – share options

The share options and restricted shares are subject to the 2004 Equity Incentive Plan (the Plan) that provides for the share options dividend adjustment mechanism and the cashless exercise.

During the nine months ended September 30, 2018 518,855 share options and 165,569 restricted shares were granted to senior officers and employees of the Company following the approval of the Company's Board of Directors.

During the nine months ended September 30, 2018 429,170 shares have been issued upon exercise of share options and vesting of restricted shares under the Plan.

Through September 30, 2018 – 31,823,062 share options have been granted to the Group's senior officers and employees pursuant to the Plan, of which 8,451,011 remained outstanding; and 4,464,337 restricted shares have been granted to the Group's senior officers and employees pursuant to the Plan, of which 936,941 remained outstanding.

See also note 12 about Company's shares buyback.

NOTE 7 – INVENTORY

	New Israeli Shekels
	December 31,	September 30,
	2017	2018
	In millions
Handsets and devices	60	41
Accessories and other	8	9
Spare parts	19	23
ISP modems, routers, servers and related equipment	6	7
	93	80

19

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 8 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Key management compensation amounted NIS 24 million for the nine months ended September 30, 2018.

b.	In the ordinary course of business, key management or their relatives may have engaged with the Company with immaterial transactions that are under normal market conditions.

c.	Principal shareholder: On January 29, 2013, S.B. Israel Telecom Ltd. completed the acquisition of 48,050,000 ordinary shares of the Company and became the Company's principal shareholder.

d.	Associates – investment in PHI

Balances and transactions with PHI (see note 2 (c)):

	New Israeli Shekels
	Nine months ended September 30,
	2018	2017
	(Unaudited)
	In millions
Operating expenses, net	48	33

	New Israeli Shekels
	September 30,	December 31,
	2018	2017
	(Unaudited)	(Audited)
	In millions
Deferred expenses - Right of use	121	95
Current liabilities	47	43
Non-Current liabilities	10	7

The Company provided a guarantee to PHI's debt in an amount of NIS 50 million.

NOTE 9 – SEASONALITY

The Company's service revenues and profitability show some seasonal trends over the year, resulting mainly from revenues from roaming services, which tend to increase during Jewish holiday periods (generally in the second and fourth quarters) and during the summer months. Therefore the financial results for the nine months ended September 30, 2018 may not necessarily indicate the financial results for the year ended December 31, 2018.

20

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 10 – EARLY REPAYMENT OF BORROWINGS

In March 2018 the Company early repaid borrowings O and L in a total principal amount of NIS 300 million. In the first quarter of 2018, the Company recorded an early repayment fee in a total amount of NIS 9 million in connection with the abovementioned repayments.

In June 2018 the Company early repaid borrowing K in a principal amount of NIS 75 million.

NOTE 11 – NOTES PAYABLE ISSUANCE COMMITMENTS

In September 2017, the Company entered into an agreement with certain Israeli institutional investors, according to which the Company undertook to issue to the institutional investors, and the institutional investors undertook to purchase from the Company, in the framework of a private placement, in an aggregate principal amount of NIS 150 million of additional Series F debentures in December 2018.

In December 2017, the Company entered into an agreement with certain Israeli institutional investors, according to which the Company undertook to issue to the institutional investors, and the institutional investors undertook to purchase from the Company, in the framework of a private placement, in an aggregate principal amount of NIS 126.75 million of additional Series F debentures in December 2019.

In January 2018, the Company entered into an agreement with certain Israeli institutional investors, according to which the Company undertook to issue to the institutional investors, and the institutional investors undertook to purchase from the Company, in the framework of a private placement, in an aggregate principal amount of NIS 100 million of additional Series F debentures in December 2019.

NOTE 12 – ACQUISITION OF TREASURY SHARES

In May 2018 the Company's Board of Directors resolved to adopt a buyback plan of the Company's ordinary shares which are traded on the Tel Aviv Stock Exchange, up to an aggregate amount of NIS 200 million ("the Plan"). The Plan will be implemented in multiple tranches. Two tranches in a total amount of NIS 100 million were approved by the Company's Board of Directors.

In the second quarter of 2018 the Company purchased 1,140,406 of its ordinary shares in a total amount of NIS 15 million.

In the third quarter of 2018 the Company purchased 4,378,420 of its ordinary shares in a total amount of NIS 67 million.

In October 2018 the Company purchased 982,762 of its ordinary shares in a total amount of NIS 18 million and completed the two tranches of the buyback plan.

The Company's own shares purchased are recorded as "treasury shares". In accordance with the Israeli Companies Law, the treasury shares are considered dormant shares as long as they are held by the Company, and as such they do not bear any rights (including the right to vote in general meetings of shareholders and to receive dividends) until they are transferred to a third party.

21

Appendix E – Tel-Aviv Stock Exchange Approval

January 2, 2019 338719

Partner Communications Company Ltd.
POB 435
Rosh Ha’Ayin 481032

Dear Mr./Ms.,

Re: Approval to list securities for trading on the TASE pursuant to a shelf offering memorandum

1.
Further to our approval in principle of 4.6.18, reference no. 325708, approval is hereby issued for the listing for trading of up to NIS 225,000,000 par value of Series G bonds being issued to the public.

2.	The validity of this approval is contingent upon the Series G bonds being listed for trading within 60 days of 2.1.19.

3.
This approval is being issued based on the shelf prospectus of 13.6.18, on the opinion of the law firm of Sherman & Sterling LLP of 1.1.19, on the draft shelf offering memorandum of 16.12.18, and the correction sheets up until 2.1.19, which you furnished to us. This approval is subject to the requisite approvals pursuant to any law, subject to the fulfillment of the minimum dispersion of the public’s holdings of the Series G bonds, subject to the value of the public’s holdings of the Series G bonds not diminishing below NIS 36 million, subject to the payment of the TASE listing fee and subject to the fulfillment of all of the other conditions specified in the TASE regulations.

4.
This approval of the TASE should not be deemed confirmation of the details presented in the shelf offering memorandum or of their reliability or completeness, nor should it be deemed as expressing any opinion about the company or about the quality of the securities being offered in the shelf offering memorandum or about the price at which they are being offered.

5.	Please:

a.	mark any changes between the draft shelf offering memorandum that you issued to us and the final shelf offering memorandum;

b.	submit for our approval any amendment that you make to the shelf offering memorandum;

c.	upon closing the subscription list, issue a report to us, which lists the breakdowns of the orders and the allotments among the various subscribers;

1
The Tel-Aviv Stock Exchange Ltd.
2 Ahuzat Bayit St., Tel-Aviv 6525218 • POB 28060, Tel-Aviv 6129001 • Tel: 076-8160411, fax: 03-5105379
www.tase.co.il

d.	upon the allotment of the Series G bonds, please contact us for the purpose of listing them for trading on the TASE.

6.
We call your attention to the attached letter. When completing the report form to “Magna” through which you are publishing the shelf offering memorandum, please complete the sheet accompanying the form (xml sheet) and include the tender number as specified hereunder:

	Identification name	Tender identification number
Tender for Series G bonds	Partner Tender 1	1151752

Sincerely,
The Tel-Aviv Stock Exchange Ltd.

2
The Tel-Aviv Stock Exchange Ltd.
2 Ahuzat Bayit St., Tel-Aviv 6525218 • POB 28060, Tel-Aviv 6129001 • Tel: 076-8160411, fax: 03-5105379
www.tase.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Tamir Amar
Name:	Tamir Amar
Title:	Chief Financial Officer

Dated: January 3, 2019